This Draft Registration Statement is confidentially submitted to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on July 19, 2022 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333- _______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Plutus Financial Group Limited

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands	6200	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

8/F, 80 Gloucester Road

Wan Chai, Hong Kong

(852) 2968 1192
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

The Crone Law Group P.C.

500 Fifth Ave, Suite 938

New York, NY 10110

Phone: (646) 861-7891
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark E. Crone, Esq. Joe Laxague, Esq. The Crone Law Group, P.C. 500 Fifth Avenue, Suite 928 New York, New York 10110 (860) 202-6845	Benjamin A. Tan, Esq. Sichenzia Ross Ference LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10036 (212)-930-9700

Approximate date of commencement of proposed sale to the public:
as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS, DATED July 19, 2022

Plutus Financial Group Limited

5,000,000 Ordinary Shares

This is the initial public offering, or the “offering,” of 5,000,000 Ordinary Shares, par value US$0.0001 per share (each, an “Ordinary Share”, collectively, “Ordinary Shares”) of Plutus Financial Group Limited, a Cayman Islands exempted company with limited liability whose principal place of business is in Hong Kong, on a firm commitment basis.

Prior to this offering, there has been no public market for our Ordinary Shares. We expect that the initial public offering price will be between US$4.00 and US$6.00 per Ordinary Share. We intend to list the Ordinary Shares on the Nasdaq Capital Market under the symbol “______” However, there is no assurance that the offering will be closed and our Ordinary Shares will be trading on Nasdaq Capital Market.

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

Upon the completion of this offering, we will have 17,000,000 Ordinary Shares issued and outstanding. Our founder, Zhao Zhisheng will beneficially own 12,000,000 Ordinary Shares, representing 70.6% of the total voting power of our issued and outstanding share capital immediately following the completing of this offering assuming the underwriters do not exercise their over-allotment option, or 67.6% of our total voting power if the underwriters exercise their over-allotment option in full. Each Ordinary Share is entitled to one vote.

Investing in our Ordinary Shares involves a high degree of risk.

Pursuant to the Holding Foreign Companies Accountable Act (“HFCAA”), the Public Company Accounting Oversight Board (the “PCAOB”) issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our registered public accounting firm, WWC, P.C., is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, if the PCAOB is not able to fully conduct inspections of our auditor’s work papers, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities may be prohibited under the HFCAA. See Risk Factor –” Although the audit report included in this prospectus was issued by U.S. auditors who are currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our Ordinary Shares may be delisted or prohibited from trading.”

All of our operations are primarily located in Hong Kong, a Special Administrative Region of the People’s Republic of China (“China” or the “PRC”), and therefore, we may be subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations. As of the date of this prospectus, we are not subject to the PRC government’s direct influence or discretion over the manner in which we conduct our business activities outside of the PRC. In addition, we do not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, including, but not limited to, the cybersecurity review and regulatory review of overseas listing of our Ordinary Shares through an offshore holding company. However, due to long arm-provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. We are also subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard.

Should the PRC government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

●	could result in a material change in our operations;
●	could hinder our ability to continue to offer our securities to investors; and
●	may cause the value of our Ordinary Shares to significantly decline or be worthless.

We are aware that recently, the PRC government has initiated a series of regulatory actions and new policies to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on Plutus Financial Group Limited’s daily business operation, its ability to accept foreign investments and the listing of our Ordinary Shares on U.S. or other foreign exchanges. These actions could result in a material change in our operations and could significantly limit or completely hinder our ability to complete this offering or cause the value of our Ordinary Shares to significantly decline or become worthless. See “Prospectus Summary — Substantially all operations of the operating subsidiaries are in Hong Kong, a special administrative region of the PRC. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The PRC government may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.” beginning on page 7.

As of the date of this prospectus, our operations in Hong Kong and our registered public offering in the United States are not subject to the review nor prior approval of the Cyberspace Administration of China (the “CAC”) nor the China Securities Regulatory Commission (the “CSRC”). Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals, or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of such securities to significantly decline or be worthless.

Given that (1) our operating subsidiaries are located in Hong Kong, (2) we have no subsidiary, VIE structure nor any direct operations in mainland China, and (3) pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), we do not presently foresee material changes to our operating subsidiaries’ operations or the value of our Ordinary Shares resulting from the legal and operational risks relating to the PRC regulations, which, in the event such regulatory actions are found to apply, could significantly limit or completely hinder our ability to complete this offering or cause the value of our Ordinary Shares to significantly decline or become worthless.

This prospectus does not constitute, and there will not be, an offering of securities to the public in the Cayman Islands.

	Per Share	Total
Initial public offering price	US$	US$	25,000,000
Underwriting discounts and commissions (7%) for sales to investors introduced by the underwriter (1)	US$	US$	1,750,00
Proceeds, before expenses, to us (2)	US$	US$	23,250,000

(1)	We have agreed to pay the underwriters a fee equal to 7% of the gross proceeds of the offering. See “Underwriting” for additional disclosure regarding underwriting compensation payable by us.

(2)	The total estimated expenses related to this offering are set forth in the section entitled “Underwriting - Discounts, Commissions and Expenses.”

The underwriters are selling 5,000,000 Ordinary Shares (or 5,750,000 Ordinary Shares if the underwriters exercise their over-allotment option in full) in this Offering on a firm commitment basis. We have granted the underwriters an option, exercisable for 45 days following the effective date of this prospectus, to purchase up to an additional fifteen percent (15%) of the Ordinary Shares offered in this offering on the same terms to cover over-allotments. The Registration Statement of which this prospectus is a part also covers the Ordinary Shares issuable upon the exercise thereof. For additional information regarding our arrangement with the underwriters, please see “Underwriting” beginning on page 104.

The underwriters expect to deliver the Ordinary Shares against payment in U.S. dollars to purchasers on or about [__________], 2022.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated July 19, 2022

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We are offering to sell, and seeking offers to buy, the Ordinary Shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Ordinary Shares.

We have not taken any action to permit a public offering of the Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the Ordinary Shares and the distribution of this prospectus or any filed free writing prospectus outside the United States.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, you are cautioned not to give undue weight to this information.

Until [__________], 2022 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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COMMONLY USED DEFINED TERMS

●	Depending on the context, “we,” “us,” “our company,” “our,” “the Company” and “Plutus Group” refer to Plutus Financial Group Limited, a Cayman Islands company, its subsidiaries;
●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“IPO” refers to an initial public offering of securities;

●

“Plutus Securities” refers to our subsidiary Plutus Securities Limited, a Hong Kong company that holds a Type 1 (dealing in securities) license from the Securities and Futures Commission of Hong Kong and provides securities trading, margin financing and underwriting and placing services;

●

“Plutus Asset Management” refers to our subsidiary Plutus Asset Management Limited, a Hong Kong company that holds a Type 4 (advising in securities) and Type 9 (asset management) license from the Securities and Futures Commission of Hong Kong and provides investment advisory and asset management services;

●	“SFC” refers to the Securities and Futures Commission of Hong Kong;

●	“SFO” refers to the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong);

●	“shares”, “Shares” or “Ordinary Shares” refer to the Ordinary Shares of Plutus Financial Group Limited, par value $0.0001 per share;

●	“U.S. dollars,” “dollars,” “USD,” US$, or “$” refers to the legal currency of the United States;

●	“HKD” or “HK$” refers to Hong Kong Dollars, the official currency of Hong Kong.

FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus, including under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and elsewhere that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

●	the timing of the development of future services;

●	projections of revenue, earnings, capital structure and other financial items;

●	statements regarding the capabilities of our business operations;

●	statements of expected future economic performance;

●	statements regarding competition in our market; and

●	assumptions underlying statements regarding us or our business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. We discuss our known material risks under the heading “Risk Factors” above. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Ordinary Shares discussed under “Risk Factors,” before deciding whether to buy our Ordinary Shares.

Our Mission

“Integrity, Persistence, Professionalism, Innovation and Vitality” are the five core values of Plutus. We take “Integrity” as the foundation of our business, “Persistence” as everything customer-oriented, and we provide customers with “Professional” products and quality services. Our business strategy is to practice “Innovation” and “Vigor” in service to our customers.

Our development vision is to become a leading Asian financial institution. We believe that our greatest responsibility is to create common good with society. We will continue to use our influence on financial markets to create a new paradigm.

What We Do

Plutus Group provides financial services through our primary Hong Kong operating subsidiaries, Plutus Securities and Plutus Asset Management. Plutus Securities is licensed with the SFC to carry out Type 1 (dealing in securities) regulated activities and mainly offers (i) securities dealings and brokerage services; (ii) margin financing services; and (iii) underwriting and placing services. Plutus Asset Management is licensed with the SFC to carry out Type 4 (advising on securities) and Type 9 (asset management) regulated activities in Hong Kong and mainly offers (i) asset management services and (ii) investment advisory services to our clients.

Our team is familiar with the local and global financial markets and has extensive experience in investment and asset management. Through comprehensive training and our dedication to quality services, our team provides clients with comprehensive professional analysis and investment advice.

Our Revenue Model

Plutus Securities

Securities Dealing and Brokerage Services

We provide our securities dealings and brokerage services through Plutus Securities. We offer securities dealing and brokerage services for trading in securities on the stock exchange of Hong Kong and other overseas markets, such as scrip handling and settlement services, account maintenance services, nominee and corporate action services and related services. In relation to securities listed on stock exchange on overseas markets, we offer dealing services through placing dealing orders with external brokers. We maintain securities trading accounts with external brokers and are required to pay brokerage commissions and fees to them for orders we placed with them on behalf of our clients.

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We charge our clients commission for executing trades in securities on the secondary market based on the transaction value of each completed trading order, normally at a rate from 0.03% to 0.25%. Certain trades are subject to a minimum fee range of up to HK$100. For subscribing for securities on behalf of clients under IPO offering, we do not charge our clients any commission, but charge our clients a fixed handling fee of HK$100. Such commission shall be determined on a case-by-case basis, taking into account transaction history, trading volume and amount, market commission rates and market condition, etc.

Margin Financing

We offer margin financing to our clients by providing them with margin loans which are repayable on demand with the securities held under margin accounts maintained by us as collaterals. We also provide IPO financing to clients for subscription of shares.

The margin loans will be charged at an interest rate determined by our directors from time to time which will be published in the statement of accounts to clients. For the IPO financing, the interest rates we charge on the outstanding loans to our clients for subscribing shares offered under an IPO is up to 4.5% per annum.

Underwriting and Placing Services

We provide underwriting, sub-underwriting services in IPOs by acting as book runner, lead manager or underwriter in IPOs. We may also act as placement agent or sub-placing agent for secondary market fund raising exercises, such as debt issuance and equity issuance by listed companies.

Our underwriting commission varies from case by case and is determined after negotiations with each client, with reference to the size of the fund raising, market rate, valuation of the offering, pricing, perceived market response and sentiment and bargaining power in the deal. The commission received is calculated with reference to the fund-raising size and/or the aggregate offer price of the number of securities placed and/or underwritten by us.

Plutus Asset Management

Asset Management Services

(i)	Discretionary Accounts

We manage discretionary accounts for our clients, which we are appointed to manage their account on their behalf with discretion. There will be a fixed management fee received by us from our client which is calculated with reference to a fixed percentage of the sum of the market value of the securities and the outstanding balance of the client’s account. Such fee is determined by us with reference to the amount of funds in the discretionary account managed by us, relationship with the client and the perceived trading volume in the account.

(ii)	Investment Manager for Funds

We provide asset management services by acting as investment manager for funds established by us or external parties. Depending on the investment fund structure, we generally enter into an investment management agreement with the funds to act as the investment manager or sub-investment manager, to invest and re-invest the assets of the fund in accordance with the fund’s investment strategy. In return for our services, we will receive a subscription fee, management fee and performance fee/carried interest (depending on whether the fund is an open-ended or close-ended fund), which is determined by, the investment strategy of the fund, investment period, investment size and market rate. For funds established by us, we shall also take into account the relationship with the potential investors when fund-raising.

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Investment Advisory Services

We provide investment advisory services for professional investors and other funds not managed by us. We will charge our clients on an agreed-upon investment advisory fee, generally based on the value of assets under their portfolios.

Our Industry

Financial and Wealth Management Industry in Hong Kong

The financial and wealth management business in Hong Kong is mainly operated by licensed corporations (the “LCs”) and registered institutions (the “RIs”), and mainly provides (i) securities dealing and brokerage services; (ii) placing and underwriting services; (iii) asset management and fund advisory services; and (iv) investment and corporate finance advisory services.

The table of the market size by revenue of the establishments engaged in the financial and wealth management industry in Hong Kong by market segment from 2016-2026E is as follows:

Market Segment	Market share by revenue in 2021	Revenue in 2016 (HK$ billion)	Revenue in 2021 (HK$ billion)	Expected Revenue in 2022 (HK$ billion)	Expected Revenue in 2026 (HK$ billion)	CAGR 2016-2021	CAGR 2022E-2026E
Asset Management and fund advisory services	37.4%	58.2	114.0	132.1	226.9	14.4%	14.5%
Securities dealing and brokerage services	35.1%	64.2	107.1	119.4	188.2	10.8%	12.0%
Placing and underwriting services	16.2%	36.6	49.5	53.1	66.6	6.2%	5.8%
Investment and corporate finance advisory services	3.0%	5.3	9.1	10.4	15.7	11.4%	10.8%
Others	8.3%	14.8	25.2	29.2	45.1	11.2%	11.5%
Total Market	100.0%	179.1	304.9	344.2	542.5	11.2%	12.0%

Source: Frost & Sullivan

The market size by revenue of the establishments engaged in the financial and wealth management industry in Hong Kong has grown greatly from approximately HK$179.1 billion (approximately US$23.0 billion) in 2016 to approximately HK$304.9 billion (approximately US$39.1 billion) in 2021, representing a compound annual growth rate (“CAGR”) of approximately 11.2% from 2016 to 2021, which was attributable to the strong market performance and the global economic recovery during the past year. In 2021, approximately 37.4% and 35.1% of aforesaid revenue were arisen from the asset management and fund advisory services and securities dealing and brokerage services, respectively. Placing and underwriting services and investment and corporate finance advisory services accounted for approximately 16.2% and 3.0%, respectively, while the others represented for approximately 8.3% of the total market revenue of the financial and wealth management industry in Hong Kong in 2021. The market size by revenue is expected to increase from approximately HK$344.2 billion (approximately US$44.1 billion) in 2022 to approximately HK$542.5 billion (approximately US$69.6 billion) in 2026, at a CAGR of approximately 12.0% from 2022 to 2026, which is expected to be benefited from the continuous government support on this industry and the offering of diversified products and services in multiple currencies and multiple levels to meet the various demands of both local and international investors. The asset management and fund advisory services and the securities dealing and brokerage services are expected to continue to dominate this market in 2026, at approximately HK$226.9 billion (approximately US$29.1 billion) and approximately HK$188.2 billion (approximately US$24.1 billion), respectively.

Please see the section entitled “Industry” beginning on page 53 of this Prospectus for more information.

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Our Competitive Strengths

We believe the following competitive strengths are essential to our success and differentiate us from our competitors:

●	Wide range of financial services through an integrated platform

●	Strong client base

●	Experienced management team and well-qualified professional workforce

●	Effective risk management and internal control system

Our Challenges

●	Market illiquidity due to the recent decline of the real estate market in China

●	Tightening of regulatory measures leading to higher compliance costs

●	Volatile financial market weakening investment sentiment

Our Strategies for Meeting Our Challenges and Further Growth

To meet our competitive challenges, further grow our business and enhance our competitive position, we intend to pursue the following strategies:

●	Expand our client network

●	Strengthen our research capabilities

●	Enhance our underwriting and placing business

●	Develop our asset management business

Summary of Significant Risk Factors

Investing in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Ordinary Shares. Below please find a summary of the significant risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk factors.”

Risks related to our limited operating history.

We began operations in 2018 and have continually sought to expand our product and service offerings. As a result, our business model has not been fully proven and we have limited financial data that can be used to evaluate our current business and future prospects, which subjects us to a number of uncertainties, including our ability to plan for, model and manage future growth and risks. Our historical revenues should not be considered indicative of our future performance. We have also encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly changing and heavily regulated industries, including achieving market acceptance of our products and services, attracting and retaining customers, complying with laws and regulations that are subject to evolving interpretations and application and increasing competition and expenses as we expand our business. We cannot be sure that we will be successful in addressing these and other challenges we may face, and our business may be adversely affected if we do not manage these risks successfully. (Please see – Risk Factor – “We have a limited operating history, which makes it difficult to evaluate our business and prospects and increases the risks associated with an investment in our Ordinary Shares.”)

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Risks related to competition.

There is a significant number of existing market participants in the financial and securities services industry in Hong Kong providing services similar to ours. Our larger competitors may have advantages over us such has brand recognition and reputation in the market, wider range of value adding services, stronger human and financial resources and operational presence in more geographic locations. We also face competition from local medium and small-sized financial services providers which offer similar range of services. New participants may enter into the market insofar as they have engaged appropriate qualified professionals and obtained the requisite regulatory licences and permits. Given the keen competition, we cannot assure that we will be able to maintain our competitive edge in response to the fast-changing business environment.

The market for online brokerage and wealth management services is also relatively new, rapidly evolving and intensely competitive. We expect competition to continue and intensify in the future. We face competition from traditional retail brokerage firms and financial service providers in Hong Kong and worldwide, many of which may be significantly larger than us with access to exponentially greater resources. Major international brokerage companies that have large retail online brokerage businesses as well as online brokerage units of commercial banks may also take advantage of their established resources and satisfy applicable regulatory requirements through acquisitions and organic development. We cannot assure you that our efforts to enhance our service offerings will be successful or that we will be able to compete effectively or efficiently with current or future competitors. Furthermore, the current competitors and new entrants in the online brokerage and wealth management industries may also seek to develop new service offerings, technologies or capabilities that could render some of the services that we offer obsolete or less competitive, and some of them may adopt more aggressive pricing policies or devote greater resources to marketing and promotional campaigns than we do. (Please see – Risk Factor – “We face fierce competition in the financial and securities services industry in Hong Kong and may lose our competitive edge to our competitors.”)

Risks related to fluctuations in client trading volumes.

Our revenues and profitability depend in part on the level of trading activity of the securities of our clients, which are often affected by factors beyond our control, including economic and political conditions, broad trends in business and finance and changes in the markets in which such transactions occur. Weaknesses in the markets in which we operate, including economic slowdowns, have historically resulted in reduced trading volumes for us. Declines in trading volumes generally result in lower revenues from transaction execution activities. Lower levels of volatility generally have the same directional impact. Declines in market values of securities or other financial instruments can also result in illiquid markets, which can also result in lower revenues and profitability from transaction execution activities. Our business is also subject to general economic and political conditions, in particular the economic and political conditions in Hong Kong and worldwide, such as macroeconomic and monetary policies, legislation and regulations affecting the financial and securities industries, upward and downward trends in the business and financial sectors, inflation, currency fluctuations, availability of short-term and long-term funding sources, cost of funding and the level and volatility of interest rates. (Please see – Risk Factor – “Because our revenues and profitability depend largely on clients’ trading volume, they are prone to significant fluctuations and are difficult to predict. Declines in trading volumes generally result in lower revenues from transaction execution activities, which may affect our financial condition, results of operations and prospects.”)

Risks related to our margin financing and securities lending business.

Our margin financing and securities lending businesses may not develop as expected if clients fail to perform contractual obligations or the value of collateral held to secure the obligations is inadequate. As our margin financing business expands, we may be subject to greater credit risks. In particular, we may not always be able to fully recover the margin value through margin calls and our exposure to credit loss may be exacerbated during periods of high market volatility. (Please see – Risk Factor – “We may not be able to develop our margin financing and securities lending business as expected and may be exposed to credit risks related to these businesses, primarily arising from loans and advances, and receivables. In addition, we need adequate funding at reasonable costs to successfully operate our margin financing business, and access to adequate funding at reasonable costs cannot be assured.”)

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Risks related to potential trading errors

We have to execute and monitor securities dealing transactions in a timely and vigilant manner for our securities dealing and brokerage business, which is heavily dependent on the satisfactory performance of our trading system. Trading errors may occur in the case of trading system breakdown or failure. We cannot guarantee that the measures and procedures we have in place to protect and maintain our trading system will completely deter, or be continuously effectively in deterring, trading errors. Trading errors may also occur as a result of human mistakes made by our employees in processing clients’ orders or instructions. Any trading errors may cause us to incur significant losses and may materially and adversely affect our reputation, operations and financial performance. (Please see – Risk Factor – “Any trading errors relating to our securities dealing and brokerage business may cause significant losses.”)

Risks related to network interruptions, security breaches or computer virus attacks and failures in our information technology systems.

Our information technology systems support substantially all phases of our operations and are an essential part of our technology infrastructure. If our systems fail to perform, we could experience disruptions in operations, slower response time or decreased customer satisfaction. We must process, record and monitor a large number of transactions and our operations are highly dependent on the integrity of our technology systems and our ability to make timely enhancements and additions to our systems. System interruptions, errors or downtime can result from a variety of causes, including unexpected interruptions to the internet infrastructure, technological failures, changes to our systems, erroneous or corrupted data, changes in customer usage patterns, linkages with third-party systems and power failures. Our systems are also vulnerable to disruptions from human error, execution errors, errors in models such as those used for risk management and compliance, employee misconduct, unauthorized trading, external fraud, computer viruses, distributed denial of service attacks, computer viruses or cyberattacks, terrorist attacks, natural disaster, power outage, capacity constraints, software flaws, events impacting our key business partners and vendors, and other similar events. (Please see – Risk Factor – “Unexpected network interruptions, security breaches or computer virus attacks and failures in our information technology systems could have a material adverse effect on our business, financial condition and results of operations.”

Risks related to regulatory compliance.

We are subject to extensive regulations and the market in which we operate, Hong Kong, is highly regulated. However, the online brokerage service industry (including, for example, the use of cloud-based operating, computing and record keeping technology as well as biometric identification technology) is at a relatively early stage of development, and applicable laws, regulations and other requirements may be changed and adopted from time to time. We may be subject to examinations and inquiries by the relevant regulators on a regular or ad-hoc basis. Our business operations in Hong Kong are subject to applicable Hong Kong laws, regulations, guidelines, circulars, and other regulatory guidance, including, for example, the SFO and its subsidiary legislation. These laws and regulations set out the licensing requirements, regulate our operational activities and standards, and impose requirements such as maintaining minimum liquidity or capital along with other filing, record keeping and reporting obligations relevant to our business operations. Failure to comply with applicable laws and regulations in markets we operate can result in investigations and regulatory actions, which may lead to penalties, including reprimands, fines, limitations or prohibitions on our future business activities or suspension or revocation of our licenses or trading rights. Any outcome of such nature may affect our ability to conduct business, harm our reputation and, consequently, materially and adversely affect our business, financial condition, results of operations and prospects. (Please see – Risk Factor – “We are subject to extensive and evolving regulatory requirements in the markets we operate in, non-compliance with which may result in penalties, limitations and prohibitions on our future business activities or suspension or revocation of our licenses and trading rights, and consequently may materially and adversely affect our business, financial condition, operations and prospects.”)

Risks related to a future determination that the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect or investigate our auditor completely.

The audit report included in this prospectus was issued by WWC, P.C. (“WWC”) a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing WWC in the future or of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. The PCAOB is currently unable to conduct inspections in China without the approval of Chinese government authorities. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate. In addition, under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

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Pursuant to the HFCAA, the PCOAB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the PCOAB’s report identified the specific registered public accounting firms which are subject to these determinations. Our registered public accounting firm, WWC, is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. (Please see – Risk Factor – “Although the audit report included in this prospectus was issued by U.S. auditors who are currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our Ordinary Shares may be delisted or prohibited from trading.”)

Because all of our operations are in Hong Kong, a special administrative region of China, we face a risk that the government of the PRC could intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.

Currently, we are not required to obtain permissions or approvals from any PRC authorities to either: (1) operate our business; or (2) issue our Ordinary Shares to foreign investors. Should the PRC government choose to exercise additional influence or control over Hong Kong businesses like ours, however, through the promulgation of new laws or regulations applicable to Hong Kong, we could be required to obtain more licenses, permits, approvals or certificates, and our business, financial condition and results of operations could be adversely affected. (Please see – Risk Factor – “Because all of our operations are in Hong Kong, a special administrative region of China, we face a risk that the government of the PRC could intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.”)

Substantially all operations of the operating subsidiaries are in Hong Kong, a special administrative region of the PRC. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The PRC government may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

We are a holding company and we conduct our operations in Hong Kong through our operating subsidiaries, Plutus Securities and Plutus Asset Management, both incorporated in Hong Kong. Our operations are primarily located in Hong Kong and some of our clients are PRC individuals or companies that have shareholders or directors that are PRC individuals. As of the date of this prospectus, we do not expect to be materially affected by recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. (Please see – Risk Factor – “Substantially all operations of the operating subsidiaries are in Hong Kong, a special administrative region of the PRC. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The PRC government may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.”)

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No established public market for our shares prior to this offering.

Prior to this initial public offering, there has been no public market for our Ordinary Shares. We plan to list the Ordinary Shares on the Nasdaq Capital Market. Our Ordinary Shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for the Ordinary Shares does not develop after this offering, the market price and liquidity of the Ordinary Shares will be materially and adversely affected. (Please see – Risk Factor – “There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell the Ordinary Shares at or above the price you paid, or at all.”)

Corporate History and Structure

We are a holding company incorporated under the laws of the Cayman Islands on January 12, 2022. Our sole beneficial shareholder is Zhao Zhisheng, who holds his ownership through two British Virgin Islands holding companies. Our direct subsidiaries are: (i) Plutus Investment Holdings Group Limited, a British Virgin Islands company; (ii) Plutus Investment Holdings International Limited, a British Virgin Islands company; and (iii) Plutus Financial Holdings Limited, a British Virgin Islands company. Plutus Investment Holdings Group Limited and Plutus Investment Holdings International Limited are holding companies incorporated on February 8, 2022. Plutus Financial Holdings Limited is a holding company incorporated on February 11, 2019.

We operate our business through our indirect subsidiaries in Hong Kong. Below is a list of our material operating subsidiaries:

●	Plutus Securities Limited is a Hong Kong subsidiary wholly owned by Plutus Investment Holdings Group Limited and established on April 20, 2018. Plutus Securities Limited holds a Type 1 (dealing in securities) license from the Securities & Futures Commission (“SFC”) of Hong Kong (License No.: BNJ530) and offers clients with trading, margin financing and securities custody and nominee services.

●	Plutus Asset Management Limited is a Hong Kong subsidiary wholly owned by Plutus Investment Holdings International Limited and established on April 20, 2018. Plutus Asset Management Limited is licensed to conduct Type 4 (advising on securities) and Type 9 (asset management) regulated activities (License No.: BNJ533) under the SFC of Hong Kong, and provides professional asset management services and develops comprehensive investment strategies for clients.

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The following diagram illustrates our corporate structure as of the date of this prospectus, including our principal subsidiaries and their respective principal subsidiaries.

Transfers of Cash To and From Our Subsidiaries

During the years ended December 31, 2020 and 2021, Plutus Group did not declare or pay any dividends and there was no transfer of assets among Plutus Group and its subsidiaries.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries by way of dividend payments. Plutus Group is permitted under the laws of Cayman Islands to provide funding to its subsidiaries through loans or capital contributions without restrictions on the amount of the funds loaned or contributed. Each of Plutus Securities, Plutus Asset Management and Plutus Financial Holdings Limited is permitted under the laws of Hong Kong to provide funding to Plutus Group through dividend distributions without restrictions on the amount of the funds distributed.

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We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

There are no statutory prohibitions in the Cayman Islands on the granting of financial assistance by a company to another person for the purchase of, or subscription for, its own, its holding company’s or a subsidiary’s shares. Therefore, a company may provide financial assistance provided the directors of the company, when proposing to grant such financial assistance, discharge their duties of care and act in good faith, for a proper purpose and in the interests of the company. Such assistance should be on an arm’s-length basis. Subject to the Companies Act (2022 Revision) of the Cayman Islands (the “Companies Act”) and our Memorandum and Articles of Association, our board of directors may declare dividends and distributions on Shares in issue and authorize payment of the dividends or distributions out of the funds of Plutus Group. No dividend or distribution shall be paid except out of the realized or unrealized profits of Plutus Group, or out of our share premium account, unless immediately following the payment we are unable to pay our debts as they fall due in the ordinary course of business. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders in the Cayman Islands.

Under the BVI Business Companies Act 2004 (as amended), a British Virgin Islands company may make a dividend distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due.

Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves, as permitted under Hong Kong law. Dividends cannot be paid out of share capital. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between Plutus Group and its subsidiaries, across borders and to U.S investors, nor there is any restrictions and limitations to distribute earnings from our business and subsidiaries, to Plutus Group and U.S. investors and amounts owed. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our SEC filings;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

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We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur as of the end of our fiscal year if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer

We are incorporated in the Cayman Islands, and more than 50 percent of our outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example:

●	we are not required to provide as many Exchange Act reports or provide periodic and current reports as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Corporate Information

Our principal executive offices are located at 8/F, 80 Gloucester Road, Wan Chai, Hong Kong. Our telephone number at this address is (852) 2968 1192. Our registered office in the Cayman Islands is currently located at the office of Quality Corporate Services Ltd., Suite 102, Cannon Place, P.O. Box 712, North Sound Rd., George Town, Grand Cayman, KY1-9006 Cayman Islands, which may be changed from time to time at the discretion of directors. Our agent for service of process in the United States is The Crone Law Group P.C., 500 Fifth Ave, Suite 938, New York, NY 10110.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is www.plutusfingroup.com. The information contained on our website is not a part of this prospectus.

Notes on Prospectus Presentation

This prospectus contains translations of certain HK$ amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from HKD to U.S. dollars and from U.S. dollars to HKD in this prospectus were calculated at the noon buying rate of US$1 = HK$7.7996 on December 30, 2021, as published in H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that the HKD or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of the sources listed above, our internal research and our knowledge of the Hong Kong financial industry. While we believe such information is reliable, we have not independently verified any third-party information and our internal data has not been verified by any independent source.

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THE OFFERING

The following assumes that the underwriters will not exercise their option to purchase additional Ordinary Shares in the offering, unless otherwise indicated.

Issuer	Plutus Financial Group Limited

Securities Being Offered	5,000,000 Ordinary Shares (or 5,750,000 Ordinary Shares if the underwriters exercise their over-allotment option in full), par value US$0.0001 per share, on a firm commitment basis

Offering Price	We expect that the initial public offering price will be between US$4.00 and US$6.00 per Ordinary Share.

Ordinary Shares Outstanding Immediately Before This Offering	12,000,000 Ordinary Shares

Ordinary Shares Outstanding Immediately After This Offering	17,000,000 Ordinary Shares (or 17,750,000 Ordinary Shares if the underwriters exercise their option to purchase additional Ordinary Shares in full). Our founder, Zhao Zhisheng, will beneficially own 70.6% of our Ordinary Shares and 70.6% of the total voting power of our issued and outstanding share capital immediately following the completing of this offering assuming the underwriters do not exercise their over-allotment option, or 67.6% of our total voting power if the underwriters exercise their over-allotment option in full.

Voting Rights	Each Ordinary Share is entitled to one vote.

Option to Purchase Additional Ordinary Shares	We have granted to the underwriters an option, exercisable within 45 days from the effective date of this prospectus, to purchase up to an additional 750,000 Ordinary Shares.

Use of Proceeds	We estimate that we will receive net proceeds of approximately US$22,010,000 from this offering (or US$25,498,000 if the underwriters exercise their option to purchase additional Ordinary Shares in full), after deducting the underwriting discounts, commissions and estimated offering expenses payable by us and assuming an initial public offering price of US$5.00 per Ordinary Share, being the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus.

We plan to use the net proceeds we receive from this offering for (i) development of tailor-made Fintech software and applications, (ii) replenishment of funds to made available for margin, credit line trading and financing, (iii) expansion of our client management teams, and (iv) development of a proprietary investments desk. See “Use of Proceeds” for additional information.

Lock-up	We, our directors and officers, and holders of ten percent or more of Ordinary Share on a fully diluted basis immediately prior to the consummation of this offering have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any Ordinary Shares or similar securities for a period of 6 months after the consummation of this offering, without the prior written consent of the Underwriter. See “Underwriting” and “Shares Eligible for Future Sales” for more information.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the Ordinary Shares.

Listing	We plan to have the Ordinary Shares listed on the Nasdaq Capital Market under the symbol “_______.” The Ordinary Shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and Settlement	The Ordinary Shares are expected to be delivered against payment on [__________], 2022.

Transfer Agent	___________.

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SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statements of net income for the years ended December 31, 2020 and 2021 and summary consolidated balance sheet data as of December 31, 2020 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read this “Summary Consolidated Financial Data and Operating Data” section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

Summary Operating Data

The following summary consolidated financial data for the years ended December 31, 2020 and 2021 has been derived from our audited consolidated financial statements included elsewhere in this prospectus.

Balance Sheet Data	Fiscal Year Ended December 31, 2020 (audited) HK$’000	Fiscal Year Ended December 31, 2021 (audited) HK$’000	Fiscal Year Ended December 31, 2021 (audited) US$’000
Cash and cash equivalents	$17,314	$12,611	$1,617
Total assets	$68,231	$125,338	$16,071
Total liabilities	$17,708	$19,865	$2,547
Total shareholders’ equity	$50,523	$105,473	$13,524

Statement of Operations	Fiscal Year Ended December 31, 2020 (audited) HK$’000	Fiscal Year Ended December 31, 2021 (audited) HK$’000	Fiscal Year Ended December 31, 2021 (audited) US$$’000
Total Revenues	$23,907	$44,306	$5,682
Net Income for Reporting Period	$12,068	$21,473	$2,752

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RISK FACTORS

Risks Related to Our Business and Industry

We have a limited operating history, which makes it difficult to evaluate our business and prospects and increases the risks associated with an investment in our Ordinary Shares.

We began operations in 2018 and have continually sought to expand our product and service offerings. As a result, our business model has not been fully proven and we have limited financial data that can be used to evaluate our current business and future prospects, which subjects us to a number of uncertainties, including our ability to plan for, model and manage future growth and risks. Our historical revenues should not be considered indicative of our future performance. For example, our operating history has coincided with a period of general global macroeconomic growth, as well as growth in the financial services industries in which we operate. We therefore have not experienced any prolonged downturn or slowdown in macroeconomic or industry growth and cannot assure that we will be able to respond effectively to any such downturn or slowdown in the future. We have also encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly changing and heavily regulated industries, including achieving market acceptance of our products and services, attracting and retaining customers, complying with laws and regulations that are subject to evolving interpretations and application and increasing competition and expenses as we expand our business. We cannot be sure that we will be successful in addressing these and other challenges we may face, and our business may be adversely affected if we do not manage these risks successfully. In addition, we may not achieve sufficient revenue to maintain positive cash flows from operations or profitability in any given period, or at all.

Any trading errors relating to our securities dealing and brokerage business may cause significant losses.

We have to execute and monitor securities dealing transactions in a timely and vigilant manner for our securities dealing and brokerage business, which is heavily dependent on the satisfactory performance of our trading system. Trading errors may occur in the case of trading system breakdown or failure. We cannot guarantee that the measures and procedures we have in place to protect and maintain our trading system will completely deter, or be continuously effectively in deterring, trading errors. Trading errors may also occur as a result of human mistakes made by our employees in processing clients’ orders or instructions. Any trading errors may cause us to incur significant losses and may materially and adversely affect our reputation, operations and financial performance.

We are subject to various risks due to illegal or improper activities committed by and misconduct of our personnel or third parties.

We are subject to the risk of fraud, illegal act, misconduct or other improper activities committed by our directors, employees, agents, clients or other third parties, such as entering into unauthorised transactions, improperly using or divulging inside information, recommending transactions not suitable for our clients, engaging in fraudulent activities, or engaging in improper or illegal activities or excessive trading to the detriment of us or our clients. We cannot assure that our procedures and policies would fully prevent or detect illegal or improper activities in our business operations. If illegal or improper activities transpire and we fail to identify them in a timely manner, or at all, we will be in breach of the legal and regulatory requirements in Hong Kong and may be subject to regulatory sanction resulting in financial loss and reputational harm, which would adversely affect our reputation and results of operations.

We face fierce competition in the financial and securities services industry in Hong Kong and may lose our competitive edge to our competitors.

There is a significant number of existing market participants in the financial and securities services industry in Hong Kong providing services similar to ours. Our larger competitors may have advantages over us such as having better brand recognition and reputation in the market, wider range of value adding services, stronger human and financial resources, longer operating histories, and operational presence in more geographic locations. We also face competition from local medium and small-sized financial services providers which offer similar range of services. New participants may enter into the market insofar as they have engaged appropriate qualified professionals and obtained the requisite regulatory licences and permits. Given the keen competition, we cannot assure that we will be able to maintain our competitive edge in response to the fast-changing business environment. In addition, competition creates an unfavourable pricing environment in the market in which we operate. Intensified competition may cause us to reduce our service fees or commission rates in order to compete with other market players, which could place significant pressure on our ability to maintain gross margins and is particularly acute during market slowdowns, and will in turn materially and adversely affect our market share, financial condition and results of operations.

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We face significant competition in the online brokerage industries, and if we are unable to compete effectively, we may lose our market share and our results of operations and financial condition may be adversely affected.

The market for online brokerage services is relatively new, rapidly evolving and intensely competitive. We expect competition to continue and intensify in the future. We face competition from traditional retail brokerage firms and financial service providers in Hong Kong and worldwide, many of which may be significantly larger than us with access to exponentially greater resources. Major international brokerage companies that have large retail online brokerage businesses as well as online brokerage units of commercial banks may also take advantage of their established resources and satisfy applicable regulatory requirements through acquisitions and organic development. We expect competition to increase in the future as current competitors diversify and improve their offerings and as new participants enter the market. In order to satisfy the demands of clients for hands-on electronic trading facilities, universal access to markets, smart routing, better trading tools, lower commissions and financing rates, we have embarked on building such facilities and service enhancements. We are building custom-made software and applications to enhance various aspects of our business, including client services, trading, wealth management, and portfolio construction and monitoring.

We cannot assure you that our efforts to enhance our service offerings will be successful or that we will be able to compete effectively or efficiently with current or future competitors. Our competitors may be acquired by, receive investment from, or enter into strategic relationships with, established and well-financed companies or investors, which would help enhance their competitiveness. Furthermore, the current competitors and new entrants in the online brokerage and wealth management industries may also seek to develop new service offerings, technologies or capabilities that could render some of the services that we offer obsolete or less competitive, and some of them may adopt more aggressive pricing policies or devote greater resources to marketing and promotional campaigns than we do. The occurrence of any of these circumstances may hinder our growth and reduce our market share, and thus our business, results of operations, financial condition and prospects would be materially and adversely affected.

If we are unable to retain existing clients or attract new clients to increase their trading volume, or if we fail to offer services to address the needs of our clients as they evolve, our business and results of operations may be materially and adversely affected.

We derive a significant portion of our revenues from our online brokerage services provided to our clients. To maintain the high growth momentum of our platforms, we depend on retaining current clients and attracting more new clients. If there is insufficient demand for our online brokerage and margin financing services, we might not be able to maintain and increase our trading volume and revenues as we expect, and our business and results of operations may be adversely affected.

Our success depends largely on our ability to retain existing clients. Our clients may not continue to place trading orders or increase the level of their trading activities through our platforms if we cannot match the prices offered by other market players or if we fail to deliver satisfactory services. Failure to deliver services in a timely manner at competitive prices with satisfactory experience will cause our clients to lose confidence in us and use our platforms less frequently or even stop using our platforms altogether, which in turn will materially and adversely affect our business. Even if we are able to provide high-quality and satisfactory services through our platforms in a timely manner and at favorable price terms, we cannot assure you that we will be able to retain existing clients due to reasons out of our control, such as our clients’ personal financial reasons or the deterioration of the capital markets condition.

If we are unable to maintain or increase our client retention rates or generate new clients in a cost-effective manner, our business, financial condition and results of operations would likely be adversely affected. Historically, we incurred HK$45,000 and HK$4,500,000 (US$577,000) in selling and marketing expenses, representing 0.2% and 10.2% of our total revenues in 2020 and 2021, respectively. Although we have spent significant financial resources on marketing expenses and plan to continue to do so, these efforts may not be cost-effective to attract new clients. We cannot assure you that we will be able to maintain or grow our client base in a cost-effective way.

We must stay abreast of the needs and preferences of our clients to serve their evolving trading needs as their investment demands change. If we fail to retain our existing clients by offering services that cater to their evolving investment and trading needs, we may not be able to maintain and continue to grow the trading volume facilitated by our platforms, and our business and results of operations may be adversely affected. In addition, if we are unable to maintain, enhance or develop the methods we use to retain clients, the costs of client retention will significantly increase, and our ability to retain clients may be harmed.

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Similar to other brokerage and financial services providers, we cannot guarantee the profitability of the investment made by clients through our platforms. The profitability of our clients’ investment is directly affected by elements beyond our control, such as economic and political conditions, broad trends in business and finance, changes in volume of securities transactions, changes in the markets in which such transactions occur and changes in how such transactions are processed. While we do not provide securities investment consulting services to our users and clients, we provide a social community and information services to facilitate the provision of financial and market information. Although these materials and commentaries contain prominent disclaimers, our clients may seek to hold us responsible when they use such information to make trading decisions and suffer financial loss on their trades, or if their trades are not as profitable as they have expected. Furthermore, it is possible that some clients could solely rely on certain predictive statements made by other users on our platforms, ignoring our alert warnings that clients should make their own investment judgment and should not predict future performance based on historical records. As a result, the financial loss of our clients may affect our performance in terms of transaction volumes and revenues as clients decide to abort trading. In addition, some clients who have suffered substantial losses through our platforms may blame our platforms, seek to recover their damages from us or bring lawsuits against us.

Because our revenues and profitability depend largely on clients’ trading volume, they are prone to significant fluctuations and are difficult to predict. Declines in trading volumes generally result in lower revenues from transaction execution activities, which may affect our financial condition, results of operations and prospects.

Our revenues and profitability depend in part on the level of trading activity of the securities of our clients, which are often affected by factors beyond our control, including economic and political conditions, broad trends in business and finance and changes in the markets in which such transactions occur. Weaknesses in the markets in which we operate, including economic slowdowns, have historically resulted in reduced trading volumes for us. Declines in trading volumes generally result in lower revenues from transaction execution activities. Lower levels of volatility generally have the same directional impact. Declines in market values of securities or other financial instruments can also result in illiquid markets, which can also result in lower revenues and profitability from transaction execution activities. Lower price levels of securities and other financial instruments, as well as compressed bid/ask spreads, which often follow lower pricing, can further result in reduced revenues and profitability. These factors can also increase the potential risk for losses on securities or other financial instruments held in inventory and failures of buyers and sellers to fulfill their obligations and settle their trades, as well as claims and litigation. Any of the foregoing factors could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business is also subject to general economic and political conditions, in particular the economic and political conditions in Hong Kong and worldwide, such as macroeconomic and monetary policies, legislation and regulations affecting the financial and securities industries, upward and downward trends in the business and financial sectors, inflation, currency fluctuations, availability of short-term and long-term funding sources, cost of funding and the level and volatility of interest rates. For example, volatility and drops in stock market performance and uncertainties in macroeconomic conditions caused by global calamities such as the ongoing COVID-19 pandemic could negatively impact our revenues and profitability. See “Risk Factor - A sustained outbreak of the COVID-19 virus could have a material adverse impact on our business, operating results and financial condition.” As a result of these risks, our income and operating results may be subject to significant fluctuations.

Our current level of commission and fee rates may decline in the future. Any material reduction in our commission or fee rates could reduce our profitability.

We derive a significant portion of our revenues from commissions and fees paid by our clients for trading securities through our platforms. In 2020 and 2021, our brokerage commission income and handling charge income, and underwriting and placing service income amounted to HK$22,284,000, and HK$36,255,000 (US$4,650,000), representing 93.2% and 81.8% of our total revenues during the same years, respectively. We may experience pressure on our commission or fee rates as a result of competition we face in the online brokerage service industry. Some of our competitors offer a broader range of services to a larger client base and enjoy higher trading volumes than we do. Consequently, our competitors may be able and willing to offer trading services at lower commission or fee rates than we currently offer or may be able to offer. For example, some brokers in Hong Kong offer zero commission fees or similar policies to attract retail securities investors. As a result of this pricing competition, we could lose both market share and revenues. We believe that any downward pressure on commission or fee rates would likely continue and intensify as we continue to develop our business and gain recognition in our markets. A decline in our commission or fee rates could lower our revenues, which would adversely affect our profitability. In addition, our competitors may offer other financial incentives such as rebates or discounts in order to induce trading in their systems rather than in ours. If our commission or fee rate decreases significantly, our operating and financial results may be materially and adversely affected.

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If we do not obtain substantial additional financing, including the financing sought in this offering, our ability to execute on our business plan as outlined in this prospectus will be impaired.

Our plans for business expansion and development are dependent upon our raising significant additional capital, including the capital sought in this offering. Our plans call for significant new investments in the development of tailor-made software and applications, additional funding for customer margin and credit-line trading, expansion of our client manager and wealth-management teams, and other items. Management estimates that our capital needs for expansion will be approximately HK$22,000,000. Although we expect the proceeds of this offering and our net earnings to substantially fund our planned growth and development, our management will be required to properly and carefully administer and allocate these funds. Should our capital needs be higher than estimated, or should additional capital be required after the close of this offering, we will be required to seek additional investments, loans or debt financing to fully pursue our business plans. Such additional investment may not be available to us on terms which are favorable or acceptable. Should we be unable to meet our full capital needs, our ability to fully implement our business plan will be impaired.

Our business growth and results of operations may be affected by changes in global and regional macroeconomic conditions.

The strong growth of China’s offshore investment and wealth management markets in recent years has been mainly driven by the rapid expansion in personal investable assets attributable to the increased number of high net-worth individuals and affluent groups and their increasing demands for geographically diverse investment portfolios. However, slowdowns in the Chinese economy will affect the income growth of such individuals, who are the main investors in the investment and wealth management markets outside China, and add uncertainties to these markets.

In addition, uncertainties about China, U.S. and global economic conditions and regulatory changes pose a risk as retail investors and businesses may postpone spending in response to credit constraint, rising unemployment rates, financial market volatility, government austerity programs, negative financial news, declines in income or asset values and/or other factors. These worldwide and regional economic conditions could affect and reduce investment behavior and appetites of retail investors and have a material adverse effect on the demand for our products and services. Demand also could differ materially from our expectations as a result of currency fluctuations. Other factors that could influence worldwide or regional demand include changes in fuel and other energy costs, conditions in the real estate and mortgage markets, unemployment, labor and healthcare costs, access to credit, consumer confidence and other macroeconomic factors. Furthermore, eruptions of regional tensions, such as the ongoing military conflict involving Ukraine and Russia, and the related sanctions against Russia have resulted in major economic shocks worldwide and substantial volatility across global financial markets. These and other economic factors could materially and adversely affect demand for our products and services. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

A sustained outbreak of the COVID-19 virus could have a material adverse impact on our business, operating results and financial condition.

There has been a sustained outbreak of the COVID-19 virus globally. COVID-19 had a severe and negative impact on the global economy in 2020 and 2021. Since 2020, governments around the globe have taken measures to contain the spread of the COVID-19 virus, including quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The COVID-19 has also resulted in temporary closure of many corporate offices around the world.

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In addition, as the outbreak continues to threaten global economies, it may continue to cause significant market volatility and declines in general economic activities. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies even before 2020. The recent outbreak of war in Ukraine has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union, and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our client’s business and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but they could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the business outlook of our business.

We have taken a series of measures in response to the outbreak to protect our employees, including, among others, temporary closure of some offices, remote working arrangements for our employees and travel restrictions or suspension. We have also suspended face-to-face client meetings and account opening, and instead implemented remote KYC procedures and video conference meetings which have partially compensated for the challenges caused by COVID-19 related restrictions. In general, while these measures reduced the efficiency of our operations, we were not significantly impacted in 2021. The extent to which COVID-19 impacts our results of operations in 2022 will depend on the future developments of the pandemic, including new information concerning the efficacy of vaccines and the global severity of and actions taken to contain the pandemic, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the pandemic harms the global economies in general.

We may not be able to develop our margin financing and securities lending business as expected and may be exposed to credit risks related to these businesses, primarily arising from loans and advances, and receivables. In addition, we need adequate funding at reasonable costs to successfully operate our margin financing business, and access to adequate funding at reasonable costs cannot be assured.

Our margin financing and securities lending businesses may not develop as expected if clients fail to perform contractual obligations or the value of collateral held to secure the obligations is inadequate. As of December 31, 2020 and 2021, our loans to customers were HK$29,594,000, and HK$71,894,000 (US$9,218,000), respectively. As our margin financing business expands, we may be subject to greater credit risks.

We have adopted comprehensive internal policies and procedures designed to manage such risks. For example, once the margin value falls below the outstanding amount of the relevant loan extended as a result of a market downturn or adverse movement in the prices of the pledged securities, we will make a margin call requesting the client to deposit additional funds, sell securities or pledge additional securities to top up their margin value. If the client’s margin value still falls below the required standard, we will initiate our liquidation protection mechanism on a real-time basis to bring the client’s account into margin compliance. As we incurred losses from and experienced disputes arising out of margin financing historically, we cannot assure you that we will not be exposed to any credit risks associated with our margin financing and securities lending businesses, and we may continue to experience disputes with our clients after we make the margin calls. In particular, we may not always be able to fully recover the margin value through margin calls and our exposure to credit loss may be exacerbated during periods of high market volatility. In certain periods, the securities pledged by our clients may be concentrated on a limited number of securities which may result in a concentration of our credit exposures to such securities. In the event we need to liquidate a large amount of certain pledged securities, it may put a further downward pressure on the price of such securities and we may not be able to fully recover the margin value.

In addition, with regard to receivables there can be no assurance that all our counterparties will meet their payment obligations on time, in full or at all. As of December 31, 2020 and 2021, the balance of our receivables amounted to HK$1,822,000, and HK$3,420,000 (US$439,000), respectively. If we fail to adequately manage our credit risks, they could materially and adversely affect our business, results of operations and financial condition. See “Our risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risks.”

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Moreover, the growth and success of our margin financing business depend on the availability of adequate funding to meet our client demand for loans through our platforms. We provided margin financing service and securities lending services for securities listed on the Hong Kong Stock Exchange. As of December 31, 2021, outstanding margin financing and securities lending balance was HK$71,894,000 (US$9,218,000). We derive the funding for our margin financing business from a variety of sources, including funding secured from commercial banks, other licensed financial institutions and other parties as well as financing generated from our business operations. To the extent there is insufficient funding from institutional funding partners who are willing to accept the credit risk related to the collateral from our clients, the funds available for our margin financing business might be limited and our ability to provide margin financing services to our clients to address their demand for loans would be adversely impacted. In addition, as we strive to offer our clients competitively priced services and the online brokerage market is intensely competitive, we may attempt to further reduce our interest expenses from our funding partners. If we cannot continue to maintain our relationship with these funding partners and obtain adequate funding at reasonable costs, we may not be able to continue to offer or grow our margin financing business. To the extent that our funding partners find the risk-adjusted returns with us less attractive, we may not be able to obtain the requisite level of funding at reasonable costs, or at all. If we are unable to provide our clients with margin loans or fund the loans on a timely basis due to insufficient funding or less favorable pricing compared to those of our competitors, it would harm our business, financial condition and results of operations.

Fluctuations in market interest rates may negatively affect our financial condition and results of operations.

We derive a part of our revenues from charging interests on margin balances in connection with our margin financing and securities lending businesses. In 2020 and 2021, our revenues from interest income derived from our margin financing businesses amounted to HK$1,524,000, and HK$5,154,000 (US$661,000), representing 6.4%, and 11.6% of our total revenues during the same years, respectively. For the same years, our interest income derived from bank deposits were HK$1,026, and HK$600 (US$77), representing 0.0043% and 0.0014% of our total revenues during the same years, respectively. The trend of the level of interest rates is an important factor affecting our earnings. A decline in interest rates may have a negative impact on our interest income and thus ultimately adversely impact our total revenues. While we generally derive higher interest income when there is an increase in market interest rates, a rise in interest rates may also cause our interest expenses to increase. If we are unable to effectively manage our interest rate risk, changes in interest rates could have a material adverse effect on our profitability.

Although our management believes that it has implemented effective management strategies to reduce the potential effects of changes in interest rates on our results of operations, any substantial, unexpected or prolonged change in market interest rates could have a material adverse effect on our financial condition and results of operations. Also, our interest rate risk modeling techniques and assumptions likely may not fully predict or capture the impact of actual interest rate changes on our balance sheet. For further discussion of how changes in interest rates could impact us, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk” of this annual report.

A significant decrease in our liquidity could negatively affect our business and financial management as well as reduce client confidence in our company.

Maintaining adequate liquidity is crucial to our business operations. We meet our liquidity needs primarily through cash generated by client trading activities and operating earnings, as well as cash provided by external financing. Fluctuations in client cash or deposit balances, as well as changes in regulatory treatment of client deposits or market conditions, may affect our ability to meet our liquidity needs. A reduction in our liquidity position could reduce our users’ and clients’ confidence, which could result in the loss of client trading accounts, or could cause us to fail to satisfy our liquidity requirements. In addition, if we fail to meet regulatory capital guidelines, regulators could limit our operations.

Factors which may adversely affect our liquidity position include having temporary liquidity demands due to timing differences between brokerage transaction settlements and the availability of segregated cash balances, unanticipated outflows of company cash, fluctuations in cash held in banking or brokerage client trading accounts, a dramatic increase in clients’ margin-financing activities, increased capital requirements, changes in regulatory guidance or interpretations, other regulatory changes, or a loss of market or client confidence.

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If cash generated by client trading activities and operating earnings is not sufficient for our liquidity needs, we may be forced to seek external financing. During periods of disruptions in the credit and capital markets, potential sources of external financing could be reduced, and borrowing costs could increase. Financing may not be available on acceptable terms, or at all, due to market conditions or disruptions in the credit markets. If we experience any significant decrease in our liquidity, our business, financial condition and results of operations could be adversely impacted.

A significant change in clients’ cash allocations could negatively impact our net interest revenues and financial results.

We derive interest income from depositing un-invested cash balances in our clients’ brokerage trading accounts opened with us at our bank partners. In 2020 and 2021, we generated HK$1,026, and HK$600 (US$77) in interest income from bank deposits, respectively, a significant portion of which was derived from uninvested cash balances in our clients’ accounts. As a result, a significant reduction in our clients’ allocation to cash, a change in the allocation of that cash (for example as a result of using cash to purchase mutual funds through our platforms), or a transfer of cash out of their accounts opened through our platforms could reduce our interest income and negatively impact our financial results.

The wealth management products that we offer involve various risks and failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, results of operations and financial conditions.

We offer our clients access to money market, fixed income, equity, balanced, private funds as well as bonds, catering to different investment targets and risk preferences of our clients. These products often have complex structures and involve various risks, including default risks, interest risks, liquidity risks, market risks, counterparty risks, fraud risks and other risks. In addition, we are subject to regulations in relation to wealth management products offered in different jurisdictions, and there is no assurance that our operation will be deemed as in full compliance with such regulations at all times.

Our success in offering our wealth management products and services depends, in part, on our ability to successfully identify the risks associated with such products and services, and failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, results of operations and financial conditions. Although we do not guarantee the principal or the return of the wealth management products available through our platforms and do not bear any liabilities for any loss to capital invested in the products, we must be cautious of the selection of the financial products we offer and must accurately describe the risks associated with those products for our clients. Although we enforce and implement strict risk management policies and procedures, such risk management policies and procedures may not be fully effective in mitigating the risk exposure for all of our clients in all market environments or covering all types of risks. If we fail to identify and fully appreciate the risks associated with the financial products we offer, or fail to disclose such risks to our clients, or if our clients suffer financial losses or other damages resulting from the financial products we offer, our reputation, client relationships, results of operations and financial conditions will be materially and adversely affected.

If we fail to respond in a timely and cost-effective manner to the needs of our users and clients or if our new service offerings do not achieve sufficient market acceptance, our business and results of operations may be materially and adversely affected.

Our future success will depend partially on our ability to develop and introduce new service offerings to respond to the evolving needs of our users and clients in a timely and cost-effective manner. We provide services in markets that are characterized by rapid technological change, evolving industry standards, frequent new service introductions, and increasing demand for higher levels of client experience. We have expanded our service offerings to include asset management services since 2019 and wealth management services to high net worth individuals since late 2021, and we may continue to expand our new service offerings in the future. In addition, we also provide certain services to corporate clients. However, we have limited experience in new service offerings, and expansion into new service offerings may involve new risks and challenges that we may not have experienced before. We cannot assure you that we will be able to overcome such new risks and challenges and make our new service offerings successful. Initial timetables for the introduction and development of new service offerings may not be achieved and profitability targets may not prove feasible. External factors, such as compliance with regulations, competition and shifting market preferences, may also impact the successful implementation of our new service offerings. Our personnel and technology systems may fail to adapt to the changes in such new areas or we may fail to effectively integrate new services into our existing operation. We may lack experience in managing our new service offerings. In addition, we may be unable to proceed our operation as planned or compete effectively due to different competitive landscapes in these new areas. Even if we expand our businesses into new jurisdictions or areas, the expansion may not yield intended profitable results. Furthermore, any new service offerings could have a significant impact on the effectiveness of our internal control system. Failure to successfully manage these risks in the development and implementation of new service offerings could have a material adverse effect on our business, results of operations and financial condition.

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Our ability to anticipate and identify the evolving needs of our users and clients and to develop and introduce new service offerings to address such needs will be a significant factor in maintaining or improving our competitive position and prospects for growth. We may also have to incur substantial unanticipated costs to maintain and further strengthen such ability. Our success will also depend on our ability to develop and introduce new services and enhance existing services for our users and clients in a timely manner. Even if we introduce new and enhanced services to the market, they may not achieve market acceptance.

We believe that we must continue to make investments to develop new or enhanced service offerings to remain competitive. We need to continue to develop and introduce new services that incorporate the latest technological advancements in response to evolving user and client needs. Our business and results of operations could be adversely affected if we do not anticipate or respond adequately to technological developments or the changing needs of our users and clients. We cannot assure you that any such investments in research and development will lead to any corresponding increase in revenue.

Our risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risks.

We have devoted significant resources to developing our risk management policies and procedures and will continue to do so. Nonetheless, our policies and procedures to identify, monitor and manage risks may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks. Many of our risk management policies are based upon observed historical market behavior or statistics based on historical models. During periods of market volatility or due to unforeseen events, the historically derived correlations upon which these methods are based may not be valid. As a result, these methods may not predict future exposures accurately, which could be significantly greater than what our models indicate. This could cause us to incur losses or cause our risk management strategies to be ineffective. Other risk management methods depend upon the evaluation of information regarding markets, business partners, clients, catastrophe occurrence or other matters that are publicly available or otherwise accessible to us, which may not always be accurate, complete, up-to-date or properly evaluated.

In addition, although we perform due diligence on potential clients, we cannot assure you that we will be able to identify all the possible issues based on the information available to us. If a user or client does not meet the relevant qualification requirements under applicable laws but is still able to use our services, we may be subject to regulatory actions and penalties and held liable for damages. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to properly record and verify a large number of transactions and events, and these policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks.

Unexpected network interruptions, security breaches or computer virus attacks and failures in our information technology systems could have a material adverse effect on our business, financial condition and results of operations.

Our information technology systems support substantially all phases of our operations and are an essential part of our technology infrastructure. If our systems fail to perform, we could experience disruptions in operations, slower response time or decreased customer satisfaction. We must process, record and monitor a large number of transactions and our operations are highly dependent on the integrity of our technology systems and our ability to make timely enhancements and additions to our systems. System interruptions, errors or downtime can result from a variety of causes, including unexpected interruptions to the internet infrastructure, technological failures, changes to our systems, erroneous or corrupted data, changes in customer usage patterns, linkages with third-party systems and power failures. Our systems are also vulnerable to disruptions from human error, execution errors, errors in models such as those used for risk management and compliance, employee misconduct, unauthorized trading, external fraud, computer viruses, distributed denial of service attacks, computer viruses or cyberattacks, terrorist attacks, natural disaster, power outage, capacity constraints, software flaws, events impacting our key business partners and vendors, and other similar events.

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Our internet-based business depends on the performance and reliability of the internet infrastructure. We cannot assure you that the internet infrastructure we depend on will remain sufficiently reliable for our needs. Any failure to maintain the performance, reliability, security or availability of our network infrastructure may cause significant damage to our ability to attract and retain users and clients. Major risks involving our network infrastructure include:

●	breakdowns or system failures resulting in a prolonged shutdown of our servers;

●	disruption or failure in the national backbone networks in China, which would make it impossible for users and clients to access our online and mobile platforms;

●	physical or cyber based attacks on our servers and other network infrastructure, which may result in disruptions to our network and damages to our technology infrastructure;

●	damage from natural disasters or other catastrophic events such as typhoon, volcanic eruption, earthquake, flood, telecommunications failure, or other similar events; and

●	any infection by or spread of computer viruses or other system failures.

In addition, any network interruptions or inadequacy on the part of our third-party partners may result in disruptions to the services we provide to our users and clients. For example, there have been occasions where some of our clients were not able to timely execute trades because of poor or delayed performances of software, infrastructure or systems of our third-party partners, which may be exacerbated by sudden increase in trading or other user activity volume. We also experienced system shutdown in the past. Such disruptions and other interruptions in the availability of our services could reduce user and client satisfaction and result in a reduction in the activity level of our users and clients as well as the number of clients making trading transactions through our platforms. See “Risk Factor - Failure or poor performance of third-party software, infrastructure or systems on which we rely could adversely affect our business.” Furthermore, increases in the volume of traffic on our online and mobile platforms could strain the capacity of our existing computer systems and bandwidth, which could lead to slower response times or system failures. This could cause a disruption or suspension in our service delivery, which could hurt our brand and reputation. We may need to incur additional costs to upgrade our technology infrastructure and computer systems in order to accommodate increased demand if we anticipate that our systems cannot handle higher volumes of traffic and transaction in the future. In addition, it could take an extended period of time to restore full functionality to our technology or other operating systems in the event of an unforeseen occurrence, which could affect our ability to process and settle client transactions. Despite our efforts to identify areas of risk, oversee operational areas involving risks, and implement policies and procedures designed to manage these risks, there can be no assurance that we will not suffer unexpected losses, reputational damage or regulatory actions due to technology or other operational failures or errors, including those of our vendors or other third parties.

If we fail to protect our platforms or the information of our users and clients, whether due to cyber-attacks, computer viruses, physical or electronic break-in, breaches by third parties or other reasons, we may be subject to liabilities imposed by relevant laws and regulations, and our reputation and business may be materially and adversely affected.

Our computer system, the networks we use, the networks and online trading platforms of the exchanges and other third parties with whom we interact, are potentially vulnerable to physical or electronic computer break-ins, viruses and similar disruptive problems or security breaches. A party that is able to circumvent our security measures could misappropriate proprietary information or customer information, jeopardize the confidential nature of the information we transmit over the Internet and mobile network or cause interruptions in our operations. We or our service providers may be required to invest significant resources to protect against the threat of security breaches or to alleviate problems caused by any breaches.

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In addition, we collect, store and process certain personal and other sensitive data from our users and clients, which makes us a potentially vulnerable target to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because the techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may not be able to anticipate these techniques or implement adequate preventative measures. Any accidental or intentional security breaches or other unauthorized access to our system could cause confidential user information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. We have not experienced any material cyber-security breaches or been subject to any material breaches of any of our cyber-security measures in the past.

In addition, leakages of confidential information may be caused by third-party service providers or business partners. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users and clients could be severely damaged, we may become susceptible to future claims if our users and clients suffer damages, and could incur significant liability and our business and operations could be adversely affected. Furthermore, our corporate clients may utilize our technology to serve their own employees and customers. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our clients to lose trust in us and could expose us to legal claims and regulatory actions.

Failure or poor performance of third-party software, infrastructure or systems on which we rely could adversely affect our business.

We rely on third parties to provide and maintain certain infrastructure that is critical to our business. For example, a strategic partner provides services to us in connection with various aspects of our operations and systems. If such services become limited, restricted, curtailed or less effective or more expensive in any way or become unavailable to us for any reason, our business may be materially and adversely affected. The infrastructure of our third-party service providers may malfunction or fail due to events out of our control, which could disrupt our operations and have a material adverse effect on our business, financial condition, results of operations and cash flows. Any failure to maintain and renew our relationships with these third parties on commercially favorable terms, or to enter into similar relationships in the future, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We also rely on certain third-party software, third-party computer systems and service providers, including clearing systems, exchange systems, alternate trading systems, order-routing systems, internet service providers, communications facilities and other facilities. Any interruption in these third-party services or software, deterioration in their performance, or other improper operation could interfere with our trading activities, cause losses due to erroneous or delayed responses, or otherwise be disruptive to our business. In addition, if our arrangements with any third party are terminated, we may not be able to find an alternative source of software or systems support on a timely basis or on commercially reasonable terms. This could also have a material adverse effect on our business, financial condition, results of operations and cash flows.

We rely on a number of external service providers for certain key market information and data, technology, processing and supporting functions.

We rely on a number of external service providers for certain key market information and data, technology, processing and supporting functions. Furthermore, external content providers provide us with financial information, market news, charts, futures and stock quotes and other fundamental data that we offer to our clients and users. These service providers face technical, operational and security risks of their own. Any significant failures by them, including improper use or disclosure of our confidential client, employee or company information, could interrupt our business, cause us to incur losses and harm our reputation. Particularly, we have contracted with affiliates of Nasdaq, the Hong Kong Exchange and Clearing Limited, and a few other institutions to allow our clients to access real-time market information data, which are essential for our clients to make their investment decisions and take actions. If the data provided by such information providers were inaccurate or incomplete, or if such information providers fail to update or deliver the data in a timely manner as provided in the agreements, our clients may suffer losses and our business operations and reputation can be materially and adversely affected.

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We cannot assure you that the external service providers will be able to continue to provide these services to meet our current needs in an efficient and cost-effective manner, or that they will be able to adequately expand their services to meet our needs in the future. The external service providers’ ability to consistently provide these services is subject to risks from unfavorable political, economic, legal or other developments, such as social or political instability, changes in governmental policies or changes in the applicable laws and regulations.

An interruption in or the cessation of service by any external service provider as a result of system failures, capacity constraints, financial constraints or problems, unanticipated trading market closures or for any other reason and our inability to make alternative arrangements in a smooth and timely manner, if at all, could have a material adverse effect on our business, results of operations and financial condition.

Further, disputes might arise out of or in connection with the agreements regarding our or the service providers’ performance of the obligations thereunder. To the extent that any service provider disagrees with us on the quality of the products or services, terms and conditions of the payment or other provisions of such agreements, we may face claims, disputes, litigations or other proceedings initiated by such service provider against us. We may incur substantial expenses and require significant attention of management in defending against these claims, regardless of their merit. We could also face damages to our reputation as a result of such claims, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

If major mobile application distribution channels change their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected.

We currently rely on Apple’s app store, Google’s Play Store and major PRC-based Android app stores to distribute our mobile application, “Plutus Trader” to users. As such, the promotion, distribution and operation of our application are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If these third-party distribution platforms change their terms and conditions in a manner that is detrimental to us, or refuse to distribute our application, or if any other major distribution channel with which we would like to seek collaboration refuses to collaborate with us in the future, our business, financial condition and results of operations may be materially and adversely affected.

We are dependent upon key executives and highly qualified managers and we cannot assure their recruitment and continued retention.

Our success depends, in part, upon the continued services of key members of our management. Our executives’ and managers’ knowledge of the markets, our business and our Company represents a key strength of our business, which cannot be easily replicated. The success of our business strategy and our future growth also depend on our ability to attract, train, retain and motivate skilled managerial, financial, sales, administration, development and operating personnel.

There can be no assurance that our existing personnel will be adequate or qualified to carry out our strategy, or that we will be able to hire or retain experienced, qualified employees to carry out our strategy. The loss of one or more of our key management or operating personnel, or the failure to attract and retain additional key personnel, could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Corporate Structure

Our founder Zhao Zhisheng currently owns an aggregate of 100% of the total voting power of our outstanding Ordinary Shares, and will own 70.6% immediately after the completion of this offering, assuming the underwriter does not exercise its over-allotment option.

Currently, our founder owns an aggregate of 100% of the total voting power of our outstanding Ordinary Shares and will own an aggregate of 70.6% of the total voting power of our outstanding Ordinary Shares immediately after the completion of this offering, assuming the underwriter does not exercise it over-allotment option. Our founder and majority shareholder will have significant influence on determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. Our majority shareholder will also have the power to prevent or cause a change in control. Without the consent of our majority shareholder, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of our majority beneficial owner may differ from the interests of our other shareholders. The concentration in the ownership of our Ordinary Shares may cause a material decline in the value of our Ordinary Shares. For more information regarding our beneficial owner and his affiliated entities, see “Principal Shareholders.”

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You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Save for the list of the names of our current directors (and, where applicable, our current alternate directors) being made available for inspection by the Registrar of Companies in the Cayman Islands to any person upon payment of a fee by such person, shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to convene a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10 percent of our voting share capital in issue, to convene a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 7 days is required for the convening of our general meetings. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing a majority of the paid up voting share capital in the Company.

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Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the Hong Kong. In addition, our current officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong or other relevant jurisdictions may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and Hong Kong, see “Enforceability of Civil Liabilities.”

Risks Related to Doing Business In Hong Kong

Although the audit report included in this prospectus was issued by U.S. auditors who are currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our Ordinary Shares may be delisted or prohibited from trading.

The audit report included in this prospectus was issued by WWC, P.C. (“WWC”) a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing WWC in the future or of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. If we were to engage a different auditor in the future, we would engage an auditor that is U.S.-based and subject to full PCAOB inspection with all materials related to the audit of our financial statements accessible to the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. In such case, we will engage a new qualified and fully inspected auditor, which may result in us delaying or restating our financial statements.

The PCAOB is currently unable to conduct inspections in Hong Kong without the approval of local government authorities. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in Hong Kong that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCAA”), which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCAA on December 2, 2020, and the HFCAA was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On December 2, 2021, the SEC adopted final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong.

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Should the PCAOB be unable to fully conduct inspection of our auditor’s work papers in Hong Kong, it will make it difficult to evaluate the effectiveness of our auditor’s audit procedures or equity control procedures. Investors may consequently lose confidence in our reported financial information and procedures or quality of the financial statements, which would adversely affect us and out securities.

Risks Related to Legal Uncertainty

We are subject to extensive and evolving regulatory requirements in the markets we operate in, non-compliance with which may result in penalties, limitations and prohibitions on our future business activities or suspension or revocation of our licenses and trading rights, and consequently may materially and adversely affect our business, financial condition, operations and prospects.

We are subject to extensive regulations and the market in which we operate, Hong Kong, is highly regulated. However, the online brokerage service industry (including, for example, the use of cloud-based operating, computing and record keeping technology as well as biometric identification technology) is at a relatively early stage of development, and applicable laws, regulations and other requirements may be changed and adopted from time to time. We may be subject to examinations and inquiries by the relevant regulators on a regular or ad-hoc basis. Our business operations in Hong Kong are subject to applicable Hong Kong laws, regulations, guidelines, circulars, and other regulatory guidance, including, for example, the SFO and its subsidiary legislation. These laws and regulations set out the licensing requirements, regulate our operational activities and standards, and impose requirements such as maintaining minimum liquidity or capital along with other filing, record keeping and reporting obligations relevant to our business operations. Failure to comply with applicable laws and regulations in markets we operate can result in investigations and regulatory actions, which may lead to penalties, including reprimands, fines, limitations or prohibitions on our future business activities or suspension or revocation of our licenses or trading rights. Any outcome of such nature may affect our ability to conduct business, harm our reputation and, consequently, materially and adversely affect our business, financial condition, results of operations and prospects.

From time to time, our SFC-licensed subsidiaries may be subject to or required to assist in inquiries or investigations by relevant regulatory authorities in Hong Kong, principally the SFC. The SFC conducts on-site reviews and off-site monitoring to ascertain and supervise our business conduct and compliance with relevant regulatory requirements and to assess and monitor, among other things, our financial soundness. We are subject to such regulatory examination, reviews and inquiries from time to time. If any misconduct is identified as a result of inquiries, reviews or investigations, the SFC may take disciplinary actions which could lead to revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against us, our responsible officers, licensed representatives, directors or other officers. Any such disciplinary actions taken against us, our responsible officers, licensed representatives, directors or other officers may have a material and adverse impact on our business operations and financial results. In addition, we are subject to statutory secrecy obligations under the SFO whereby we may not be permitted to disclose details on any SFC inquiries, reviews or investigations without the consent of the SFC. While we do not believe we are conducting securities business in China, we cannot rule out the possibility that we will be subject to the supervision of the CSRC or other PRC government authorities in the future.

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We do not hold any license or permit for providing securities brokerage business in Mainland China. Although we do not believe we engage in securities brokerage business in Mainland China, there remain uncertainties to the interpretation and implementation of relevant PRC laws and regulations. If some of our activities in Mainland China were deemed by relevant regulators as provision of securities business such as securities brokerage services, investment consulting services, and/or futures business in Mainland China, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Pursuant to the relevant PRC laws and regulations, no entity or individual shall engage in securities business without the approval of the securities regulatory authority of the State Council. We do not hold any license or permit in relation to providing securities brokerage business in Mainland China. While we do not believe the business we are conducting now through our Hong Kong subsidiaries is securities brokerage business in China, we cannot assure you that certain of our activities such as redirecting users in China to brokers or other licensed entities outside of China will not be deemed as operating securities brokerage business in China. If some of our activities were deemed by relevant regulators as provision of securities business such as securities brokerage services, investment consulting services and/or futures business in China, we will be required to obtain relevant licenses or permits from relevant regulatory bodies, including the CSRC, and failure of obtaining such licenses or permits may subject us to regulatory actions and penalties, including fines and temporary suspension or removal of our websites, desktop devices and mobile application in China. In such cases, our business, financial condition, results of operations and prospects may be materially and adversely affected. In addition, while we have internal policies in place regulating relevant activities of our employees and their dealings with our business partners, if our employees or business partners engage in certain activities that relevant authorities would require permits or licenses for, we may be subject to regulatory enquiries or penalties and negative publicity.

The enactment of the Hong Kong National Security Law could impact our operations.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, former U.S. President Donald Trump signed the Hong Kong Autonomy Act (“HKAA”) into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on 11 individuals, including HKSAR chief executive Carrie Lam. John Lee is set to be Hong Kong’s next chief executive on July 1, 2022, replacing outgoing Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” In July 2021, President Joe Biden warned investors about the risks of doing business in Hong Kong, issuing an advisory saying China’s push to exert more control over Hong Kong threatens the rule of law and endangers employees and data. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that are targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations could be materially and adversely affected.

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Because all of our operations are in Hong Kong, a special administrative region of China, we face a risk that the government of the PRC could intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.

Currently, we are not required to obtain permissions or approvals from any PRC authorities to either: (1) operate our business; or (2) issue our Ordinary Shares to foreign investors. The PRC government, however, holds sovereign authority over Hong Kong and could choose in the future to: (1) exercise has significant oversight and discretion over the conduct of our business; and/or (2) intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. Should the PRC government choose to exercise additional influence or control over Hong Kong businesses like ours through the promulgation of new laws or regulations applicable to Hong Kong, we could be required to obtain more licenses, permits, approvals or certificates, and our business, financial condition and results of operations could be adversely affected.

Substantially all operations of the operating subsidiaries are in Hong Kong, a special administrative region of the PRC. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The PRC government may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Plutus Financial Group Limited is a holding company, and we conduct our operations in Hong Kong through our operating subsidiaries, Plutus Securities and Plutus Asset Management, both incorporated in Hong Kong. Our operations are primarily located in Hong Kong and some of our clients are PRC individuals or companies that have shareholders or directors that are PRC individuals. As of the date of this prospectus, we do not expect to be materially affected by recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the Chinese government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and/or

●

subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

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The Chinese government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and the operating subsidiaries in Hong Kong. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our operating subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering it worthless.

Our operations and services involve collection, processing, and storage of significant amounts of data concerning our users, clients, business partners and employees and may be subject to complex and evolving laws and regulations regarding privacy and data protection and cybersecurity. If we fail to comply with the relevant laws and regulations, our business, results of operations and financial condition may be adversely affected.

We are subject to a variety of laws, regulations and other legal and regulatory obligations related to the protection of personal data, privacy and information security in the regions where we do business, and there has been and may continue to be a significant increase in such laws and regulations that restrict or control the use of personal data. In China, the Cybersecurity Law became effective in June 2017 and requires network operators to follow the principles of legitimacy in collecting and using personal information.

In addition, the Information Security Technology—Personal Information Security Specification, or the China Specification, came into force on October 1, 2020. Under the China Specification, after collecting the personal information, the controller of the personal information must immediately conduct the data de-sensitization, implement the technical and administrative measures to store separately the de-sensitized data and the data which may be used to recover the identity of the persons and make sure not to identify the persons in the subsequent process of processing the personal information data. In addition, the data controller must provide the purpose of collecting and using subject personal information, as well as the business functions of such purpose, and the China Specification requires the data controller to distinguish its core function from additional functions to ensure the data controller will only collect personal information as needed.

Similarly, Hong Kong also has data privacy legislation that regulates the collection, use, protection and handling of personal data. Under the relevant legislation, data users are required to comply with various data protection principles in relation to the requirement of lawful and fair collection of personal data, consent of data subjects, retention of personal data, use and disclosure of personal data, security of personal data, personal data policies and practices, and rights to access and correction of personal data. Our operations are primarily located in Hong Kong through our key operating subsidiaries, Plutus Securities and Plutus Asset Management, and some of our clients are PRC corporations and individuals. Plutus Securities and Plutus Asset Management may collect and store certain data (including certain personal information) from our clients for “Know Your Client” purposes, some of whom are PRC individuals. As of date of this prospectus, Plutus Securities and Plutus Asset Management have collected and stored personal information of fewer than 100 PRC clients. The Draft Data Security Measures remains unclear as to whether a Hong Kong company which collects personal information from PRC individuals would be subject to its terms.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection. The Personal Information Protection Law, which came into effect on November 1, 2021, aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law and promoting the reasonable use of personal information. The Personal Information Protection Law applies to the processing of personal information within China, as well as certain personal information processing activities conducted by entities outside China for natural persons within China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China. As a result, our overseas subsidiaries including our Hong Kong subsidiary, may become subject to relevant personal information protection laws of the PRC.

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Personal information, as defined in the Personal Information Protection Law, refers to information related to identified or identifiable natural persons and is recorded by electronic or other means but excluding the anonymized information. The Personal Information Protection Law provides the obligations of a personal information processor and the circumstances under which a personal information processor could process personal information, which include but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. The Personal Information Protection Law specifically provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor should inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests.

In addition, the Personal Information Protection Law imposes pre-approval and other requirements for any cross-border data transfer by PRC entities. Since the Personal Information Protection Law is new, there are uncertainties as to the interpretation and application of it, especially in relation to its applicability and requirements for our offshore subsidiaries when they engage in personal information processing activities for natural persons within China. While we do not believe the pre-approval requirements for any cross-border data transfer will apply to the way we currently collect information from persons within China, if regulatory bodies deem our current data collection model as a cross-border data transfer, we will be subject to the relevant requirements. Furthermore, we may need to take certain additional measures in the future to be in compliance with the Personal Information Protection Law.

Regulatory requirements on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations or significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. For example, the SCNPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law provides for a security review procedure for the data activities that may affect national security. In addition, the Personal Information Protection Law provides that critical information infrastructure operators or personal information processors whose processing of personal information reaches the threshold amount prescribed by the CAC, must store within the territory of the PRC the personal information collected or generated by them within the territory of the PRC. Unless otherwise a security assessment is not required as provided by law, administrative regulations or the national cyberspace authority, where it is necessary to provide such information to an overseas recipient, a security assessment organized by the CAC must have been passed.

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced the Measures for Cybersecurity Review published on April 13, 2020. Pursuant to Cybersecurity Review Measures, critical information infrastructure operators that purchase network products and services and network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review under the Cybersecurity Review Measures. According to the Cybersecurity Review Measures, before purchasing any network products or services, a critical information infrastructure operator shall assess potential national security risks that may arise from the launch or use of such products or services and apply for a cybersecurity review with the cybersecurity review office of the CAC if national security will or may be affected. In addition, network platform operators who possess personal information of more than one million users and intend to be listed at a foreign stock exchange must be subject to the cybersecurity review.

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Furthermore, the exact scope of “critical information infrastructure operators” (the “CIIO”) under the Cybersecurity Review Measures and the current regulatory regime also remains unclear. Pursuant to the Regulations on Protection of Security of Critical Information Infrastructure, or the CIIO Security Protection Regulations, which became effective on September 1, 2021, the competent governmental departments and the supervision and management departments of some key industries, or the Security Protection Departments, governing such key industries and areas serve as the departments in charge of the security protection of critical information infrastructure and the Security Protection Departments are responsible for identifying critical information infrastructure in their respective industries and areas, timely notify the identification results to the operators. In the event of the occurrence of any major cybersecurity incident or discovery of any major cybersecurity threat for the critical information infrastructure, the operator shall report to the protection authorities and the public security authorities as required. We do not believe we are classified as a CIIO as of the date of this annual report. However, the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws; therefore, it is uncertain whether we would be deemed as a CIIO under PRC law in the future. In the event we are classified as a CIIO or otherwise become under investigation or review by the CAC, we may have to substantially change certain of our current practice and our operations may be materially and adversely affected.

In addition, the MIIT further issued the Administrative Measures on the Administration of Data Security in the Industry and Information Technology Areas (for Trial Implementation) (Draft for Comment), or the Draft Data Security Measures in the IIT Field, on February 10, 2022. The Draft Data Security Measures in the IIT Field stipulates that all businesses which handle industrial and telecoms data in China are required to categorize such information into “ordinary,” “important” and “core” and businesses processing “important” and “core” data shall comply with certain filing and reporting obligations. The Draft Data Security Measures in the IIT Field also notes that sharing “important” and “core” data to a foreign party requires a special review and approval process. We cannot predict the impact of the above draft measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process.

We cannot assure you that the measures we have taken or will take in the future will be effective or fully satisfy the relevant regulatory authorities’ requirements, and any failure or perceived failure by us to comply with such laws and regulations may result in governmental investigations, fines, removal of our app from the relevant application stores and/or other sanctions on us. As of the date of this annual report, we had not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we had not received any inquiry, notice, warning, or sanctions in such respect.

Risks Related to This Offering and the Ordinary Shares

There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell the Ordinary Shares at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our Ordinary Shares. We plan to list the Ordinary Shares on the Nasdaq Capital Market. Our Ordinary Shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for the Ordinary Shares does not develop after this offering, the market price and liquidity of the Ordinary Shares will be materially and adversely affected.

Negotiations with the underwriters will determine the initial public offering price for the Ordinary Shares which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for the Ordinary Shares will develop or that the market price of the Ordinary Shares will not decline below the initial public offering price.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the Ordinary Shares, the market price for the Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If industry or securities analysts decide to cover us and in the future downgrade our Ordinary Shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Ordinary Shares to decline.

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Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase Ordinary Shares in this offering, you will pay more for your Ordinary Shares than the amount paid per share by our existing shareholders for their Ordinary Shares. As a result, you will experience immediate and substantial dilution of approximately US$2.92 per Ordinary Share, representing the difference between the initial public offering price of US$5.00 per Ordinary Share and our net tangible book value per Ordinary Share as of December 31, 2021 after giving effect to the net proceeds to us from this offering. In addition, you may experience further dilution to the extent that our Ordinary Shares are issued upon the exercise of any share options. See “Dilution” for a more complete description of how the value of your investment in the Ordinary Shares will be diluted upon completion of this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of the Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Ordinary Shares as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

Substantial future sales or perceived potential sales of Ordinary Shares in the public market could cause the price of the Ordinary Shares to decline.

Sales of Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of the Ordinary Shares to decline. Immediately after the completion of this offering, we will have 17,000,000 Ordinary Shares outstanding, assuming the underwriters do not exercise their over-allotment option. All Ordinary Shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. All of our executive officers and directors and shareholders holding at least ten percent of our common stock have agreed not to sell our Ordinary Shares for a period of 180 days following the effective date of this prospectus, subject to extension under specified circumstances. Ordinary shares subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of the Ordinary Shares could decline. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Ordinary Shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase the price of our Ordinary Shares.

As of December 31, 2021, our cash was HK$12,611,000 (US$1,617,000). Immediately following the completion of this offering, we expect to receive net offering proceeds of approximately US$22,010,000 after deducting underwriting discounts and the estimated offering expenses payable by us. We intend to use these funds as set forth under “Use of Proceeds.” However, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase the price of our Ordinary Shares. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

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We may need additional capital and may sell additional Ordinary Shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or terms acceptable to us, if at all.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

In addition, under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of an exemption that allows us to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, we will not be subject to the same new or revised accounting standards as other public companies that comply with the public company effective dates. We have also elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result of these elections, the information that we provide to our stockholders may be different than you might receive from other public reporting companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market corporate governance requirements. Currently, we do not have any immediate plans to rely on home country practice with respect to our corporate governance after the completion of this offering.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. In the future, if we lose our foreign private issuer status as of the last date of our second fiscal quarter, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on the following January 1, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Capital Market listing rules. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We will incur increased costs as a result of being a public company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If we fail to maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company, our management will be required to report on our internal controls over financial reporting under Section 404.

As of December 31, 2021, our management assessed the effectiveness of our internal control over financial reporting and believes that our internal controls are effective. In order to assist in establishing and maintain its internal controls over financial reporting, we have retained an external consultant having sufficient knowledge of US GAAP and SEC reporting requirements to handle the financial reporting function of the Company. In the future, we intend to recruit and retain sufficient staff to address these needed in-house. In addition, and in preparation for our public offering and listing, we will be appointing independent directors, establishing an audit committee, and strengthening our corporate governance.

If we do not continue to maintain effective internal financial reporting controls and continue to monitor and improve them, we could risk inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2022. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Even if our management continues to conclude that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;

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●	our future business development, financial condition and results of operations;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding demand for and market acceptance of our services;

●	competition in our industry; and

●	government policies and regulations relating to our industry.

You should read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$22,010,000, or approximately US$25,498,000 if the underwriters exercise their option to purchase additional Ordinary Shares in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, assuming an offering per share price of US$5.00.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We plan to use the net proceeds of this offering as follows:

	Amount	Percent
GROSS OFFERING	$25,000,000	100.00%
Underwriting Commission(a)	$1,750,000	7.00%
Estimated Offering expenses	$1,240,000	4.96%
Net Proceeds	$22,010,000	88.04%
USE OF NET PROCEEDS
Digitization of systems and services[1]	$4,402,000	20.00%
Additional funding for client trading facilities[2]	$4,402,000	20.00%
Expansion of client management and wealth management teams[3]	$6,603,000	30.00%
Direct investments[4]	$6,603,000	30.00%
TOTAL APPLICATION OF NET PROCEEDS	$22,010,000	100.00%

(a)	Reflects 7% commission in the amount of $1,750,000.

1	We intend to use approximately $4,402,000, or 20% of the net offering proceeds, to develop tailor-made software and applications for different aspects of our operations, including client services, trading, wealth management, and portfolio construction and monitoring.

2	We intend to use approximately $4,402,000, or 20% of the net offering proceeds, to replenish our available funding for offering trading facilities solutions to clients, including margin trading, credit line trading and IPO margin financing.

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3	We intend to use approximately $6,603,000, or 30% of the net offering proceeds, to expand our client manager teams and to develop our wealth management teams.

4	We intend to use approximately $6,603,000, or 30% of the net offering proceeds, for developing proprietary investments desk to capture emerging growth opportunities and pursue long-term strategic investment.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to This Offering and the Ordinary Shares—You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase the price of our Ordinary Shares.”

Pending use of the net proceeds, we intend to hold the net proceeds from this offering in demand deposits or invest them in interest-bearing government securities.

DIVIDEND POLICY

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are an investment holding company incorporated in the Cayman Islands. We rely principally on dividends from our Hong Kong subsidiaries for our cash requirements, including any payment of dividends to our shareholders.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Please see the section entitled “Taxation” beginning on page 99 of this prospectus for information on the potential tax consequences of any cash dividends declared.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2021:

●	on an actual basis; and

●	on a pro forma as-adjusted basis to give effect to the issuance and sale of the 5,000,000 Ordinary Shares by us in this offering at an assumed initial public offering price of US$5.00 per share, after deducting the estimated underwriting commission and estimated offering expenses.

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The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the initial public offering price of our Ordinary Shares. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2021 (Presented in US$’000)
	Actual	Pro forma as adjusted (1)
Short-term bank borrowings	-	-
Par Value Amount of Ordinary Shares	0.0001	0.0001
Ordinary Shares, US$0.0001 par value, 300,000,000 shares authorized 12,000,000 shares issued and outstanding as of December 31, 2021; pro forma without over-allotment(2) reflects 17,000,000 shares issued and outstanding	1	2
Additional paid-in capital	9,805	31,814
Retained earnings	3,718	3,718
Total shareholders’ equity	13,524	35,534
Total capitalization	13,524	35,534

(1)	Reflects the sale of Ordinary Shares in this offering at an assumed initial public offering price of $5.00 per share, and after deducting the estimated underwriting commission and estimated offering expenses payable by us, assuming the Underwriter’s over-allotment option has not been exercised. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting commission and estimated offering expenses payable by us. We estimate that such net proceeds will be approximately $22,010,000 assuming the Underwriter has not exercised the over-allotment option. The net proceeds of $22,010,000 are calculated as follows: $25,000,000 gross offering proceeds, less underwriting discounts and commissions of $1,750,000, and estimated offering expenses of $1,240,000. The pro forma as adjusted total equity of $35,534,000 is the sum of the net proceeds of $22,010,000 and the actual equity of $13,524,000.

(2)	In the event that the Underwriter’s over-allotment option is exercised in full, pro forma total Ordinary Shares outstanding would be 17,750,000 shares, pro forma additional paid-in capital would be $3,488,000, and pro forma adjusted total equity would be $39,022,000, reflecting the sum of net proceeds in the amount of $25,498,000 and the actual equity of $13,524,000.

EXCHANGE RATE INFORMATION

Our business is conducted in Hong Kong and all of our revenues are denominated in HK$. Capital accounts of our financial statements are translated into U.S. dollars from HK$ at their historical exchange rates when the capital transactions occurred. HK$ is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the HK$ amounts could have been, or could be, converted into U.S. dollars at the rates used in translation. Unless otherwise noted, all translations from HKD to U.S. dollars and from U.S. dollars to HKD in this prospectus were calculated at the noon buying rate of US$1 = HK$7.7996 on December 30, 2021, as published in H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that the HKD or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all.

DILUTION

Our net tangible book value was US$13,417,000 as of December 31, 2021 and our net tangible book value per Ordinary Share was approximately US$1.12 as of December 31, 2021. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of Ordinary Shares outstanding. Pro forma net tangible book value per ordinary share is calculated after giving effect to our issuance and sale of 5,000,000 Ordinary Shares in this offering at an assumed initial public offering price of US$5.00 per Ordinary Share. Dilution is determined by subtracting pro forma net tangible book value per ordinary share from the assumed public offering price per ordinary share.

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Without taking into account any other changes in such net tangible book value after December 31, 2021, other than to give effect to our issuance and sale of 5,000,000 Ordinary Shares in this offering at an assumed initial public offering price of US$5.00 per Ordinary Share, the midpoint of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised), our pro forma as adjusted net tangible book value as of December 31, 2021 would have been US$2.08 per outstanding Ordinary Share. This represents an immediate increase in net tangible book value of US$0.96 per Ordinary Share to existing shareholders and an immediate dilution in net tangible book value of US$2.92 per Ordinary Share to purchasers of Ordinary Shares in this offering. The following table illustrates such dilution:

Net tangible book value per ordinary share	US$	1.12
Pro forma net tangible book value per ordinary share after giving effect to public offering as of December 31, 2021	US$	2.08
Amount of dilution in net tangible book value per ordinary share to new investors in the offering(1)	US$	2.92

(1)	In the event that the underwriters’ overallotment option is exercised in full, pro forma net tangible book value per ordinary share after giving effect to the public offering would be $2.20 per share, with $2.80 of dilution in net tangible book value per ordinary share to new investors in the offering.

A US$1.00 change in the assumed public offering price of US$5.00 per Ordinary Share would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma as adjusted net tangible book value after giving effect to the offering by US$4.65 million, the pro forma as adjusted net tangible book value per Ordinary Share after giving effect to this offering by US$1.82 per Ordinary Share and the dilution in pro forma as adjusted net tangible book value per Ordinary Share to new investors in this offering by US$3.18 per Ordinary Share, assuming no change to the number of Ordinary Shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of December 31, 2021, the differences between the shareholders as of December 31, 2021 and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share paid at an assumed initial public offering price of US$5.00 per Ordinary Share before deducting estimated underwriting discounts and commissions and estimated offering expenses.

					Average
	Ordinary Shares				Price Per
	Purchased		Total Consideration		Ordinary
	Number	Percent	Amount	Percent	Share
Existing shareholders	12,000,000	70.6%	13,524,000	38.1%	1.13
New investors	5,000,000	29.4%	22,010,000	61.9%	4.40
Total(1), (2)	17,000,000	100.0%	35,534,000	100.0%	2.09

(1)	A US$1.00 change in the assumed public offering price of US$5.00 per Ordinary Share would, in the case of an increase, increase and, in the case of a decrease, decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per Ordinary Share paid by all shareholders by US$4,650,000, US$4,650,000 and US$0.27, respectively, assuming no change to the number of 5,000,000 Ordinary Shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

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(2)	Table assumes that the over-allotment option is not exercised. In the event that the underwriters’ over-allotment option is exercised in full at an assumed initial public offering price of US$5.00 per ordinary share, there would be 17,750,000 total Ordinary Shares outstanding after the offering, with new investors purchasing 5,750,000 Ordinary Shares for total shareholder consideration of US$3,488,000, constituting 8.9% of the Company’s total shareholder consideration paid in the amount of US$39,006,000 and resulting in an average price paid per ordinary share in the amount of US$2.20.

The discussion and table above also assume no exercise of any outstanding stock options outstanding as of the date of this prospectus. As of the date of this prospectus, there were no Ordinary Shares issuable upon exercise of outstanding stock options, and there were no Ordinary Shares available for future issuance upon exercise of future grants under our share incentive policies and plans. To the extent that any of these options are exercised, there will be further dilution to new investors.

CORPORATE HISTORY AND STRUCTURE

We are an exempted company incorporated under the laws of the Cayman Islands on January 12, 2022. Our sole beneficial shareholder is Zhao Zhisheng, who holds his ownership through two British Virgin Islands holding companies. Our direct subsidiaries are: (i) Plutus Investment Holdings Group Limited, a British Virgin Islands company; (ii) Plutus Investment Holdings International Limited, a British Virgin Islands company; and (iii) Plutus Financial Holdings Limited, a British Virgin Islands company. Plutus Investment Holdings Group Limited and Plutus Investment Holdings International Limited are holding companies incorporated on February 8, 2022. Plutus Financial Holdings Limited is a holding company incorporated on February 11, 2019.

We operate our business through our indirect subsidiaries in Hong Kong. Below is a list of our material operating subsidiaries:

●	Plutus Securities Limited is a Hong Kong subsidiary wholly owned by Plutus Investment Holdings Limited and established on April 20, 2018. Plutus Securities Limited holds a Type 1 license from the Securities & Futures Commission (“SFC”) of Hong Kong (License No.: BNJ530) and offers clients with trading, margin financing and securities custody and nominee services.

●	Plutus Asset Management Limited is a Hong Kong subsidiary wholly owned by Plutus Investment Holdings International Limited and established on April 20, 2018. Plutus Asset Management Limited is licensed to conduct Type 4 (Advising on Securities) and Type 9 (Asset Management) regulated activities (License No.: BNJ533) under the SFC of Hong Kong, and provides professional asset management services and develops comprehensive investment strategies for clients.

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The following diagram illustrates our corporate structure as of the date of this prospectus, including our principal subsidiaries and their respective principal subsidiaries.

SELECTED CONSOLIDATED FINANCIAL DATA AND SELECTED OPERATING DATA

The following selected consolidated statements of comprehensive income for the years ended December 31, 2020 and 2021 and selected consolidated balance sheet data as of December 31, 2021 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read this “Selected Consolidated Financial Data and Selected Operating Data” section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

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Balance Sheet Data

Consolidated Balance Sheets Data	As of December 31, 2020 (audited)	As of December 31, 2021 (audited)	As of December 31, 2021 (audited)
	(HK$’000)	(HK$’000)	(US$’000)
Cash and cash equivalents	17,314	12,611	1,617
Cash segregated for regulatory purpose	14,286	4,164	534
Loans to customers, net of allowance of nil as of December 31, 2020 and 2021	20,849	63,209	8,104
Loans to customers - related parties, net of allowance of nil as of December 31, 2020 and 2021	8,745	8,685	1,114
Receivables from:
Customers, net of allowance of nil as of December 31, 2020 and 2021	1,530	3,079	395
Broker-dealers, net of allowance of nil as of December 31, 2020 and 2021	292	341	44
Prepaid expenses and other current assets	408	507	65
Amount due from related parties	721	30,398	3,897
Total current assets	64,217	122,994	15,770
Property, plant and equipment, net	340	38	5
Right-of-use assets	2,512	1,172	150
Intangible asset	600	600	77
Deferred tax assets	357	329	43
Refundable deposit	205	205	26
Total non-current assets	4,014	2,344	301
Total assets	68,231	125,338	16,071
Payables to:
Customers	10,549	4,573	586
Customers - related parties	985	730	94
Clearing organizations	1,210	2,435	312
Accruals and other current liabilities	121	5,218	669
Amount due to a related party	801	-	-
Lease liabilities – current	1,455	1,172	150
Income taxes payable	1,530	5,737	736
Total current liabilities	16,651	19,865	2,547
Lease liabilities – non-current	1,057	-	-
Total liabilities	17,708	19,865	2,547
Shareholders’ equity	50,523	105,473	13,524
Total liabilities and shareholders’ equity	68,231	125,338	16,071

Statements of Income Data

Statement of Income Data	Fiscal Year Ended December 31, 2020 (audited)	Fiscal Year Ended December 31, 2021 (audited)	Fiscal Year Ended December 31, 2021 (audited)
	(HK$’000)	(HK$’000)	(US$’000)
Revenue	23,907	44,306	5,682
Total operating expenses	10,077	18,864	2,421
Net Income	12,068	21,473	2,752
Basic and diluted income per share	$1.01	$1.79	$0.23

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and elsewhere in this prospectus. See “Cautionary Note Regarding Forward Looking Statements.” All amounts in included in the fiscal years ended December 31, 2021 and 2020 (“Annual Financial Statements”) are derived from our audited consolidated financial statements included elsewhere in this prospectus. These Annual Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

Business Overview

Plutus Group is a Hong Kong based financial services group operating through two primary subsidiaries – Plutus Securities Limited (“Plutus Securities”) and Plutus Asset Management Limited (“Plutus Asset Management”).

Plutus Securities is licensed to conduct Type 1 (dealing in securities) regulated activities under the SFC (License No.: BNJ530) and provides quality securities dealing and brokerage, margin financing, securities custody and nominee services for clients under the Securities & Futures Commission Ordinance. As a licensed securities broker, Plutus Securities provides a range of financial services, including:

●	Hong Kong stock trading through the internet, mobile app, and customer phone hotline
●	Margin financing
●	Securities custody and nominee services; providing secure and reliable clearing and settlement procedures
●	Access to debt capital markets
●	Equity capital markets for issuers; offer underwriting for IPO and other equity placements, and marketing, distribution and pricing of lead-managed and co-managed offerings

Plutus Asset Management is licensed to conduct Type 4 (advising on securities) and Type 9 (asset management) regulated activities under the SFC (License No.: BNJ533). We offer professional asset management service with tailored comprehensive investment strategies, to maximize return and investment advisory services. As a licensed asset management and advisory firm, Plutus Asset Management provides wealth management services including:

●	Professional funds management
●	Discretionary accounts with strategies developed for clients based on individual risk tolerance and investment preference
●	Investment consulting and advisory services for funds managed by other companies
●	Investment funds, including a real estate fund, a fixed income fund, a private equity investment, and a hedge fund

Our team is familiar with the local and global financial markets and has extensive experience in investment and asset management. Through comprehensive training and our dedication to quality services, our team provides clients with comprehensive professional analysis and investment advice.

Revenues increased by HK$20,399,000 (US$2,615,000), or approximately 85.3%, to HK$44,306,000 (US$5,682,000) for the year ended December 31, 2021 from HK$23,907,000 for the year ended December 31, 2020. The increase was mainly due to the increase in securities brokerage commission and handling fee of HK$3,017,000 (US$387,000) or approximately 1,436.7% over the year; the increase in underwriting and placing commission of HK$10,954,000 (US$1,404,000) or approximately 49.6% over the year; the increase in asset management fee of HK$2,798,000 (US$359,000) or approximately 2,826.3% over the year and the increase in interest income derived from our margin financing and securities lending businesses of HK$3,630,000 (US$465,000) or approximately 238.2% over the year.

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Net income increased by HK$9,405,000 (US$1,206,000), or approximately 77.9%, to HK$21,473,000 (US$2,752,000) for the year ended December 31, 2021 from HK$12,068,000 for the year ended December 31, 2020 mainly due to the increase in revenues of HK$20,399,000 (US$2,615,000) that was offset by the increase in total operating expenses of HK$8,787,000 (US$1,127,000) and the increase in income tax expense of HK$1,936,000 (US$248,000).

Coronavirus (COVID-19) Update

On January 30, 2020, the World Health Organization declared the outbreak of the corona-virus disease (COVID-19) a “Public Health Emergency of International Concern,” and on March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic.” Governments in affected countries have imposed travel bans, quarantines and other emergency public health measures, which have caused material disruption to businesses globally and result in an economic slowdown. These measures, though temporary in nature, may continue and increase depending on developments in the COVID-19’s outbreak.

Up to now, most of the restrictions on movement within China and Hong Kong have been relaxed and the COVID-19 outbreak has had a limited impact on our results of operations for the year ended December 31, 2021, but the extent to which the COVID-19 outbreak will impact our future financial condition and results of operations cannot be reasonably assessed at this time and will depend on future developments that currently cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the COVID-19 outbreak or treat its impact, and the impact on the economic growth and business of our clients for the foreseeable future, among others.

In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure. No events require additional adjustment to or disclosure in the consolidated financial statements.

Results of Operations for Fiscal Years Ended December 31, 2020 and 2021

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

Years Ended December 31, 2020 and 2021

	2020 HK$’000	2021 HK$’000	2021 US$’000
Revenues
Securities brokerage commission and handling fee	210	3,227	415
Underwriting and placing commission	22,074	33,028	4,235
Asset management fee	99	2,897	371
Interest income	1,524	5,154	661
Total revenues	23,907	44,306	5,682
Expenses:
Commission expenses	-	1,378	178
Compensation and benefits	4,883	6,858	879
Advertising and marketing	45	4,500	577
Depreciation	1,304	3,02	39
General and administrative	3,845	5,826	748
Total expenses	10,077	18,864	2,421

Income from operations	13,830	25,442	3,261
Other income, net	539	268	34
Income before income taxes	14,369	25,710	3,295
Income tax expense	2,301	4,237	543
Net income	12,068	21,473	2,752

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Revenues

Revenues comprised:

	For the year ended December 31,
	2020	2021
	HKD’000	HKD’000
Commission and handling fee
Securities brokerage commission and handling fee	210	3,227
Underwriting commission	9,104	7
Placing commission	12,970	33,021
	22,284	36,255
Asset management fee
Fund subscription and management fee	99	2,897
	99	2,897
Interest income
Margin financing	1,473	4,818
IPO financing	51	336
	1,524	5,154

Total revenues	23,907	44,306

Securities brokerage commission and handling fee represented commission income earned for executing and/or clearing trades of securities that are charged at a fixed rate for each transaction customer executed through the internet, mobile app and our customer hotline and handling fee charged for each transaction. A significant increase in securities brokerage commission and handling fee of HK$3,017,000 (US$387,000) or approximately 1,436.7% from HK$210,000 for the year ended December 31, 2020 to HK$3,227,000 (US$415,000) for the year ended December 31, 2021 was mainly attributable to an increase in margin loans extended to customers over the year so as to induce customers to trade securities more frequently.

Underwriting and placing commissions represented commission earned from underwriting and placing equities and other securities to the public. Underwriting commission decreased significantly by HK$9,097,000 (US$1,166,000) or approximately 99.9% from HK$9,104,000 for the year ended December 31, 2020 to HK$7,000 (US$897) for the year ended December 31, 2021 because there was no IPO underwritten by the Company for the year ended December 31, 2021 and as a result, almost no commission was earned in 2021. Placing commission increased significantly from HK$12,970,000 for the year ended December 31, 2020 to HK$33,021,000 (US$4,234,000) for the year ended December 31, 2021, by HK$20,051,000 (US$2,571,000) or 154.6% due to the significant increase in number of bond placements resulting in increased placing commission earned over the year.

Fund subscription and management fee represented revenue generated in connection with our fund management services rendered to customers and included subscription fee charged to customers for subscription of funds. An increase in asset management fee from HK$99,000 for the year ended December 31, 2020 to HK$2,897,000 (US$371,000) for the year ended December 31, 2021, by HK$2,798,000 (US$359,000) or approximately 2,826.3% mainly resulted from the increase in discretionary fund management customers and the increase in assets under our management of HK$216,080,000 (US$27,704,000) or approximately 1,159.5% from HK$18,635,000 as of December 31, 2020 to HK$234,715,000 (US$30,093,000) as of December 31, 2021.

Interest income generated from margin financing increased by HK$3,345,000 (US$429,000) or approximately 227.1% from HK$1,473,000 for the year ended December 31, 2020 to HK$4,818,000 (US$618,000) for the year ended December 31, 2021 because of the increase in margin loans extended to our customers of HK$48,743,000 (US$6,249,000) or approximately 210.5% from HK$23,151,000 as of December 31, 2020 to HK$71,894,000 (US$9,218,000) as of December 31, 2021.

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Interest income generated from IPO financing represented interest income earned from IPO loans extended to customers for IPO subscriptions. This interest income increased significantly by HK$285,000 (US$37,000) or approximately 558.8% from HK$51,000 for the year ended December 31, 2020 to HK$336,000 (US$43,000) for the year ended December 31, 2021 because of the increase in Hong Kong IPO cases and the size of public offerings over the year.

Operating expenses

Operating expenses were:

	For the year ended December 31,
	2020	2021
	HK$’000	HK$’000
Commission expenses	-	1,378
Compensation and benefits	4,883	6,858
Advertising and marketing	45	4,500
Depreciation	1,304	302
General and administrative	3,845	5,826
Total operating expenses	10,077	18,864

Commission expenses represented fees paid and payable to broker-dealers when we execute a trading order to an exchange market through these broker-dealers. Commission expenses accounted for nil% and 3.1% of our revenue for the years ended December 31, 2020 and 2021, respectively. An increase of commission expenses from HK$ nil (US$ nil) for the year ended December 31, 2020 to HK$1,378,000 (US$178,000) for the year ended December 31, 2021 was primarily because there was a commission paid to broker-dealers for IPO subscriptions in 2021 whereas there was no such commission in 2020 .

Compensation and benefits represented the salaries, performance based discretionary bonuses and contribution to mandatory provident fund paid for the Company’s staff. Compensation and benefits accounted for 20.4% and 15.5% of our revenue for the years ended December 31, 2020 and 2021, respectively and increased by HK$1,975,000 (US$253,000) or approximately 40.4% from HK$4,883,000 for the year ended December 31, 2020 to HK$6,858,000 (US$879,000) for the year ended December 31, 2021 due to an increase in number of the Company’s staff, especially more responsible officers with higher compensation, to cope with the Company’s business expansion in 2021.

Advertising and marketing mainly consisted of advertising, promotion and marketing expenses to build up the Company’s brand recognition and awareness. Advertising and marketing accounted for 0.2% and 10.2% of our revenue for the years ended December 31, 2020 and 2021, respectively. The increase in advertising and marketing of HK$4,455,000 (US$571,000) or approximately 9,900.0% was mainly because during the year ended December 31, 2021, the Company engaged marketing companies for promotion, brand building and sourcing potential customers to the Company. In return, the marketing company charged the Company a fixed fee of HK$4,500,0000 (US$577,000). There was no such marketing fee for the year ended December 31, 2020 because the Company was in the progress of planning its developing direction so no such marketing cost incurred. All services were provided within 2021.

General and administrative included entertainment expenses, office supplies and upkeep expenses, legal and professional fees, and other miscellaneous administrative expenses. General and administrative accounted for 16.1% and 13.1% of total revenue for the years ended December 31, 2020 and 2021, respectively. These expenses increased by HK$1,981,000 (US$254,000) or approximately 51.5% because of the increase in IT and business entertainment expenses over the year.

Income from operations

Income from operations for the years ended December 31, 2020 and 2021 were HK$13,830,000 and HK$25,442,000 (US$3,261,000) respectively. Income from operations increased by HK$11,612,000 (US$1,489,000) or approximately 85.9% primarily because of the increase in revenues of HK$20,399,000 (US$2,615,000) that was offset by the increase in total operating expenses of HK$8,787,000 (US$1,126,000).

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Income tax expense

Cayman Islands and British Virgin Islands

The Company and its subsidiaries, Plutus IH Group and Plutus IH Int’l are domiciled in the Cayman Islands and the British Virgin Islands, respectively. Both localities currently enjoy permanent income tax holidays; accordingly, the Company, Plutus IH Group and Plutus IH Int’l do not accrue for income taxes.

Hong Kong

Under the Inland Revenue Ordinance of Hong Kong, only profits arising in or derived from Hong Kong are chargeable to Hong Kong profits tax, whereas the residence of a taxpayer is not relevant. Therefore, the Company’s operating subsidiaries, namely Plutus Securities and Plutus Asset Management, are generally subject to Hong Kong income tax on its taxable income derived from the trade or businesses carried out by them in Hong Kong.

The income tax provision consists of the following components:

	2020 HK$’000	2021 HK$’000
Current tax	1,530	4,209
Deferred tax	771	28
Total	2,301	4,237

A reconciliation of the provision for income taxes determined at the Hong Kong statutory income tax rate to the Company’s effective income tax rate is as follows:

	2020 HK$’000	2021 HK$’000
Income before tax expense	14,369	25,710

Tax at Hong Kong statutory tax rate of 16.5%	2,371	4,242
Reconciling items:
Tax effect of temporary difference	11	14
Tax effect of non-taxable income	(85)	(27)
Tax effect of unrecognized tax losses	4	8
Income tax expense	2,301	4,237

Liquidity and Capital Resources

Prior to this offering, our principal sources of liquidity to finance our operating activities are come from shareholders’ contribution. As of December 31, 2021, we had HK$12,611,000 (US$1,617,000) cash and cash equivalents and HK$4,164,000 (US$534,000) cash segregated for regulatory purpose.

We believe that our current cash and cash equivalents and cash segregated for regulatory purpose and our anticipated cash flows from operations will be sufficient to meet our cash needs for general corporate purposes for at least the next 12 months. After this offering, we may decide to enhance our liquidity position or increase our cash reserve for future operations and business expansion through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders.

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Regulatory Capital Requirements

Subject to certain exemptions specified under the Securities and Futures (Financial Resources) Rules of Hong Kong (the “HK Financial Resources Rules”), two of our wholly owned Hong Kong subsidiaries, Plutus Securities and Plutus Asset Management are required to maintain minimum paid-up share capital and required liquid capital in accordance with the HK Financial Resources Rules as follows:

Company	Type of regulated activities	Minimum amount of paid-up capital	Required liquid capital
		(HK$)	(HK$)
Plutus Securities	Type 1	10,000,000	3,000,000
Plutus Asset Management	Type 4 and 9	5,000,000	3,000,000

As of December 31, 2020 and 2021, Plutus Securities and Plutus Asset Management were in compliance with their respective regulatory capital requirements.

Cash Flows

Years Ended December 31, 2020 and 2021

	2020 HK$’000	2021 HK$’000
Net cash used in operating activities	(3,616)	(17,752)
Net cash used in investing activities	(18)	-
Net cash provided by financing activities	8,000	2,927
Cash at beginning of year	27,234	31,600
Cash at end of year	31,600	16,775

We had a balance of cash and cash equivalents of HK$12,611,000 (US$1,617,000) as of December 31, 2021, compared with a balance of HK$17,314,000 as of December 31, 2020.

Cash Flows in Operating Activities – Fiscal Years Ended December 31, 2020 and 2021

Net cash used in operating activities was HK$3,616,000 for the year ended December 31, 2020 as compared to net income after income taxes and adjustments of depreciation of HK$13,372,000 for the year ended December 31, 2020. The difference was mainly due to (i) an increase in loans to customers of HK$29,594,000; (ii) a decrease in receivables from customers and broker-dealers of HK$3,700,000; (iii) an increase in payables to customers and clearing organizations of HK$10,349,000; (iv) a repayment to related parties of HK$3,454,000; and (v) an increase in taxes payable of HK$1,530,000.

Net cash used in operating activities was HK$17,752,000 (US$2,276,000) for the year ended December 31, 2021 as compared to net income after income taxes and adjustments of depreciation of HK$21,775,000 (US$2,791,000) for the year ended December 31, 2021. The difference was primarily attributable to (i) an increase in loans to customers of HK$42,300,000 (US$5,423,000); (ii) an increase in receivables from customers and broker-dealers of HK$1,598,000 (US$205,000); (iii) a decrease in payables to customers and clearing organizations of HK$5,006,000 (US$642,000); (iv) an increase in accruals and other current liabilities of HK$5,097,000 (US$655,000); and (v) an increase in taxes payable of HK$4,207,000 (US$539,000).

Cash Flows in Investing Activities – Fiscal Years Ended December 31, 2020 and 2021

For the year ended December 31, 2020, there was a purchase of property, plant and equipment of HK$18,000 whereas there was no such purchase for the year ended December 31, 2021.

Cash Flows in Financing Activities – Fiscal Years Ended December 31, 2020 and 2021

For the year ended December 31, 2020, there was proceeds received from shareholder’s contribution of HK$8,000,000.

For the year ended December 31, 2021, cash provided by financing activities of HK$2,927,000 (US$375,000) was primarily attributable to proceeds received from shareholder’s contribution of HK$33,477,000 (US$4,292,000) and repayment from a related party of HK$5,475,000 (US$702,000) which were offset by advance to a related party of HK$36,025,000 (US$4,619,000).

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Analysis of Items with Major Changes on the Consolidated Balance Sheets

As of December 31, 2020 and 2021

(Amount in thousands, except share and per share data, or otherwise noted)

	As of December 31,
	2020	2021	2021
	HKD’000	HKD’000	US$’000
Assets
Current assets:
Cash and cash equivalents	17,314	12,611	1,617
Cash segregated for regulatory purpose	14,286	4,164	534
Loans to customers	20,849	63,209	8,104
Loans to customers - related parties	8,745	8,685	1,114
Receivables from:
Customers	1,530	3,079	395
Broker-dealers	292	341	44
Prepaid expenses and other current assets	480	507	65
Amount due from related parties	721	30,398	3,897
Total current assets	64,217	122,994	15,770
Non-current assets:
Property, plant and equipment, net	340	38	5
Right-of-use assets	2,512	1,172	150
Intangible asset	600	600	77
Deferred tax assets	357	329	43
Refundable deposit	205	205	26
Total non-current assets	4,014	2,344	301
TOTAL ASSETS	68,231	125,338	16,071

Liabilities and Stockholders’ Equity
Current liabilities:
Payables to:
Customers	10,549	4,573	586
Customers - related parties	985	730	94
Clearing organizations	1,210	2,435	312
Accruals and other current liabilities	121	5,218	669
Amount due to a related party	801	-	-
Lease liabilities - current	1,455	1,172	150
Income taxes payable	1,530	5,737	736
Total current liabilities	16,651	19,865	2,547

Non-current liability:
Lease liabilities - non-current	1,057	-	-
Total non-current liability	1,057	-	-
TOTAL LIABILITIES	17,708	19,865	2,547

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Cash and cash equivalents

Cash and cash equivalents consisted of funds deposited with banks, which are highly liquid and are unrestricted as to withdrawal or use. The balance of cash and cash equivalents decreased from HK$17,314,000 as of December 31, 2020 to HK$12,611,000 (US$1,617,000) as of December 31, 2021 primarily as a result of an increase in margin loans extended to customers over the year.

Cash segregated for regulatory purpose represented the amount of cash deposited by our customers that have been segregated as required by the rules mandated by the SFC. A corresponding payable to customers is recorded upon receipt of the cash from the customer. Cash segregated for regulatory purpose decreased from HK$14,286,000 as of December 31, 2020 to HK$4,164,000 (US$534,000) as of December 31, 2021 primarily because of the reduction in idle cash kept by customers on their securities accounts. The decrease in cash segregated for regulatory purpose was in line with the decrease in payables to customers over the year.

Loans to customers

Loans to customers consist of the following:

	As of December 31,
	2020	2021
	HKD’000	HKD’000

Margin loans	23,151	71,894
IPO loans	6,443	-
	29,594	71,894

Margin loans to customers increased from HK$23,151,000 as of December 31, 2020 to HK$71,894,000 (US$9,218,000) as of December 31, 2021 because the Company extended more margin loans to customers so as to induce customer’s trading of securities and generate more securities brokerage commission and margin loan interest income.

As of December 31, 2020, there was IPO loans to customers of HK$6,443,000 whereas there was no such loan as of December 31, 2021.

Balances with related parties

Nature of relationships with related parties

Name	Relationship
Mr. Zhao	Chairman and Executive Director of the Company
Mr. Ting Kin Cheung (“Mr. Cheung”)	Chief Executive Officer and Executive Director of the Company
Mr. Chin Hung Wong (“Mr. Wong”)*	Former Executive Director of Plutus Securities and Plutus Asset Management
Mr. Wie Hon Tan (“Mr. Tan”)	Executive Director of Plutus Securities and Plutus Asset Management
Aurum Hill Limited	Entity controlled by management of the Company
Plutus Guardians Fund SPC (“Fund SPC”) and its subsidiaries	Entity of which Plutus Asset Management holds management share

* Mr. Wong resigned as Executive Director of Plutus Securities and Plutus Asset Management in April 2022.

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Balances with related parties

	As of December 31,
	2020	2021
	HKD’000	HKD’000
Loans to customers:
Mr. Cheung	-	6,080
Mr. Wong	387	956
Mr. Tan	-	156
Aurum Hill Limited	8,358	1,493

Payable to customers:
Mr. Zhao	561	709
Mr. Cheung	424	21

Amounts due from related parties:
Mr. Zhao	-	29,749
Fund SPC and its subsidiaries	721	649

Amount due to a related party:
Mr. Zhao	801	-

Transactions with related parties

	For the year ended December 31,
	2020	2021
	HKD’000	HKD’000
Interest income:
Mr. Cheung	-	321
Aurum Hill Limited	237	225

Amounts due from related parties and to a related party were unsecured, non-interest bearing and repayable on demand. These balances were non-trade in nature.

Property, plant and equipment

Property, plant and equipment, net, consisted of the following:

	As of December 31, 2020 HK$’000	As of December 31, 2021 HK$’000
Leasehold improvements	2,260	2,260
Office equipment	531	531
Sub-total	2,791	2,791
Less: Accumulated depreciation	(2,451)	(2,753)
Property, plant and equipment, net	340	38

Depreciation expense was approximately HK$1,304,000 and HK$302,000 (US$39,000) for the years ended December 31, 2020 and 2021, respectively.

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Payable to customers and clearing organizations

Payable to customers and clearing organizations represented payables related to the Company’s customer trading activities, which included the cash deposits received by the Company from customers to cover their trading positions, clearing house payables due on pending trades and payable on demand, as well as the bank balances held for regulatory purpose. Payable to customers and clearing organizations decreased by HK$5,006,000 (US$642,000) or approximately 39.3%, from HK$12,744,000 as of December 31, 2020 to HK$7,738,000 (US$992,000) as of December 31, 2021. Payable to customers and clearing organizations varies daily depending on various factors, including the daily trading volume, net buy/sell transactions, frequency of transactions on each specific day and daily cash positions kept by customers on their securities account. The change of these factors from the value as of December 31, 2020 to the value as of December 31, 2021 was mainly due to such daily fluctuations.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 of our consolidated financial statements included elsewhere in this prospectus.

INDUSTRY

Overview of Financial and Wealth Management Industry in Hong Kong

This section contains information from the Industry Information Sheet commissioned by us and prepared by Frost & Sullivan, to provide information regarding our industry and our market position in Hong Kong.

Background of financial and wealth management industry in Hong Kong

The financial and wealth management business in Hong Kong is mainly operated by licensed corporations (the “LCs”) and registered institutions (the “RIs”), and mainly provides (i) securities dealing and brokerage services; (ii) placing and underwriting services; (iii) asset management and fund advisory services; and (iv) investment and corporate finance advisory services.

a) Securities dealing and brokerage services

The provision of securities dealing and brokerage services in Hong Kong is regulated by the Securities and Futures Commission of Hong Kong (the “SFC”) and constitutes Type 1 (dealing in securities) (“Type 1”) regulated activity under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”). The companies engaged in such services provide securities dealing and brokerage services for securities involving stocks, derivatives and debt instruments in returns for the brokerage commission fees.

b) Placing and underwriting services

The provision of placing and underwriting services in Hong Kong is regulated by the SFC and constitutes Type 1 regulated activity under the SFO. The companies engaged in such services are generally the underwriter, sub-underwriter, placing agent or sub-placing agent for the fund-raising exercises, including but not limited to the initial public offerings (the “IPO(s)”), rights issues, placing of new shares, unlisted debt and derivatives securities, in return for underwriting or placing commission income.

c) Asset management and fund advisory services

The provision of asset management and fund advisory services in Hong Kong is regulated by the SFC and generally constitutes Types 4 (advising on securities) (“Type 4”), Type 5 (advising on futures contracts) (“Type 5”) and/or Type 9 (asset management) (“Type 9”) regulated activities under the SFO. The companies engaged in such services mainly act as investment managers and/or investment advisors of funds to manage and/or advise the portfolio of funds and managed accounts in returns for asset management fees and/or advisory fees. They may also provide fund administration services in return for administrative fees.

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d) Investment and corporate finance advisory services

(i)	Investment advisory service

The provision of investment advisory services in Hong Kong is regulated by the SFC and generally constitutes Type 4 and/or Type 5 regulated activities under the SFO. The companies engaged in such services mainly (i) advise on clients’ investment portfolios, investment strategy and asset allocation; (ii) identify potential investment or divestment opportunities for the clients; (iii) provide evaluation services such as performing due diligence and valuation on investment to the clients; and (iv) provide financing solutions or divestment opportunities based on their investment objectives and funding requirements.

(ii)	Corporate finance advisory service

The provision of corporate finance advisory services in Hong Kong is regulated by the SFC and generally constitutes Type 6 (advising on corporate finance) (“Type 6”) regulated activity under the SFO. The companies engaged in such services offer services including (i) advising on transactions or compliance matters under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “HKEx”) or the Hong Kong Code on Takeovers and Mergers issued by the SFC in the capacity of financial advisers; (ii) giving opinions or recommendations to the independent board committee and the independent shareholders of listed issuers in the capacity of independent financial advisers; (iii) acting as compliance advisers to listed companies in Hong Kong; and (iv) acting as sponsors to the IPOs and listings of shares of companies on The Stock Exchange of Hong Kong Limited in return for advisory fee income.

Market size by revenue of the establishments engaged in the financial and wealth management industry in Hong Kong

The table of the market size by revenue of the establishments engaged in the financial and wealth management industry in Hong Kong by market segment from 2016-2026E is as follows:

Market Segment	Market share by revenue in 2021	Revenue in 2016 (HK$ billion)	Revenue in 2021 (HK$ billion)	Expected Revenue in 2022 (HK$ billion)	Expected Revenue in 2026 (HK$ billion)	CAGR 2016-2021	CAGR 2022E-2026E
Asset management and fund advisory services	37.4%	58.2	114.0	132.1	226.9	14.4%	14.5%
Securities dealing and brokerage services	35.1%	64.2	107.1	119.4	188.2	10.8%	12.0%
Placing and underwriting services	16.2%	36.6	49.5	53.1	66.6	6.2%	5.8%
Investment and corporate finance advisory services	3.0%	5.3	9.1	10.4	15.7	11.4%	10.8%
Others	8.3%	14.8	25.2	29.2	45.1	11.2%	11.5%
Total Market	100.0%	179.1	304.9	344.2	542.5	11.2%	12.0%

Source: Frost & Sullivan

The market size by revenue of the establishments engaged in the financial and wealth management industry in Hong Kong has grown greatly from approximately HK$179.1 billion (approximately US$23.0 billion) in 2016 to approximately HK$304.9 billion (approximately US$39.1 billion) in 2021, representing a CAGR of approximately 11.2% from 2016 to 2021, which was attributable to the strong market performance and the global economic recovery during the past year. In 2021, approximately 37.4% and 35.1% of aforesaid revenue were arisen from the asset management and fund advisory services and securities dealing and brokerage services, respectively. Placing and underwriting services and investment and corporate finance advisory services accounted for approximately 16.2% and 3.0%, respectively, while the others represented for approximately 8.3% of the total market revenue of the financial and wealth management industry in Hong Kong in 2021. The market size by revenue is expected to increase from approximately HK$344.2 billion (approximately US$44.1 billion) in 2022 to approximately HK$542.5 billion (approximately US$69.6 billion) in 2026, at a CAGR of approximately 12.0% from 2022 to 2026, which is expected to be benefited from the continuous government support on this industry and the offering of diversified products and services in multiple currencies and multiple levels to meet the various demands of both local and international investors. The asset management and fund advisory services and the securities dealing and brokerage services are expected to continue to dominate this market in 2026, at approximately HK$226.9 billion (approximately US$29.1 billion) and approximately HK$188.2 billion (approximately US$24.1 billion), respectively.

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Number of licensed corporations, registered institutions, responsible/approved officers and representatives carrying out Type 1, Type 4 and Type 9 regulated activities under the SFO in Hong Kong

The table of the number of LCs, RIs, responsible/approved officers and licensed representatives carrying out each of Type 1, Type 4 and Type 9 regulated activities under the SFO in Hong Kong for the period from 2014 to 2021 is as follows:

Type 1	2014	2015	2016	2017	2018	2019	2020	2021

LCs	973	1,024	1,129	1,247	1,350	1,430	1,448	1,487
RIs	117	118	121	119	117	114	112	111
Responsible/ approved officers	3,284	3,434	3,770	4,163	4,625	4,894	5,022	5,119

Licensed representatives	24,656	25,765	25,866	26,309	27,008	27,225	26,755	27,843

Total	29,030	30,341	30,886	31,838	33,100	33,663	33,337	34,560

Type 4	2014	2015	2016	2017	2018	2019	2020	2021

LCs	928	987	1,131	1,291	1,445	1,602	1,700	1,773
RIs	93	96	97	96	93	92	93	95
Responsible/ approved officers	2,569	2,745	3,123	3,513	4,061	4,415	4,710	4,905

Licensed representatives	9,603	10,462	11,018	11,834	13,054	13,957	14,278	15,382

Total	13,193	14,290	15,369	16,734	18,653	20,066	20,781	22,155

Type 9	2014	2015	2016	2017	2018	2019	2020	2021

LCs	1,031	1,135	1,300	1,477	1,643	1,808	1,878	1,979
RIs	43	42	40	36	35	36	36	37
Responsible/ approved officers	2,501	2,751	3,177	3,576	4,101	4,435	4,620	4,855

Licensed representatives	5,228	5,821	6,366	6,954	7,588	8,251	8,454	8,931

Total	8,803	9,749	10,883	12,043	13,367	14,530	14,988	15,802

Source: SFC

It is expected that the number of LCs, responsible/approved officers and licensed representatives carrying out each of Type 1, Type 4 and Type 9 regulated activities under the SFO is likely to increase steadily due to the sustained growth of financial and wealth management industry. The number of RIs carrying out each of Type 1, Type 4 and Type 9 regulated activities under the SFO is likely to remain stable as RIs are generally authorized financial institutions including licensed banks, restricted licensed banks and deposit-taking companies.

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a) Securities dealing and brokerage services in Hong Kong

The tables of the total annual trading turnover and average daily trading turnover of the securities on the Hong Kong stock exchange market for the period from 2014 to 2020 are as follows:

Source: HKEx

Source: HKEx

The total annual trading turnover and average daily trading turnover of the securities on the Hong Kong stock exchange market grew from approximately HK$17,155,730.3 million (approximately US$2,199,452.6 million) and approximately HK$69,456.4 million (approximately US$8,904.7 million) in 2014 to approximately HK$32,110,147.9 million (approximately US$4,116,685.6 million) and approximately 129,476.4 million (approximately US$16,599.5 million) in 2020, representing CAGRs of approximately 11.0% and 10.9%. The total annual trading turnover and average daily turnover of the securities on the Hong Kong stock exchange market increased to approximately HK$26,090,621.6 million (approximately US$3,344,951.5 million) and approximately HK$105,630.1 million (approximately US$13,542.3 million) in 2015, which was mainly attributable to a number of Chinese enterprises proceed with their IPO and other fund-raising activities on the Hong Kong stock exchange market as a result of the crash of China’s stock market. The total annual trading turnover and average daily turnover of the securities on the Hong Kong stock exchange market dropped to approximately HK$16,396,425.0 million (approximately US$2,102,105.8 million) and approximately HK$66,924.2 million (approximately US$8,580.0 million) in 2016. Such downturn was attributable to the reduced levels of market activities as a result of RMB depreciation and Fed interest-rate hike. Following the launch and implementation of Shenzhen-Hong Kong Stock Connect in December 2016, the total annual trading turnover and average daily turnover of the securities on the Hong Kong stock exchange market improved to approximately HK$26,422,762.1 million (approximately US$3,387,533.6 million) and approximately HK$107,409.6 million (approximately US$13,770.5 million) in 2018. In 2019, the Hong Kong economy softened due to the global economic downturn, U.S.-China trade tension and local social incidents, which led the total annual trading turnover and average daily turnover of the securities on the Hong Kong stock exchange market decreased to approximately HK$21,440,049.2 million (approximately US$2,748,724.3 million) and approximately HK$87,154.7 million (approximately US$11,173.7 million). However, even though the outbreak of COVID-19 pandemic which adversely hit the Hong Kong economy in 2020, the Hong Kong stock market remained strong and active and the total annual trading turnover and average daily turnover of the securities on the Hong Kong stock exchange market increased to approximately HK$32,110,147.9 million (approximately US$4,116,685.6 million) and approximately HK$129,476.4 million (approximately US$16,599.5 million) in 2020.

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According to The Stock Exchange of Hong Kong Limited, there were 700 Exchange Participants in the Stock Exchange and 195 Exchange Participants in the Futures Exchange as of 31 December 2020. HKEX Participants are divided into 3 categories: ‘‘A’’, ‘‘B’’ and ‘‘C’’. Category A consists of the top 14 brokerage firms by transaction size, while Category B refers to the participants ranked from 15 to 65. The remaining participants in the market are grouped in Category C. The brokerage services market in Hong Kong is relatively consolidated and dominated by certain Category A firms, with Category A participants accounting for 58.15% of the total market turnover in 2020, while Category B participants accounted for a share of approximately 34.50% of the total market turnover in the same year.

b) Placing and underwriting services in Hong Kong

The table of the total equity fund raised from IPO and Post-IPO on the Hong Kong stock market for the period from 2014 to 2020 is as follows:

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Source: HKEx

The table of the total number of new listings on the Hong Kong stock market for the period from 2014 to 2020 is as follows:

Source: HKEx

Hong Kong has been the top IPO venue globally in 2015, 2016, 2018 and 2019, with a total of 138, 126, 218 and 183 IPOs raising approximately HK$263.1 billion (approximately US$33.7 billion), approximately HK$195.3 billion (approximately US$25.0 billion), approximately HK$288.0 billion (approximately US$36.9 billion) and approximately HK$314.2 billion (approximately US$40.3 billion), respectively. The equity fundraising through post-IPO in Hong Kong was very active in 2014 and 2015, but subsequently fell significantly from approximately HK$852.6 billion (approximately US$109.3 billion) in 2015 to approximately HK$294.7 billion (approximately US$37.8 billion) in 2016 and further decreased to approximately HK$140.0 billion (approximately US$18.0 billion) in 2019, then rebounded to approximately HK$346.8 billion (approximately US$44.5 billion) in 2020. The large number of listed and newly listed companies on the Hong Kong stock market has created huge demands for the placing and underwriting services in Hong Kong.

c) Asset management and fund advisory services in Hong Kong

The table of the market size by AUM of asset management and fund advisory sector (excluding real estate investment trusts (“REITs”) in Hong Kong from 2016-2026E is as follows:

	Market share by AUM in 2021	AUM in 2016 (HK$ billion)	AUM in 2021 (HK$ billion)	Expected AUM in 2022 (HK$ billion)	Expected AUM in 2026 (HK$ billion)	CAGR 2016-2021	CAGR 2022E-2026E
LCs- Asset Management	79.8%	12,553.0	22,675.9	29,123.3	51,971.7	12.6%	15.6%

Insurance Companies (“ICs”) - Asset Management	4.9%	514.0	1,383.0	1,631.9	3,410.1	21.9%	20.2%

Ris - Asset Management	6.1%	956.0	1,745.1	1,998.1	3,682.2	12.8%	16.5%

LCs - Fund Advisory	9.2%	1,198.0	2,625.2	3,100.4	6,243.8	17.0%	19.1%

Total Market	100.0%	15,221.0	28,429.2	35,853.7	65,307.8	13.3%	16.2%

The market size by AUM of the asset management and fund advisory sector (excluding REITs) in Hong Kong increased rapidly from approximately HK$15,221.0 billion (approximately US$1,951.4 billion) in 2016 to approximately HK$28,429.2 billion (approximately US$3,644.8 billion) in 2021, representing a CAGR of 13.3% from 2016 to 2021, which was attributable to global economy recovery and the launch of Shanghai-Hong Kong Stock Connect, Shenzhen-Hong Kong Stock Connect and Bond Connect over the past year. Moving forward, driven by the economic growth and the growing development in diversified financial products including the green financing and green bonds and technology to support the development of the Greater Bay Area, the market size by AUM of the asset management and fund advisory sector (excluding REITs) in Hong Kong is expected reach approximately HK$65,307.8 billion (approximately US$8,372.8 billion) in 2026, representing a CAGR of approximately 16.2% from 2022 to 2026.

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d) Investment and corporate finance advisory services in Hong Kong

The provision of investment advisory service in Hong Kong is regulated by the SFC and generally constitutes Type 4 and/or Type 5 regulated activities under the SFO. At the end of 2021, there were 1,773 LCs and 95 RIs engaged in Type 4 regulated activity and 183 LCs and 6 RIs engaged in Type 5 regulated activity under the SFO, respectively. The provision of corporate finance advisory service in Hong Kong generally constitutes Type 6 regulated activity under the SFO. At the end of 2021, there were 326 LCs and 31 RIs engaged in Type 6 regulated activity under the SFO, respectively. The revenue from investment and corporate advisory services has grown from approximately HK$5.3 billion (approximately US$0.7 billion) in 2016 to approximately HK$9.1 billion (approximately US$1.2 billion) in 2021, representing a CAGR of approximately 11.4% from 2016 to 2021. It was driven by the rapid growth of the social economy and wealth in Hong Kong during the past few years. The revenue from investment and corporate advisory service is expected to increase from approximately HK$10.4 billion (approximately US$1.3 billion) in 2022 to approximately HK$15.7 billion (approximately US$2.0 billion) in 2026, at a CAGR of approximately 10.8% from 2022 to 2026, as a result of the continuous GDP growth of Hong Kong and the increasing wealth from many Asian countries especially China over the next few years.

Market drivers and opportunities of the financial and wealth management industry in Hong Kong

(i)	Market connections with China

Hong Kong is the unique intersection connecting China’s capital market and global capital markets. It brings global liquidity to China’s capital market and offers investment opportunities for Chinese investors who are seeking for global diversification. To improve the development of capital markets in China and Hong Kong, Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect were launched in 2014 and 2016, respectively, which have been an important milestone of mutual access between capital markets between Hong Kong and China. Bond Connect was also launched in July 2017 and allowed overseas/Chinese investors to trade in each other’s bond markets through a market infrastructure linkage in Hong Kong, which enabled Hong Kong financial market to become the first choice for overseas and Chinese investors to proceed for their financial and wealth management and fund advisory service. As of December 2020, Bond Connect has attracted 75 out of the top 100 global asset management companies and 2,353 international investors from 34 jurisdictions.

In June 2020, the Hong Kong Monetary Authority (the “HKMA”), the People’s Bank of China and the Monetary Authority of Macao jointly announced the launch of a two-way cross-boundary wealth management connect pilot scheme in the Guangdong-Hong Kong-Macao Greater Bay Area, which marked another important milestone for the China’s capital account liberalization after the Stock Connect and Bond Connect schemes and represented a major breakthrough in Hong Kong’s offshore RMB business development, and a significant step forwards to strengthen closer financial and business connections with China.

(ii)	Offshore RMB Centre and fund-raising hub

Hong Kong has the world’s largest offshore RMB pool and functioned as a global hub for offshore RMB business. Since 2004, Hong Kong banks have been allowed to provide personal RMB business. With the introduction of the Pilot Scheme for Settlement of Cross-border Trade in Renminbi in 2009 and the expansion of the scheme in July 2010, a wide spectrum of RMB services is provided to corporate customers, including RMB certificate of deposits, RMB bonds and trade finance. Hong Kong plays an important role in the mainland’s external trade settlement, processing over 70% of the world’s RMB payment transactions, making Hong Kong the largest offshore RMB centre globally. It allows businesses to take advantage of the diversity and liquidity of Hong Kong’s RMB market and facilitate business co-operation with Chinese companies. Being the key financial and capital market in Asia, Hong Kong’s financial institutions are well positioned to capture opportunities on capital raising and deal making in the region, especially with China’s Belt and Road Initiative (the “BRI”) and the development of the Greater Bay Area. Financing demand, including green financing and green bonds, will continue to increase as more and more infrastructure projects are commenced under the BRI. It is expected that Hong Kong will continue to play a prominent role in raising capital, particularly in IPOs, bond issuance and the private equity sector. The value of SFC-authorised RMB investment products increased from approximately RMB 70 billion on 31 March 2016 to approximately RMB204 billion on 31 March 2021. The total market capitalisation of RMB-denominated SFC-authorised Exchange Traded Funds invested onshore through RMB Qualified Foreign Institutional Investors, Stock Connect, Bond Connect and China Interbank Bond Market increased from approximately US$4,726 million on 31 March 2016 to approximately US$8,325 million on 31 March 2021.

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(iii)	Increasing investing demand from financial and wealth management activities

The increasing number of new listings on the Hong Kong stock market and other fund-raising activities has created more demands for the investment and corporate financial advisory services and placing and underwriting services in Hong Kong. After decades of development, the Hong Kong capital market has a mature system of market operation rules and allows the use of the diversified financial instruments in M&A and other financing activities to be conducted conveniently. In order to become more desirable for emerging and innovative enterprises, Hong Kong’s listing platform have been transformed and the new listing regime was launched on 30 April 2018, when the HKEx added three new chapters to the Main Board Listing Rules and made consequent changes to the current Rules. These include providing the listing of “new economy” companies with weighted voting rights structures and the introduction of pre-revenue biotechnology companies. The listing reform allows Hong Kong to capitalize on the opportunities of emerging technology companies and accelerate the development of the new economy sector. In the longer term, it will help to inject new knowledge on emerging and innovative businesses into the investor community, including business models and technologies. In 2020, 51 New Economy companies went public in Hong Kong, accounting for more than 60% of total fundraising during the year. In the same year, 23 healthcare companies completed their IPOs in Hong Kong, raising a total of HK$98 billion, including 14 pre-revenue companies which together raised a total of HK$40 billion. In January 2022, the HKEx announced new rules to create a listing regime for special purpose acquisition companies (the “SPACs”) and is fully focused on making Hong Kong’s markets internationally attractive, competitive and diversified, in order to continue to build Hong Kong’s reputation as the region’s premier capital-raising market, reinforcing its global role as a world-leading international financial centre. Accordingly, the financial activities in Hong Kong (including placing and underwriting services and the investment and corporate financial advisory services) are expected to continue to be active compared to the other jurisdictions which are not open and transparent as Hong Kong. In addition, with the steady economic growth and the rapid growth of high-net-worth individuals (the number of which in Hong Kong and China rapidly increased from approximately 148,000 and approximately 1,129,000 in 2016 to approximately 206,000 and approximately 1,633,000 in 2021, and are expected to reach approximately 324,000 and approximately 2,820,000 by 2026, respectively), family offices and private and listed corporations in Hong Kong, it causes the surging demand for the investment and corporate finance advisory services and asset management and fund advisory services, contributing to the growth of the securities dealing and brokerage services in Hong Kong.

(iv)	Increasing focus on ultra-high net worth client bases

The steady economic growth and rising level of household income are driving the wealth accumulation of Hong Kong and Mainland China residents. The numbers of ultra-high net worth individuals (individuals who have a net worth of over US$30 million) in Hong Kong and Mainland China also rapidly increased from approximately 3,200 and approximately 37,500 in 2016, respectively, to approximately 6,100 and approximately 93,900 in 2021, respectively, and are expected to reach approximately 7,600 and approximately 133,500 by 2026, respectively. There is an increasing trend of leading and large-scale financial and wealth management service providers shifting their business focus to ultra-high net worth clients from midmarket clients, which motivate these leading and large-scale players to enhance their service capability for expanding their ultra-high net worth client bases, while provide an opportunity to other small to mid-scale market players to increase their market share and acquire high net worth clients in the mid-market segment in Hong Kong.

(v)	Diversified financial products and services

New financial products and financial instruments keep spring up in the financial and wealth management market of Hong Kong, including the equity securities, debt securities, different types of trusts, funds and structured products. In the upcoming years, there will be more options for investment fund vehicles to meet the greater demands for more diversified products and services of both local and international investors in the financial and wealth management industry in Hong Kong.

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Market challenges of the financial and wealth management industry in Hong Kong

(i)	Hong Kong is challenged by the slowdown of the real economy

The trade war between China and the United States, the civil unrest, and the COVID-19 pandemic have introduced three external shocks to the Hong Kong economy. The COVID-19 pandemic has halted economic activity in major global economies. Tourism, hotels, aviation, catering, and retail industries have been greatly affected. The IMF’s forecasts for global, U.S., and euro zone economies are -3%, -5.9%, and -7.5% respectively, and will be lowered again. The highly outward-oriented Hong Kong economy is once again under threat from an economic recession with a range of -4% to -7% according to the government. The economic contraction may exceed the -5.9% recorded during the 1998 Asian financial crisis. The struggling real economy has affected the performance of financial markets to a certain extent. The China-US trade war and US extreme pressure may undermine the confidence of international investors in Hong Kong and bring new challenges to Hong Kong’s international financial center status. Since 2018, the deglobalization has led to the continuous deepening of China-US trade frictions, which has a huge impact on Hong Kong’s exports and re-exports. As the US and Mainland China are Hong Kong’s two largest economic and trading partners, trade disputes between the two will inevitably affect business of related merchants. At the same time, the huge uncertainty caused by the trade friction has rattled global financial markets, eroded Hong Kong’s business and investment confidence, and brought more headwinds to the Hong Kong real economy. Hong Kong is driven by external demand and highly susceptible to global economic fluctuations since its return and as a representative of a highly open small economy. Also, structural problems such as rigidity of the industrial structure, externalization of the service industry, and the lack of independence in monetary policy exaggerate risks to the economy. Hong Kong experienced difficulties of economic transformation, civil unrest, and exacerbated external shocks, leading to weak economic momentum. The economic downturn and changes in the domestic and external environment pose new challenges to the development of Hong Kong.

(ii)	Shortage of talents

The competition for seeking and retaining the investment managers, researchers, analysts, investment executives and other experienced professionals in financial and wealth management industry is significant. The experienced and professional personnel with board connections and network who are cultivated by long-term training and practice are scarce and mainly concentrated in the leading service providers of financial and wealth management industry in Hong Kong with attractive salary package. Hiring such experienced talents with board connection and network forms competitive advantages to compete with the leading financial and wealth management services providers as they can differentiate their products and services to their customers. In addition, due to the wider applications for FinTech which is expected to create higher demands for talents with expertise in FinTech in the coming years, the scarcity of such experienced talents with extensive networks will be an inevitable trend that the industry players will compete to hire talents from a limited pool in Hong Kong.

BUSINESS

Overview

Plutus Group provides financial services through our primary Hong Kong operating subsidiaries, Plutus Securities and Plutus Asset Management. Plutus Securities is licensed with the SFC to carry out Type 1 (dealing in Securities) regulated activities and mainly offers (i) securities dealings and brokerage services; (ii) margin financing services; and (iii) underwriting and placing services. Plutus Asset Management is licensed with the SFC to carry out Type 4 (advising on securities) and Type 9 (asset management) regulated activities in Hong Kong and mainly offer (i) asset management services and (ii) investment advisory services to our clients.

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Plutus Securities

As a licensed Hong Kong securities broker, Plutus Securities provides a range of services, including:

Securities Dealing and Brokerage Services.

We provide securities dealing and brokerage services for trading in securities on the stock exchange in Hong Kong and overseas markets. Clients can conduct securities trading through the Internet, mobile application “Plutus Trader” (iOS and Android), and customer hotline. We utilize a broker supplied system through an independent third-party platform authorized by The Stock Exchange of Hong Kong Limited to provide online transaction services, customers can operate their accounts online quickly and reliably. Customers can also call our professional customer service team or agent to place the order directly.

Margin Financing Services.

We offer clients with high stock margin value and low interest rate for stock margin financing services, giving customers flexibility in cash flow and helping customers to grasp every investment opportunity.

Underwriting and Placing Services.

Our team has deep knowledge and expertise in the small and midcap markets. Clients benefit from our team’s extensive experience in providing advice on the marketing, valuation, timing and structure of equity and debt offerings. The team of Plutus Securities offers underwriting and placing services for IPOs, equity placements and debt issuances, as well as marketing, distribution and pricing of lead-managed and co-managed offerings.

Representative transactions in this area include:

Equity Capital Markets

Debt Capital Markets

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Plutus Asset Management

As a licensed asset management firm, Plutus Asset Management has developed a professional and efficient research platform with a rigorous investment decision-making system. Our investment management team is composed of senior and capable professionals in helping our clients to maximize their potential returns. Our business lines include:

Asset Management Services.

●	External Discretionary Accounts.

We provide discretionary accounts services to manage external client funds placed at Bank J. Safra Sarasin Ltd., Bank of Singapore, Nomura and others. We develop tailored investment strategies for clients based on their individual risk tolerance and investment preferences. Through our discretionary account services, we help clients invest in Hong Kong and U.S. equities, fixed income investments, private equity investments and other asset classes. We currently have approximately HK$600 million (approximately US$76.5 million) in external client funds under management.

●	Investment Manager of Funds

Fixed Income and Mortgage-Backed Funds.

Our fixed income and mortgage-backed funds aim to generate fixed income returns and long-term capital growth for our investors. Our investment philosophy in this area is to protect and increase investors’ assets with mixed and customized investment strategies that are designed to provide attractive risk-adjusted returns and reduce risk. Our fixed income and mortgage-backed segregated portfolio funds under our Plutus Guardians Fund SPC include:

○	Plutus Guardians ABS Fund 1 SP, an opportunity for investors to access the Hong Kong mortgage market through mortgage-backed and asset-backed securities.

○	Plutus Greater China High Yield Fund I SP, which invests principally in a portfolio of fixed rate debt securities, equity, exchange traded funds, financial instruments and debt obligations of corporate entities located throughout Asia. A segregated portfolio will also invest, either directly or through the use of financial derivative instruments, in fixed income debt securities that (i) have an investment grade or lower grade ratings (if issued by US issuers) or (ii) are unrated or its equivalent (if issued by non-US issuers).

Hedge Funds.

Our Syrius Alpha Fund strategy is to adopt an absolute return approach, and therefore to allocate the assets of the fund among a wide range of markets, securities and derivative instruments. The specific investment strategy that the fund adopts may include investment in equity and debt securities, currencies, stock options, and other derivative instruments negotiated in various capital markets. This fund may also allocate its assets among private investment vehicles, loan investments, mutual funds or other accounts managed by portfolio managers who invest in a variety of financial markets.

Investment Advisory Services.

We provide investment advisory services for funds managed by other asset management companies and create investment thesis and research analysis reports for our clients.

Our Revenue Model

Plutus Securities

Securities Dealing and Brokerage Services

We provide our securities dealings and brokerage services through Plutus Securities. We offer securities dealing and brokerage services for trading in securities on the stock exchange of Hong Kong and other overseas markets, such as scrip handling and settlement services, account maintenance services, nominee and corporate action services and related services. In relation to securities listed on stock exchange on overseas markets, we offer dealing services through placing dealing orders with external brokers. We maintain securities trading accounts with external brokers and are required to pay brokerage commissions and fees to them for orders we placed with them on behalf of our customers.

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We charge our customers commission for executing trades in securities on the secondary market based on the transaction value of each completed trading order, normally at a rate from 0.03% to 0.25%, subject to a minimum fee range of up to HK$100. For subscribing for securities on behalf of customers under IPO offering, we do not charge our customers any commission, but charge our customers a fixed handling fee of HK$100. Such commission shall be determined on a case-by-case basis, taking into account transaction history, trading volume and amount, market commission rates and market condition, etc.

Securities brokerage commission income earned for executing and/or clearing trades for clients in individual equities is recognized and accrued on a trade-date basis.

Handling fee income earned from providing services such as settlement, subscription and dividend collection handling and is recognized and accrued on a trade-date basis.

Underwriting and Placing Services

We provide underwriting, sub-underwriting services in IPOs by acting as book runner, lead manager or underwriter in IPOs. We may also act as placing agent or sub-placing agent for secondary market fund raising exercises, such as debt issuance and equity issuance by listed companies.

Our underwriting commission vary from case by case and are determined after arm’s length negotiations with each customer, with reference to the size of the fund raising, market rate, valuation of the offering, pricing, perceived market response and sentiment and bargaining power in the deal. The commission received is calculated with reference to the fund-raising size and/or the aggregate offer price of the number of securities placed and/or underwritten by us.

Underwriting and placing commission income is recognized at a point in time when the transactions are executed and services are rendered.

Margin Financing

We offer margin financing to our clients by providing them with margin loans which are repayable on demand with the securities held under margin accounts maintained by us as collaterals. We also provide IPO financing to clients for subscription of shares.

The margin loans will be charged at an interest rate determined by our Directors from time to time which will be published in the statement of accounts to clients. For the IPO financing, the interest rates we charge on the outstanding loans to our clients for subscribing shares offered under the IPO was up to 4.5% per annum.

Interest income is recognized over the period that the margin loans are outstanding.

Plutus Asset Management

Asset Management Services

(iii)	Discretionary Accounts

We manage discretionary accounts for our clients, which we were appointed to manage their account on their behalf with discretion. There will be a fixed management fee received by us from our client which is calculated with reference to a fixed percentage of the sum of the market value of the securities and the outstanding balance of the client’s account. Such fee is determined by us with reference to the amount of funds in the discretionary account managed by us, relationship with the client and the perceived trading volume in the account.

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(iv)	Investment Manager for Funds

We provide asset management services by acting as investment manager for funds established by us or external parties. Depending on the investment fund structure, we generally enter into an investment management agreement with the funds to act as the investment manager or sub-investment manager, to invest and re-invest the assets of the fund in accordance with the fund’s investment strategy. In return for our services, we will receive a subscription fee, management fee and performance fee/carried interest (depending on whether the fund is an open-ended or close-ended fund), which is determined by, the investment strategy of the fund, investment period, investment size and market rate. For funds established by us, we shall also take into account the relationship with the potential investors when fund-raising.

Investment Advisory Services

We provide investment advisory services for professional investors and other funds not managed by us. We will charge our clients on an agreed-upon investment advisory fee, generally based on the value of assets under their portfolios.

Operation Flow

Securities Brokerage and Dealings and Margin Financing

Each of our clients is required to open securities account (cash or margin account) with us before placing orders with us. Our sales team is responsible for collecting necessary identification documents and provide the client with the accounting opening form and client agreement. Upon completion of our “Know-Your-Client” procedure, due diligence and risk rating by our compliance department and approved by our responsible officers, then the client may deposit their securities and funds into their account for trading and apply for margin financing.

Our sales team is responsible for taking trading orders from clients through telephone (such orders will be recorded through our telephone recording system with the verification on client’s identity by checking their account number and name) or in writing (trading instruction form must be signed by the client). We also process the placing of trading orders from our clients through our mobile application “Plutus Trader”. Our sales team will inform clients the status of orders, such as whether the orders can be fully executed. Information of the transactions input during the day will also be checked after the market closes. In respect of our online trading platform, our clients can access our system (via user domain) and place trading orders by themselves using two factors login authentication with the initial login password as well as a onetime password which is generated randomly by our system. When trading orders are input, our system will check if the clients have sufficient cash and/or securities in their accounts to proceed the settlement and to cover the corresponding transaction cost. Our clients can trace the transaction status from the online trading platform on real time basis. Any trading errors will be reported to responsible officers immediately to determine the appropriate action. All trades executed through the broker supplied systems are downloaded to the system maintained by our settlement team after the market closes. Our system will update clients’ cash balance and stock balance to the broker supplied systems for the next trade day according to the trades information downloaded.

If the client is a margin client, our sales team will review the margin call report and notify the client about the call amount if required. If the margin call procedure is triggered, our sales team is required to request his client to liquidate the portfolio to an acceptable level or deposit the shortfall to the client account on the same day. Otherwise, we reserve the right to liquidate the client’s portfolio at our discretion.

Underwriting and Placing Services

Our execution team will first liaise with the potential clients about proposed fund-raising size, terms and structure, pricing basis, target investors and timetable of the projects. The team will conduct a “Know-Your-Client” procedure before accepting engagement and conduct due diligence on the potential client. Upon completion of the due diligence process, the potential deal will be subject to the approval by the Responsible Officers of Plutus Securities. Once approved, an underwriting agreement or placing agreement will be prepared and executed with the client.

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Our execution team will, set the target price range with the issuers, determine target investor and placee mix, monitor the Securities and Futures (Financial Resources) Rules compliance and any market, credit and liquidity risks on an ongoing basis, review and execute the necessary documentations, liaise with other professional parties, enquire the independence of the investors, monitor dispatch of prospectus, refund checks and share certificates (in the case of underwriting). In the case of underwriting, our execution team will be also responsible for working with relevant parties to ensure fair and orderly allocation of shares from IPO. Throughout the underwriting and placing process, proper records are kept ensuring regulatory compliance throughout the entire process.

Discretionary Accounts

For potential clients that intends to authorize us to manage his/her account, we go through the same client account opening process as for our securities brokerage and dealing services/ margin financing services. Upon the satisfaction of the due diligence process and risk assessment by our compliance team, our execution team will enter into a discretionary investment management agreement with our client setting out the scope of authorization and the investment objective, determined by the client’s asset size, investment objective and result of our risk assessment.

Upon executing the discretionary investment management agreement, we enter into agreements with third-party banks/custodians to act as external asset manager with the client’s authorization to manage their accounts with their third-party banks/custodians on their behalf. Our execution team executes trades by placing orders directly with the third-party banks/custodians. Our responsible officers and investment team review and assess the approved pool of securities, allocation and concentration risks of the discretionary account with our execution team on a regular basis. Our compliance team monitors the trade executed and the security portfolio of the discretionary account on a daily basis to ensure that the investments fall within the investment objective and strategies of the client.

Investment Manager for Funds

We enter into investment management agreement for the funds we manage, pursuant to which we will be authorized and responsible for its day-to-day investment activities, in order to achieve the investment objective. We have entered into investment management agreements with Plutus Guardians Fund SPC, for and on behalf of its two segregated portfolios, Plutus Guardians ABS Fund 1 SP and Plutus Greater China High Yield Fund I SP and Syrius Alpha Fund as at the date of this prospectus.

Investment Advisory

Our sales team will liaise with the potential client and discuss the investment advisory scope and timeline. Once our client confirms engagement, our compliance team will conduct a due diligence check on the client and once approved by our Responsible Officer, our execution team will enter into an investment advisory agreement with our client. Our investment team will carry out the investment research and provide the investment advisory service in accordance with the agreed terms.

Our Customers

Our clients mainly comprise listed companies in Hong Kong, as well as private companies and high net worth investors.

Marketing and Sales

The sales and marketing function is performed by our Directors. Our projects generally originate from the networks of our Directors, referrals from existing clients or other professional parties and direct approaches by clients due to our market reputation or previous business relationships. Our Directors will attend investment seminars and industry events, and as guest speakers to increase our exposure and be able to reach out to new potential clients directly.

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Competition

We face stiff competition from financial service providers in Hong Kong and worldwide, many of which may be significantly larger than us with access to exponentially greater resources. Major international financial institutions and banks that have a wide range of financial service such as wealth management, asset management and securities brokerage may also take advantage of their established resources and satisfy applicable regulatory requirements through acquisitions and organic development. Furthermore, the current competitors and new entrants may also seek to develop and offer service offerings, technologies or capabilities that could render some of the services that we offer obsolete or less competitive, and some of them may adopt more aggressive pricing policies or devote greater resources to marketing and promotional campaigns than we do.

Competitive Strengths

Wide range of financial services through an integrated platform

We are licensed by the SFC to carry out Type 1 (dealing in securities), Type 4 (advising in securities) and Type 9 (asset management) regulated activities in Hong Kong. We offer a wide range of financial services through our integrated platform. We offer underwriting and placing services for subscriptions in IPOs and secondary offerings, such as rights issue, bond issues and private placings. We offer securities dealings and brokerage services and also investment advisory and asset management services. We have benefited from the business opportunities acting for the listed companies when they are or their shareholders or management procure or other financial services. We believe our different business lines has created a wide range of service coverage, which help us retain and attract clients and generate opportunities for each segment and in turn create diversified sources of revenue and maximize profit. We also believe our integrated platform help enhance our overall corporate image and reputation which is crucial for us to overcome emerging challenges in the market.

Strong client base

We serve a diverse and solid base of clients. The majority of our clients are mainly listed companies in Hong Kong and also high net-worth individuals. Our corporate clients engage in a diverse spectrum of industry sectors including consumer products, food and beverage business, manufacturing, logistics, construction services, natural resources, financial services, property development and travel. Our high-net-worth clients have also maintained a relationship with our management for an average of over 10 years. A diversified and solid client base will help mitigate the negative effect caused by fluctuations in market conditions.

Experienced management team and a well-qualified professional workforce

We are led by a team of experienced professionals who formulate investment strategies, monitor compliance and financial performance, and manage daily operations with an aim to provide quality services to our customers in a reliable, efficient and professional manner. In particular, both Mr. Ting Kin Cheung and Mr. Chun Lok Yeung, being Directors, each have over 15 years of experience in the financial services industry. With their expertise and knowledge, we believe that we will be able to respond and cope with the rapidly evolving and fluctuating market environment. Our professional staff have also an average of over 15 years of financial industry experience, with a portion of our workforce having worked for international financial institutions.

Effective risk management and internal control system

We have maintained effective risk management systems and internal control systems, enabling us to identify, evaluate, mitigate and manage credit, market and operational risks in our business. Our risk management structure, which encompasses our Directors, our compliance officer and responsible officer has established a risk management system which enable us to conduct real-time monitoring of potential risks. In addition, pursuant to our stringent risk management policies in place, we regularly perform sensitivity analysis and stress testing procedures for various risk across our business lines to assist us in optimizing our asset allocation and mitigating risks. Our compliance officer regularly reviews our internal control system to identify and rectify any internal control deficiencies in a timely manner to ensure the stable growth of business. Based on our internal control system, we follow a thorough review and approval process with respect to each client and the launching of each project. We have not received any disciplinary actions against us since we have obtained our licenses from the SFC.

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Our Strategies

We intend to pursue the following strategies to further expand our business:

Expand our client network

While maintaining a loyal and diverse client base is crucial for us to sustain our business in this competitive industry, attracting new clients is equally important for us to maintain growth. We intend to target high net worth clients by providing quality brokerage service, portfolio and wealth management services to manage their investment and wealth. We plan to expand our client base by (i) enhancing our reputation through listing on NASDAQ; (ii) extending and enhancing our sales and marketing capabilities with new full-time hires focusing on business development, preferably with extensive experience in the industry; (iii) increasing our exposure by more active contact with professional parties and existing clients to strengthen business relationships; (iv) participating or sponsoring investment related events such as seminars and industry events; and (v) participating in charity events to promote our corporate image and enhance our sense of social responsibilities.

Strengthen our research capabilities

We plan to enhance our research capabilities to improve our asset management services and investment advisory services by continuously recruiting and employing talented analysts from different industry background and capital market exposure. We will expand the breadth and depth of research of listed companies in relevant key industries such as fintech sector, geographics and asset type (i.e. cryptocurrency) to increase our investment pool, creating quality research to our investment team and ultimately increasing our investment return of our asset under management. We believe by creating strong returns for our clients, we can build a successful track record to attract more funds from our existing or potential clients.

Enhance our underwriting and placing business

Currently our underwriting business, securities brokerage and dealing, margin financing and asset management services share certain personnel and resources and is hindered by our limited human resources. In order to explore business opportunities and to care for and manage our underwriting business, we anticipate recruiting up to three (3) persons as licensed representatives, which will solely be responsible for the underwriting and placing projects. Plutus Securities has acted as one of the underwriting managers in relation to a listed bond issuance on The Stock Exchange of Hong Kong Limited in March 2022 with a principal amount of US$500 million and a placing agent in relation to a private bond issuance of the principal amount of US$28.5 million in April 2022. The additional licensed representatives will be part of our dedicated institutional sales team which will focus on sourcing new clients for our underwriting and placing business, which we believe can extend our reach to more potential clients and can help us build a solid client foundation when the impact of the COVID-19 pandemic weakens and economic and market sentiment improves.

Develop our asset management business

Plutus Asset Management obtained licenses to conduct Type 4 (advising on securities) and Type 9 (asset management) regulated activities under the SFO in January 2019. We aim to develop our asset management business by diversifying the types of asset management schemes to satisfy different needs of our clients. We launched two segregated portfolio funds under Plutus Guardians Fund SPC to invest in fixed income and mortgage-backed securities and also managed a hedge fund with an absolute return approach strategy with a total asset under management of approximately HK$600 million (approximately US$76.5 million) as of the date of this prospectus. We intend to leverage on our relationships with institutional clients derived from our underwriting and placing business and plan to launch additional funds with new strategies, mainly focused on fixed income and mortgage-backed securities. We believe such strategies are in high demand among our client base and will help us achieve a sound growth of the total size of the assets under our management, generating more asset management fees and performance-based incentive income so as to broaden our revenue source in the long run.

Employees

As of the date of this prospectus, we have a total of 13 full time and 7 part-time employees.

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Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

We believe we maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees is represented by a labor union.

Properties

Our offices, which comprise the whole 8th floor of No. 80 Gloucester Road in Wanchai, Hong Kong, are leased under the Tenancy Agreement with Sun Properties Company Limited date August 13, 2020. The current lease term runs for a period of two years and expires on November 15, 2022. Our monthly rent is HK$ 120,000, with an additional month charge of HK$12,500 for air-conditioning and management services. We believe our current premises are adequate for our operations.

Intellectual Property

To date, we do not own any patents, copyrights, trademarks or domains.

Insurance

Our Hong Kong operating subsidiaries maintain general casualty, business interruption, premises liability, employees’ compensation, and employee medical insurance. In addition, our licensed securities brokerage and asset management activities are insured against losses and liabilities through Lloyd’s. We believe our current insurance coverages are adequate.

Legal Proceedings

As of the date of this prospectus, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations.

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Quantitative and Qualitative Analysis about Market Risk

Credit risk

Cash held on behalf of clients is segregated and deposited in financial institutions as required by the Securities and Futures Ordinance and the Uniform Net Capital Rule (Rule 15c3-1). These financial institutions are of sound credit ratings; therefore management believes that there is no significant credit risk related to cash held on behalf of clients.

Our securities activities are transacted on either a cash or margin basis. Our credit risk is limited in that substantially all of the contracts entered into are settled directly at securities clearing houses.

In margin transactions, we extend credit to the clients, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the client’s account. IPO loans are exposed to credit risk from clients who fail to repay the loans upon IPO stock allotment. We monitor our clients’ collateral level and have the right to dispose the newly allotted stocks once the stocks start trading. Bridge loans to enterprise pledged by shares are exposed to credit risk from counterparties who fails to repay the loans. We monitor the collateral level of bridge loans in real time, and have the right to dispose of the pledged shares once the collateral level falls under the minimal level required to get the loans repaid.

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Liabilities to other brokers and dealers related to unsettled transactions are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers.

In connection with its clearing activities, Plutus Securities is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to us. Clients are required to complete their transactions by the settlement date, generally two business days after the trade date. If clients do not fulfill their contractual obligations, we may incur losses. We have established procedures to reduce this risk by generally requiring that clients deposit sufficient cash and/or securities into their account prior to placing an order.

Our exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. There was no revenue from clients which individually represented greater than 10% of the total revenues for the years ended December 31, 2020 and 2021, respectively. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2020 and 2021, we did not have any material concentrations of credit risk within or outside the ordinary course of business.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We are exposed to floating interest rate risk on cash deposit and floating rate borrowings. We use net interest simulation modeling techniques to evaluate the effect that changes in interest rates might have on pre-tax income. The model includes all interest-sensitive assets and liabilities. The simulations involve assumptions that are inherently uncertain and, as a result, cannot precisely predict the impact that changes in interest rates will have on pre-tax income. Actual results may differ from simulated results due to differences in timing and frequency of rate changes, changes in market conditions and changes in management strategy that lead to changes in the mix of interest-sensitive assets and liabilities.

The simulations assume that the asset and liability structure of the consolidated balance sheets would not be changed as a result of a simulated change in interest rates. The results of the simulations based on our financial position as of December 31, 2021 indicate that a gradual 1% (100 basis points) increase in interest rates over a 12-month period would result in approximately HK$719,000 (US$92,700) net income and a gradual 1% (100 basis points) decrease in interest rates over a 12-month period would result in approximately HK$719,000 (US$92,700) net loss, depending largely on the extent and timing of possible changes in floating rates.

REGULATIONS

Regulations Relating to the Hong Kong Financial Services Market

Regulation of securities and futures market

The Securities and Futures Commission of Hong Kong (the “SFC”) is an independent statutory body which derives its investigation, remedial and disciplinary powers from the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“SFO”) and is responsible for regulating the securities and futures market in Hong Kong. The SFC works to strengthen and protect the integrity and soundness of Hong Kong’s securities and futures markets for the benefits of investors and the industry.

The SFC’s regulatory objectives as set out in the SFO are:

(a)	to maintain and promote the fairness, efficiency, competitiveness, transparency and orderliness of the securities and futures industry;

(b)	to promote understanding by the public of the operation and functioning of the securities and futures industry;

(c)	to provide protection for members of the public investing in or holding financial products;

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(d)	to minimise crime and misconduct in the securities and futures industry;

(e)	to reduce systemic risks in the securities and futures industry; and

(f)	to assist the Financial Secretary of Hong Kong in maintaining the financial stability of Hong Kong by taking appropriate steps in relation to the securities and futures industry.

Parties regulated by the SFC include (i) brokers, investment advisers, fund managers and intermediaries carrying out Type 1 to Type 10 regulated activities under the SFO; (ii) investment products; (iii) listed companies; (iv) The Stock Exchange of Hong Kong Limited (“HKex”); (v) automated trading service (ATS) providers; (vi) approved share registrars; (vii) Investor Compensation Company Limited (ICC); and (viii) market participants (including investors).

Licensing Regime

As the gatekeeper of standards for individuals and corporations seeking to enter the securities and futures markets of Hong Kong, the SFC:

(a) grants licences to those who are appropriately qualified and can demonstrate their fitness and properness to be licensed under the SFO;

(b) maintains a public register of licensed persons and registered institutions;

(c) monitors the on-going compliance of licensing requirements by licensees, substantial shareholders of licensed corporation and directors of licensed corporations and substantial shareholders; and

(d) initiates policies on licensing issues.

The SFC operates a system whereby they authorise corporations and individuals (through licences) to act as financial intermediaries. Under the SFO, a corporation which is not an authorised financial institution (as defined in Section 2(1) of the Banking Ordinance (Chapter 155 of the Laws of Hong Kong)) and is:

(a) carrying on a business in a regulated activity (or holding out as carrying on a regulated activity); or

(b) actively marketing, whether in Hong Kong or from a place outside Hong Kong, to the public any services it provides, which would constitute a regulated activity if provided in Hong Kong,

must be licensed by the SFC to carry out the regulated activities, unless one of the exemptions under the SFO applies.

Through licensing, the SFO regulates the financial intermediaries and individuals that are carrying out the following regulated activities:

Type 1: Dealing in securities

Type 2: Dealing in futures contracts

Type 3: Leveraged foreign exchange trading

Type 4: Advising on securities

Type 5: Advising on futures contracts

Type 6: Advising on corporate finance

Type 7: Providing automated trading services

Type 8: Securities margin financing

Type 9: Asset management

Type 10: Providing credit rating services

Following the enactment of the Securities and Futures (Amendment) Ordinance (the “Amendment Ordinance”) in March 2014 two additional types of updated activities, being Type 11 (dealing in OTC derivative products or advising on OTC derivative products and Type 12 (providing client clearing services for OTC derivative transactions), are added to the list but it is to note that Type 11 has not yet been in operation. Type 12 came into operation in September 2016, in so far as it relates to paragraph (c) of the new definition of “excluded services” in Part 2 of Schedule 5 of the SFO. The Amendment Ordinance also expands the scope of Type 7 and Type 9 regulated activities to over over-the-counter derivative transactions and products.

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Types of Intermediaries regulated by the SFC

Licensed Corporation (as defined under Section 116 of the SFO)

For application as a licensed corporation, the company has to be incorporated and the licensed corporation has to satisfy the SFC that it has a proper business structure, good internal control systems and qualified personnel to ensure the proper management of risks that it will encounter in carrying on the proposed business as detailed in the business plan submitted to the SFC.

Detailed guidelines to meet the requirements and expectations of the SFC are contained in (a) the Guidelines on Competence published by the SFC pursuant to Section 399 of the SFO; (b) the SFC Code of Conduct; and (c) the Management, Supervision and Internal Control Guidelines for Persons Licensed by or Registered with the SFC published by the SFC pursuant to Section 399 of the SFO.

Responsible Officers (as defined under Section 126 of the SFO)

Each licensed corporation must have not less than two Responsible Officers to directly supervise the conduct of each regulated activity. For each regulated activity, it must have at least one Responsible Officer available at all times to supervise the business. The same individual may be appointed to be a Responsible Officer for more than one regulated activity provided that he is fit and proper to be so appointed and that there is no conflict in the roles assumed. At least one of the Responsible Officers must be an executive director as defined under the SFO. All executive directors must seek the SFC’s approval as Responsible Officers accredited to the licensed corporation.

A person who intends to apply to be a Responsible Officer must demonstrate that he fulfils the requirements on both competence and sufficient authority. An applicant should possess appropriate ability, skills, knowledge and experience to properly manage and supervise the corporation’s regulated activities. Accordingly, the applicant has to fulfil certain requirements on academic and industry qualification, industry experience, management experience and regulatory knowledge as stipulated by the SFC.

If a Responsible Officer intends to conduct regulated activities in relation to matters falling within the ambit of a particular code issued by the SFC, for instance, the Takeovers Code or the Code on Real Estate Investment Trusts, additional competence requirements specific to that field would apply.

Licensed Representative (as defined under Section 120(1) of the SFO)

An individual is required to be a Licensed Representative if he is performing a regulated function for his principal which is a licensed corporation in relation to a regulated activity carried on as a business or he holds out as performing such function.

A person who intends to apply to be a Licensed Representative must demonstrate his competence requirement under the SFO. An applicant has to establish that he has the requisite basic understanding of the market in which he is to work as well as the laws and regulatory requirements applicable to the industry. In assessing the applicant’s competence to be licensed as a Licensed Representative, the SFC will have regards to the applicant’s academic qualification, industry qualification and regulatory knowledge.

Registered Institution

It is an authorised financial institution that is registered to carry on one or more than one regulated activity under Section 119 of the SFO.

Fit and Proper Requirements

Persons applying for licences and registrations under the SFO, including the Licensed Representatives and the Responsible Officers, must satisfy and continue to satisfy after the grant of such licences that they are fit and proper persons to be so licensed or registered. The SFC shall refuse to grant a licence unless the applicant satisfies the SFC that, among others, it is a fit and proper person under Section 116(3) of the SFO.

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Pursuant to Section 129 of the SFO, in considering whether a person is fit and proper for the purposes of licensing or registration, the SFC shall, in addition to any other matter that the SFC may consider relevant, have regards to the following:

(a) the financial status or solvency;

(b) the educational or other qualifications or experience having regard to the nature of the functions to be performed;

(c) the ability to carry on the regulated activity concerned competently, honestly and fairly; and

(d) the reputation, character, reliability and financial integrity.

The above fit and proper criteria must be considered in respect of the person (if an individual), the corporation and any of its officers (if a corporation) or the institution, its directors, chief executive, managers and executive officers (if an authorised financial institution).

Further, Section 129(2) of the SFO empowers the SFC to take into consideration any of the following matters in considering whether a person is fit and proper:

(a) decisions made by such relevant authorities as stated in Section 129(2)(a) of the SFO or any other authority or regulatory organisation, whether in Hong Kong or elsewhere, in respect of that person;

(b) in the case of a corporation licensed under Section 116 or Section 117 of the SFO or registered under Section 119 of the SFO or an application for such licence or registration:

i.	any information relating to any other person who will be acting for or on its behalf in relation to the regulated activity; and

ii.	whether the person has established effective internal control procedures and risk management systems to ensure its compliance with all applicable regulatory requirements under any of the relevant provisions;

(c) in the case of a corporation licensed under Section 116 or Section 117 of the SFO or an application for the licence, any information relating to any person who is or to be employed by, or associated with, the person for the purposes of the regulated activity; and

(d) the state of affairs of any other business which the person carries on or proposes to carry on

The SFC is obliged to refuse an application to be licensed if the applicant fails to satisfy the SFC that he is a fit and proper person to be licensed. The onus is on the applicant to make out a case that he is fit and proper to be licensed for the regulated activity.

Minimum capital requirements under the Securities and Futures (Financial Resources) Rules (“FRR”)

Depending on the type of regulated activity, licensed corporations have to maintain at all times paid-up share capital and liquid capital not less than the specified amounts according to the FRR. Under Section 145 of the SFO, the FRR sets out the computation of a number of variables in respect of all the liquid assets and ranking liabilities of a licensed corporation and its liquid assets must exceed its ranking liabilities. A licensed corporation shall at all times maintain liquid capital which is not less than its required liquid capital as stipulated in section 6 of the FRR. If a licensed corporation conducts more than one type of regulated activity, the minimum paid-up share capital and liquid capital that it must maintain shall be the higher or the highest amount required amongst those regulated activities.

A licensed corporation, no matter it provides securities margin financing or not, must monitor its liquid capital level continuously in order to satisfy the FRR requirements. If the demand for margin loan from customers increases, the licensed corporation would be required to maintain additional liquid capital. Advancing margin loan to customers would lead to an increase in the amount receivable from the margin customers but lower liquid capital, unless the customer deposit sufficient additional securities collaterals to the licensed corporation.

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Minimum paid-up share capital requirement

The table below summarises the minimum paid-up share capital and liquid capital that a licensed corporation is required to maintain for Type 1 (dealing in securities), Type 4 (advising on securities) and Type 9 (asset management) regulated activities:

Regulated activity	Minimum paid-up share capital	Minimum liquid capital
Type 1: Dealing in securities
(a) in the case where the corporation is an approved introducing agent or trader	-	HK$500,000
(b) in the case where the corporation provides securities margin financing	HK$10,000,000	HK$3,000,000
(c) in any other case	HK$5,000,000	HK$3,000,000

Type 4: Advising on securities
(a) in the case where the corporation is subject to the licensing condition that it shall not hold client assets	-	HK$100,000
(b) in any other case	HK$5,000,000	HK$3,000,000

Type 9: Asset management
(a) in the case where the corporation is subject to the licensing condition that it shall not hold client assets	-	HK$100,000
(b) in any other case	HK$5,000,000	HK$3,000,000

Pursuant to the FRR, where the licensed corporation is licensed to carry on two or more regulated activities, the respective required minimum paid-up share capital and minimum liquid capital to be maintained by the licensed corporation shall be the highest applicable amounts among the activities.

Further, pursuant to the FRR, liquid capital is the amount by which a licensed corporation’s liquid assets exceeds its ranking liabilities where (i) liquid assets are the amount of assets held by the licensed corporation, adjusted for such factors to take into account liquidity of certain assets as well as credit risks; and (ii) ranking liabilities are the sum of liabilities on the balance sheet of the licensed corporation (including, without limitation, any amounts payable by it in respect of any overdraft or loan, any accrued interest payable to any other person, accrued expenses, taxes and provisions for contingent liabilities), adjusted for such factors to take into account market risks and contingency. The method of calculating liquid assets and ranking liabilities is set out in Divisions 3 and 4 of the FRR respectively.

The FRR stipulates that a licensed corporation shall maintain minimum liquid capital at all times which shall be the higher of the amount of (a) and (b) below (as applicable to our Group):

(a) the amount of minimum liquid capital as set out in the table above; and

(b) its variable required liquid capital, meaning the basic amount which is 5% of the aggregate of:

i.	the licensed corporation’s on-balance sheet liabilities including provisions made for liabilities already incurred or for contingent liabilities but excluding certain amounts stipulated in the definition of “adjusted liabilities” under the SFO;

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ii.	the aggregate of the initial margin requirements in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its clients; and

iii.	the aggregate of the amounts of margin required to be deposited in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its clients, to the extent that such contracts are not subject to the requirement of payment of initial margin requirement.

If the licensed corporation applies for more than one type of regulated activity, the minimum paid-up share capital and liquid capital that the corporation should maintain shall be the higher or the highest amount required amongst those regulated activities applied for.

Continuing Compliance Obligations

Remaining fit and proper

Licensed corporations, licensed persons and registered institutions must remain fit and proper at all times and comply with all applicable provisions of the SFO and its subsidiary legislation as well as the codes and guidelines issued by the SFC.

Submission of audited accounts

Licensed corporations and associated entities of intermediaries (except for those which are authorised financial institutions) are required to submit their audited accounts and other required documents within four months after the end of each financial year as required under Section 156(1) of the SFO.

Laws and Regulations in Relation to Anti-Money Laundering and Terrorist Financing

Money laundering covers a wide range of activities and processes intended to mask the source of unlawfully obtained proceeds. Terrorist financing refers to financial transaction which includes the financing of terrorist acts, and of terrorist and terrorist organisations. It extends to any funds, whether from a legitimate or illegitimate source. The four main pieces of legislation in Hong Kong that are concerned with money laundering and terrorist financing are the Anti-Money Laundering and Counter-Terrorist Financing (Financial Institutions) Ordinance (Cap. 615 of the Laws of Hong Kong), the Drug Trafficking (Recovery of Proceeds) Ordinance (Cap. 405 of the Laws of Hong Kong), the Organised and Serious Crimes Ordinance (Cap. 455 of the Laws of Hong Kong) and the United Nations (Anti-Terrorism Measures) Ordinance (Cap. 575 of the Laws of Hong Kong). The SFC has also published the Prevention of Money Laundering and Terrorist Financing Guidance Note (September 2009), which was superseded by (1) Prevention of Money Laundering & Terrorist Financing Guideline (April 2012); and (2) Guideline on Anti-Money Laundering and Counter Terrorist Financing (July 2012) which require licensed corporations to, among other things, adopt and enforce “know your customers” policies and procedures. In particular, the AMLO, which came into effect on 1 April 2012, imposes on financial institutions requirements regarding customer due diligence and record-keeping. It also provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. Besides, the regulatory authorities are empowered to (a) ensure that proper safeguard exist to prevent contravention of specified provisions in the AMLO and (b) mitigate money laundering and terrorist financing risks. Staff of licensed corporations who knows, suspects or has reasonable grounds to believe that a customer might have engaged in money laundering activities must immediately report to the compliance division/senior management of its organisation which, in turn, will be reported to the Joint Financial Intelligence Unit.

Hong Kong Exchanges and Clearing Limited

Apart from the SFC, HKEx also plays a leading role in regulating companies seeking admission to the Hong Kong markets and supervising those companies once they are listed. HKEx is a recognised exchange controller under the SFO. It owns and operates the only stock and futures exchanges in Hong Kong, namely the Stock Exchange and the Futures Exchange, and their related clearing houses. The duty of HKEx is to ensure orderly and fair markets and that risks are managed prudently, consistent with the public interest and in particular, the interests of the investing public.

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In its role as the operator and frontline regulator of the central securities and derivatives marketplace in Hong Kong, HKEx regulates listed issuers; administers listing, trading and clearing rules; and provides services, primarily at the wholesale level, to customers of the exchanges and clearing houses, including issuers and intermediaries — investment banks or sponsors, securities and derivatives brokers, custodian banks and information vendors — who service the investors directly. These services comprise of trading, clearing and settlement, depository and nominee services, and information services.

Money Lenders Ordinance (Chapter 163 of the Laws of Hong Kong) (“MLO”) and the Money Lenders Regulations (Chapter 163A of the Laws of Hong Kong) (“MLR”)

The MLO and the MLR contain provisions regulating and governing the conduct of money lenders and money-lending transactions in Hong Kong. A money lender is a person whose business (whether or not he carries on any other business) is that of making loans or who advertises or announces himself or holds himself out in any way as carrying on that business. The relevant provisions also provide, amongst other things:

(a) the appointment of the Registrar of Money Lenders and the licensing of persons carrying on business as money lenders; and

(b) the protection and relief against excessive interest rates and extortionate stipulations in respect of loans.

In general, and subject to certain exceptions, any person who carries on business as a money lender must apply for and maintain a licence issued by the licensing court under that ordinance. Any person who fails to comply with the above requirement commits an offence and is subject to a fine of HK$10,000.0 and to imprisonment for 6 months upon conviction. In the case any person is convicted of an offence under the MLO, the magistrate may order that such person shall be disqualified from holding a license under the MLO for a period not exceeding 5 years from the date of such conviction as may be specified in the order.

A Money Lenders Licence issued under the MLO is valid for 12 months. An application for or renewal of this licence is subject to any objection by the Commissioner of Police, who is empowered to carry out investigation in respect of such application or renewal including inspection of books and records provided by the applicant. The register of licensed money lenders is currently kept in the Companies Registry and available for inspection.

There are three principal authorities involved in the regulation of the money lender industry in Hong Kong, namely:

(a) the Licensing Court – comprising a magistrate sitting alone and responsible for determining the applications for and granting or renewal of Money Lenders Licences;

(b) the Registrar of Money Lenders – responsible for processing new and renewal applications for Money Lenders Licences, endorsements on Money Lenders Licences and maintaining a register of money lenders for inspection by members of the public. The Registrar of Companies presently perform the above functions of the Registrar of Money Lenders; and

(c) the Commissioner of Police – responsible for carrying out investigations in respect of applications for Money Lenders Licences, and enforcement of the MLO.

The MLO also provides protection against and relief against excessive interest rates under Section 24 of the MLO. Any person who lends or offers to lend money at an effective rate of interest which exceeds 60% per annum commits an offence, and is liable to a fine of HK$500,000.0 and to imprisonment for two years upon summary conviction or a fine of HK$5,000,000.0 and to imprisonment for 10 years upon conviction on indictment. The MLO also stipulates various mandatory documentary and procedural requirements that are required to be observed by a money lender in order to enforce in the courts of law a lending agreement or security being the subject of that ordinance.

Money Lenders Licence

The MLO prohibits a person from carrying on business as a money lender (i) without a Money Lenders Licence; (ii) at any premises other than that specified in the Money Lenders Licence; or (iii) otherwise than in accordance with the conditions of the Money Lenders Licence. Every Money Lenders Licence shall authorise the person or entity named therein to carry on business as a money lender for a period of 12 months from the day it is granted, or from the day immediately following the previous expiry date in the case of a renewed licence. A Money Lenders Licence is not generally transferable and a licensee may apply for the renewal of its licence within a period of three months prior to the expiration of its Money Lenders Licence.

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Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”) imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 — purpose and manner of collection of personal data;

●	Principle 2 — accuracy and duration of retention of personal data;

●	Principle 3 — use of personal data;

●	Principle 4 — security of personal data;

●	Principle 5 — information to be generally available; and

●	Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/ or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

Regulations Relating to Employment

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO, is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

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Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HKD100,000,000 per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO, is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. As of the date of this prospectus, the Company believes it has made all contributions required under the MPFSO.

Regulations Relating to Tax in Hong Kong

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax which is imposed at the rate of 16.5% on assessable profits. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong), the Hong Kong stamp duty currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HKD5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Zhisheng Zhao	52	Chairman and Director
Ting Kin Cheung	40	Chief Executive Officer and Director
Chun Lok Yeung	35	Chief Financial Officer
Wing Cheung Yan*	57	Independent Director Nominee
Tin Shun Lui*	41	Independent Director Nominee
Wing Yan Lam*	35	Independent Director Nominee

*	This individual has indicated his consent to occupy such position upon closing of this offering.

The following is a brief biography of each of our executive officers and directors:

Zhisheng Zhao – Chairman and Director

Mr. Zhao Zhisheng, our Chairman and founder, is a merchant whose main business is developing and investing real estate and urban redevelopment in mainland China. Mr. Zhao has been a top manager, director and shareholder in several private companies in China for more than five years. These include Greenhome Holding Co., Ltd., a company with projects focusing on residential, commercialization development, operations and sales located in many areas in Guangdong Province; Shenzhen Zhengzhan Technology Investment Co., Ltd. (深圳正展科技投資有限公司) and Shenzhen Chuangrui Sike Technology Co., Ltd. (深圳創銳思科技有限公司), a high technology and electronic company focused on 3-D, VR and AR. Mr. Zhao entered the Hong Kong financial market when he founded Plutus group of companies in 2018. He has invested over HK$50 million as capital to develop Plutus Securities Limited, Plutus Asset Management Limited and their related companies. Mr. Zhao’s extensive business experience and connections are highly valuable to the recruitment of new clients and the development of our synergistic relationships for our brokerage services and asset management businesses.

Ting Kin Cheung – Chief Executive Officer and Director

Mr. Ting Kin Cheung, our CEO and director, has accumulated over 16 years of experience in the finance, accounting, company secretary position, initial public offering, merger and acquisition, fund raising and debt restructuring. Mr. Cheung was previously the senior accountant of Ernst & Young from September 2006 to November 2009, the assistant vice president of TGX Capital Limited (a company engaged in private equity investment funds) from May 2010 to November 2011, a financial controller of Seige Communication Limited from December 2011 to October 2013 and CFO and company secretary of Richly Field Development Limited (stock code: 313), a company listed on the Main Board of the Stock Exchange, from October 2013 to March 2019.

Mr. Cheung has been the business development director of Plutus Securities Limited, a licensed corporation under the SFO to engage in Type 1 (dealing in securities) regulated activities, since January 2019 and Plutus Asset Management Limited, a licensed corporation under the SFO to engage in Type 4 (advising on securities) and Type 9 (asset management) regulated activities, the director of Parkville Financial Limited, a company regulated under the Money Lenders Ordinance (Cap. 163 of the Laws of Hong Kong) since August 2019, Infinity Credits Co., Limited, a company regulated under the Money Lenders Ordinance (Cap. 163 of the Laws of Hong Kong) since November 2019, an independent non-executive director of B&D Strategic Holdings Limited (stock code: 1780), a company listed on the Main Board of the Stock Exchange, since April 2019 and the director of Guardians Asset Management Limited, a licensed corporation under the SFO to engage in Type 9 (asset management) regulated activities since March 2017.

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Mr. Cheung obtained a degree of Bachelor of Commerce Accounting and Finance from the Curtin University of Technology, Australia in January 2004 and a Master of Finance from the Australian National University in January 2005. Mr. Cheung is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a member of the Certified Practising Accountant Australia.

Chun Lok Yeung – Chief Financial Officer

Mr. Chun Lok Yeung has been our Chief Financial Officer since March 2019. In that position, he is responsible for preparing book-keeping entries, financial analysis and forecasting, acting as settlement staff for funds and securities, performing stock reconciliations, verifying NAV reports, liaising with the SFC on the Securities and Futures (Financial Resources) Rules (Cap. 571N of the Laws of Hong Kong) in relation to Type 1 (dealing in securities), Type 4 (advising on securities), and Type 9 (asset management) queries, and other essential accounting and financial tasks. Prior to joining Plutus Group, from July 2018 to February 2019, he was the accountant of Global Group Securities Limited, a Hong Kong brokerage firm licensed to conduct Type 1 (dealing in securities) and Type 4 (advising on securities) regulated activities. From July 2016 to June 2018, Mr. Yeung was the Senior Finance Officer with Partners Capital Group Limited, a brokerage and asset management firm in Hong Kong and the British Virgin Islands. From July 2013 through June 2016, he was an account assistant of Tianda Pharmaceuticals Limited (stock code: 455), a company listed on the Main Board of the Stock Exchange. Mr. Yeung began his career as an accountant with Wong, Kwok, Tai & Co., a Hong Kong CPA firm. Mr. Yeung is a member of the Hong Kong Institute of Accredited Accounting Technicians and holds a Higher Diploma in Accountancy from the School of Business and Information Systems of Hong Kong.

Wing Cheung Yan – Independent Director Nominee

Mr. Wing Cheung Yan has over 30 years of experience with regard to auditing, corporate finance, financial management and corporate governance issues. Mr. Yan previously worked in companies listed in Hong Kong and the United Kingdom with various senior roles. Mr. Yan was finance director of DIT Group Ltd. (stock code: 726), a company listed on the Main Board of the Stock Exchange, from May 2018 to October 2019; and chief financial officer of Green Dragon Gas Limited (AIM: GDG), a company listed on the Alternative Investment Market of the London Stock Exchange, from May 2007 to May 2017; and executive director, group financial controller and company secretary of Chinese People Holdings Company Limited (stock code: 681), a company listed on the Main Board of the Stock Exchange, from July 2005 to April 2007. Prior to joining the commercial sector, Mr. Yan worked in renowned Big 4 international audit firms. Mr. Yan graduated from the Hong Kong Polytechnic with a Professional Diploma in Accountancy, and from the University of Bradford, United Kingdom, with a Master’s degree in Business Administration. Mr. Yan is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants, and an associate member of the Hong Kong Independent Non-Executive Director Association.

Tin Shun Lui – Independent Director Nominee

Mr. Tin Shun Lui has over 15 years of experience in finance and accounting. Mr. Lui started his career as an accountant in assurance and advisory business services with Ernst & Young, an international accounting firm from September 2004 to August 2007. Thereafter, Mr. Lui joined Guotai Junan Capital Limited, a company principally engaged in dealing in securities and advising on corporate finance, where he was responsible for handling corporate finance transactions from August 2007 to February 2009. From March 2009 to February 2012, Mr. Lui joined Biocarbon Capital Limited as Vice President, a boutique investment firm specializing in natural resources and entertainment, where Mr. Lui was responsible for investor relationship and business development. From February 2012 to July 2015, Mr. Lui was employed by Celestial Capital Limited, a company principally engaged in dealing in securities and advising on corporate finance, where Mr. Lui was served as the Senior Vice President responsible for business development and capital market activities. From August 2015 to August 2019, Mr. Lui joined South China Capital Limited, a company principally engaged in dealing in securities and advising on corporate finance, as a director and head of the equity capital market department. Since September 2019, Mr. Lui started Delight City Capital Limited, a boutique investment firm which focuses on special situation and overseas property investments, where Mr. Lui is responsible for principal investment, business development, and overall leadership of the company. Mr. Lui obtained a Bachelor of Arts degree in Economics from the Queen’s University in Ontario, Canada in May 2004. Mr. Lui is a member of the Hong Kong Institute of Certified Public Accountants.

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Wing Yan Lam – Independent Director Nominee

Ms. Wing Yan Lam has over 10 years of experience in accounting, auditing, and financial reporting. From September 2011 through January 2014, Ms. Lam was a Senior Accountant with PKF Hong Kong, where she worked on audits of Hong Kong listed companies and U.S. listed companies which engaged in the manufacturing, trading and payment platform service sectors, as well as small and mid-size enterprises. From January 2014 to November 2014, she was a Senior Accountant at RSM Hong Kong, focusing on audits of companies engaged in the manufacturing sector. From November 2014 to November 2016, Ms. Lam was a Senior Accountant II at Ernst & Young Hong Kong, where she audited manufacturing and trading companies, led audit teams for field review, and evaluated and analyzed financial results, internal control designs, and financial reports. From December 2016 to November 2017, she was finance manager of Triangular Force Construction Engineering Limited, a wholly-owned subsidiary company of State Innovation Holdings Limited (currently known as Beaver Group (Holding) Company Limited) (stock code: 8275), a company listed on GEM of the Stock Exchange, where she was responsible for the entire listing and interim reporting process. From January 2017 to July 2018, she served as financial manager for Perfect Ease Holdings Limited, where she was responsible for the listing and interim reporting process, advised on internal control systems, and prepared accounts and consolidated financial statements. From September 2018 to May 2021, she served as Chief Financial Officer of Wellfit Paper Products, where she was also responsible for the listing and interim reporting process, advising on internal control systems, and preparing accounts and consolidated financial statements. Since May 2021, she has served as Head of Advisory for Soar Harvest Consultants Limited, an advisory firm providing advisory services to clients in accounting, auditing, taxation, and internal control procedures. Ms. Lam received a BBA (Hons) in Accountancy with The Hong Kong Polytechnic University in July 2011 and is current pursuing a Master of Accountancy at The Chinese University of Hong Kong. Ms. Lam is a practising member of the Hong Kong Institute of Certified Public Accountants, a member of the Taxation Institute of Hong Kong, a member of Certified Practising Accountant Australia, and a member of the Institute of Chartered Accountants in England and Wales.

Family Relationships

There are no family relationships among the directors and executive officers of the Company.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of five directors upon the closing of this offering.

Duties of Directors

Under Cayman Islands law, all of our directors owe fiduciary duties to the Company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. The Company has the right to seek damages if a duty owed by any of our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Terms of Directors and Executive Officers

The Company may by ordinary resolution appoint any person to be a director. Each of the directors holds office until such time as he is removed from office by the Company by ordinary resolution.

Each of the officer holds office until removed from the said office by the board of directors, whether or not a successor is appointed. Each officer may hold more than one office and no officer need to be a director or shareholder of the Company.

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Employment Agreements with Named Executive Officers

Our Chief Executive Officer, Ting Kin Cheung, currently serves under an Employment Agreement with Plutus Securities Limited dated January 1, 2019. Mr. Cheung’s annual salary under the current agreement is HK$1,440,000 (US$186,000) plus bonuses to be paid based on the Company’s financial performance. Insurance and partial housing cost reimbursement are also included. The agreement is terminable upon two months’ notice.

Our Chief Financial Officer, Chun Lok Yeung, currently serves under an Employment Agreement with Plutus Securities Limited dated March 4, 2019. Mr. Yeung’s salary under the current agreement is HK$29,000 (US$4,000) per month, plus bonuses to be paid based on the Company’s financial performance. Insurance is also included. The agreement is terminable upon two months’ notice.

Planned Employment Agreements

We plan to enter into employment agreements with our other senior executive officers.

BOARD OF DIRECTORS

Our board of directors will consist of five directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote with respect to any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or transaction is considered. Our directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

Director Independence

Our board has reviewed the independence of our directors, applying Nasdaq independence standards. Based on this review, the board determined that each will be “independent” within the meaning of the Nasdaq rules. In making this determination, our board considered the relationships that each of these non-employee director candidates has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable Nasdaq rules, we anticipate that upon effective of this prospectus, our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee, and a nominating and corporate governance committee. We plan to adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Wing Cheung Yan, Tin Shun Lui, and Wing Yan Lam, and will be chaired by Wing Cheung Yan. Wing Cheung Yan, Tin Shun Lui, and Wing Yan Lam each satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Heung Ming Wong qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

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●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm; and

●	reporting regularly to the board.

Compensation Committee. Our compensation committee will consist of Wing Cheung Yan, Tin Shun Lui, and Wing Yan Lam, and will be chaired by Wing Yan Lam. Wing Cheung Yan, Tin Shun Lui, and Wing Yan Lam each satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

●	reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

●	reviewing the compensation of our non-employee directors and making recommendations to the board with respect to it; and

●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating Committee. Our nominating committee will consist of Wing Cheung Yan, Tin Shun Lui, and Wing Yan Lam, and will be chaired by Tin Shun Lui. Wing Cheung Yan, Tin Shun Lui, and Wing Yan Lam each satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating committee itself; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in a manner they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated.

Code of Business Conduct and Ethics

Our board has adopted a code of business conduct and ethics that applies to our directors, officers and employees. A copy of this code is available on our website. We intend to disclose on our website any amendments to the Code of Business Conduct and Ethics and any waivers of the Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions.

Corporate Governance

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may at our option comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we intend to voluntarily follow most Nasdaq corporate governance rules, including rules regarding committee structure and director independence, as described above, we may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from the requirement that a majority of our board of directors consists of independent directors.

●	Exemption from the requirement that our audit committee have a written charter addressing the audit committee’s responsibilities and authority as set forth in Nasdaq Rule 5605(c)(1).

●	Exemption from the requirement that our compensation committee have a written charter addressing the remuneration committee’s responsibilities and authority as set forth in Nasdaq Rule 5605(d).

●	Exemption from the requirement to have independent director oversight of director nominations and a formal written charter or board resolution addressing the nominations process as set forth in Nasdaq Rule 5605(e).

●	Exemption from the requirement that we have a code of conduct applicable to all directors, officers and employees and from any requirement that we have a code of conduct in compliance with Section 406 of the Sarbanes-Oxley Act of 2002.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

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●	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of stock option plans.

●	Exemption from the requirements governing the review and oversight of all “related party transactions,” as defined in Item 7.B of Form 20-F.

●	Exemption from the requirement that our board of directors shall have regularly scheduled meetings at which only independent directors are present as set forth in Nasdaq Rule 5605(b)(2).

Although we may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we currently intend to comply with most Nasdaq corporate governance rules, we may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules as described in the list above.

In addition, as a foreign private issuer, we expect to take advantage of the following exemptions from SEC reporting obligations:

●	Exemption from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K, disclosing significant events within four days of their occurrence.

●	Exemption from Section 16 rules regarding sales of common shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are mandatorily subject to all of the corporate governance requirements of Nasdaq and the domestic reporting requirements of the SEC. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Interested Party Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must disclose the nature of his interest to all other directors at a meeting of the board after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice given to the board by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings, property, assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

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EXECUTIVE COMPENSATION

Set forth below is the compensation paid during the fiscal years ended December 31, 2020 and 2021 for each of our executive officers and directors:

Name and Principal Position	Year	Salary (US$)(1)	Bonus (US$)	Option Awards (US$)	All other Compensation (US$)	Total (US$)
Zhisheng Zhao, Chairman and Director	2020	-	-	-	-	-
	2021	-	-	-	-	-

Ting Kin Cheung, CEO and Executive Director (1)	2020	185,700	-	-	-	185,700
	2021	185,300	600	-	-	185,900

Chun Lok Yeung, Chief Financial Officer (1)	2020	38,700	-	-	-	38,700
	2021	40,700	600	-	-	41,300

Wing Cheung Yan, Independent Director Nominee	2020	-	-	-	-	-
	2021	-	-	-	-	-

Tin Shui Lui, Independent Director Nominee	2020	-	-	-	-	-
	2021	-	-	-	-	-

Wing Yan Lam, Independent Director Nominee	2020	-	-	-	-	-
	2021	-	-	-	-	-

(1)	Reflects compensation paid by Plutus Securities Limited.

Compensation of Directors

For the fiscal years ended December 31, 2020 and 2021, we did not make any compensation payments to our directors for their services as Directors.

Limitation on Liability and Other Indemnification Matters

The Companies Act does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Amended and Restated Memorandum and Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty of such directors or officers willful default of fraud.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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PRINCIPAL SHAREHOLDERS

The following table sets forth, as of the date of this prospectus, the beneficial ownership of our Ordinary Shares by each executive officer and director, by each person known by us to beneficially own more than 5% of our Ordinary Shares and by the executive officers and directors as a group. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 12,000,000 Ordinary Shares issued and outstanding, and 17,000,000 shares outstanding after the close of this offering (17,750,000 is the underwriters’ over-allotment option is exercised in full).

	Ordinary Shares Beneficially Owned Prior to this Offering			Ordinary Shares Beneficially Owned After this Offering (Over-allotment option not exercised)			Ordinary Shares Beneficially Owned After this Offering (Over-allotment option fully exercised)
	Beneficially		Percent	Number		Percent	Number		Percent
Directors and Executive Officers(1):
Zhisheng Zhao	12,000,000	(1)	100%	12,000,000	(1)	70.6%	12,000,000	(1)	67.6%
Ting Kin Cheung	-		-	-		-	-		-
Chun Lok Yeung	-		-	-		-	-		-
Wing Cheung Yan	-		-	-		-	-		-
Tin Shun Lui	-		-	-		-	-		-
Wing Yan Lam	-		-	-		-	-		-
All directors and executive officers as a group (3 individuals):	12,000,000		100%	12,000,000		70.6%	12,000,000		67.6%
Other ≥ 5% Beneficial Owners	-		-	-		-	-		-
None.	-		-	-		-	-		-

(1)	Mr. Zhao holds these shares through Divine Star Ventures Limited and Radiant Global Ventures Limited, his holding companies organized in the British Virgin Islands. Mr. Zhao has the sole power to make voting and investment decisions with regard to these shares.

As used in this table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have “beneficial ownership” of any security that such person has the right to acquire within 60 days after such date.

The persons named above have full voting and investment power with respect to the shares indicated. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a “beneficial owner” of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as options or warrants to purchase our Ordinary Shares.

Major Shareholders

Other than as set forth above, there are no beneficial owners of 5% or more of our voting securities. The company is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. There are no arrangements, known to us, the operation of which may at a subsequent date result in a change in control of the company.

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RELATED PARTY TRANSACTIONS

Except as set forth below, during our preceding three financial years up to the date of this prospectus, there have been no transactions or loans between the company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence:

Private Placements

See “Description of Share Capital - History of Securities Issuances.”

Other Related Party Transactions

Nature of relationships with related parties

Name	Relationship
Mr. Zhao	Chairman and Executive Director of the Company
Mr. Ting Kin Cheung (“Mr. Cheung”)	Chief Executive Officer and Executive Director of the Company
Mr. Chin Hung Wong (“Mr. Wong”)*	Former Executive Director of Plutus Securities and Plutus Asset Management
Mr. Wie Hon Tan (“Mr. Tan”)	Executive Director of Plutus Securities and Plutus Asset Management
Aurum Hill Limited	Entity controlled by management of the Company
Plutus Guardians Fund SPC (“Fund SPC”) and its subsidiaries	Entity of which Plutus Asset Management holds management share

* Mr. Wong resigned as Executive Director of Plutus Securities and Plutus Asset Management in April 2022.

Balances with related parties

	As of December 31,
	2020	2021
	HKD’000	HKD’000
Loans to customers:
Mr. Cheung	-	6,080
Mr. Wong	387	956
Mr. Tan	-	156
Aurum Hill Limited	8,358	1,493

Payable to customers:
Mr. Zhao	561	709
Mr. Cheung	424	21

Amounts due from related parties:
Mr. Zhao	-	29,749
Fund SPC and its subsidiaries	721	649

Amount due to a related party:
Mr. Zhao	801	-

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Transactions with related parties

	For the year ended December 31,
	2020	2021
	HKD’000	HKD’000
Interest income:
Mr. Cheung	-	321
Aurum Hill Limited	237	225

Amounts due from related parties and to a related party are unsecured, non-interest bearing and repayable on demand. These balances are non-trade in nature.

Remuneration to Directors for the years ended December 31, 2020 and 2021 were:

	For the year ended December 31,
	2020	2021
	HKD’000	HKD’000
Salaries and other short term employee benefits	2,160	3,330
Payments to defined contribution pension schemes	36	53
	2,196	3,383

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act and the common law of the Cayman Islands.

As of the date of this prospectus, our company’s authorized share capital is US$30,300 divided into: (i) 300,000,000 Ordinary Shares with a par value of US$0.0001 per share; and (ii) 3,000,000 preferred shares with a par value US$0.0001 per share. As of the date of this prospectus, 12,000,000 Ordinary Shares are issued and outstanding and no preferred shares are issued and outstanding. All of our issued and outstanding Ordinary Shares are fully paid. Immediately upon the completion of this offering, there will be 17,000,000 Ordinary Shares outstanding, assuming the underwriter does not exercise the over-allotment option.

Our Memorandum and Articles

The following are summaries of material provisions of our amended and restated memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our Ordinary Shares.

Objects of Our Company. Under our amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by ordinary resolution declare a final dividend, but no dividend may exceed the amount recommended by our directors. Our amended and restated articles of association provides that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose subject to the restrictions of the Companies Act, provided that in no circumstances may we pay a dividend if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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Voting Rights. Any action required or permitted to be taken by the shareholders must be taken at a duly called and quorate annual or extraordinary general meeting of the shareholders entitled to vote on such action, or in lieu of a general meeting, be effected by a resolution in writing. On a show of hands each shareholder is entitled to one vote or, on a poll, each shareholder is entitled to one vote for each ordinary share, voting together as a single class, on all matters that require a shareholder’s vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10 percent of the paid-up voting share capital for the Company.

A quorum required for a meeting of shareholders consists of one or more shareholders present and holding at least a majority of the votes of the issued and outstanding voting shares in our company. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding no less than 10 percent of our paid voting share capital. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association. Holders of the Ordinary Shares may, among other things, divide or combine their shares by ordinary resolution.

Election of directors. Directors may be appointed by an ordinary resolution of our shareholder or by a resolution of the directors of the Company

Meetings of directors. At any meeting of directors, a quorum will be present if two directors are present, unless otherwise fixed by the directors. If there is a sole director, that director shall be a quorum. A person who holds office as an alternate director shall be counted in the quorum. A director who also acts as an alternate director shall be counted twice towards the quorum. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors.

Transfer of Ordinary Shares. Any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share whether or not it is fully paid up without assigning any reason for doing so.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 45 days in any year as our board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of Ordinary Shares shall be distributed among the holders of our shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

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Redemption of Shares. The Companies Act and our amended and restated articles of association permit us to purchase, redeem or otherwise acquire our own shares, subject to certain restrictions and requirements under the Companies Act, our amended and restated memorandum and articles of association and any applicable requirements imposed from time to time by the Nasdaq, the Securities and Exchange Commission. In accordance with our articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors. Under the Companies Act, the repurchase of any share may be paid out of our company’s profits, out of our share capital account or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or, subject to certain conditions, out of capital. If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be repurchased (1) unless it is fully paid up, (2) if such repurchase would result in there being no shares outstanding, and (3) unless the manner of purchase (if not so authorized under the amended and restated memorandum and articles of association) has first been authorized by a resolution of our shareholders. In addition, under the Companies Act, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Variations of Rights of Shares. The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Changes in the number of shares we are authorized to issue and those in issue. We may from time to time by resolution of shareholders in the requisite majorities:

●	increase or decrease the authorized share capital of our Company;

●	subdivide our authorized and issued shares into a larger number of shares; and

●	consolidate our authorized and issued shares into a smaller number of shares.

Issuance of Additional Shares. Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Inspection of Books and Records. Save for the list of the names of our current directors (and, where applicable, our current alternate directors) being made available for inspection by the Registrar of Companies in the Cayman Islands to any person upon payment of a fee by such person, holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Preferred Shares

As at the date of this prospectus, we have not issued any preferred shares. Under the amended and restated articles of association, before any Preferred Shares of any series are issued, our directors shall fix, by resolution of directors, the following provisions of such series:

●	the designation of such series and the number of Preferred Shares to constitute such series;

●	whether the shares of such series shall have voting rights, in addition to any voting rights provided by Companies Act, and, if so, the terms of such voting rights, which may be general or limited;

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●	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any Shares of any other class of Shares or any other series of Preferred Shares;

●	whether the Preferred Shares or such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

●	the amount or amounts payable upon Preferred Shares of such series upon, and the rights of the holders of such series in, a voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of the Company;

●	whether the Preferred Shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the Preferred Shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation of the retirement or sinking fund;

●	whether the Preferred Shares of such series shall be convertible into, or exchangeable for, Shares of any other class of Shares or any other series of Preferred Shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

●	the limitations and restrictions, if any, to be effective while any Preferred Shares or such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing Shares or Shares of any other class of Shares or any other series of Preferred Shares;

●	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional Shares, including additional shares of such series or of any other class of Shares or any other series of Preferred Shares; and

●	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions of any other class of Shares or any other series of Preferred Shares.

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that, for an exempted company that does not hold a license to carry on business in the Cayman Islands:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

●	an exempted company’s register of members is not required to be open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company is prohibited from making any invitation to the public in the Cayman Islands to subscribe for any of its securities;

●	an exempted company may not issue negotiable or bearer shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

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●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as an exempted limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this prospectus, we currently intend to comply with the Nasdaq Capital Market rules in lieu of following home country practice after the closing of this offering.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting from a merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

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Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto, which limits the circumstances in which a shareholder may bring a derivative action on behalf of the company or a personal action to claim loss which is reflective of loss suffered by the company) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

●	a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholder;

●	an irregularity in the passing of a resolution which requires a qualified majority;

●	an act purporting to abridge or abolish the individual rights of a member; and

●	an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

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Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of our directors and officers for costs, charges, expenses, losses, or damages incurred in their capacities as such unless such losses or damages arise from dishonesty, willful default or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we plan to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes the following duties to the company - a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association provide that, on the requisition of any shareholders who hold not less than 10 percent of the paid up voting share capital of the Company in respect to the matter for which the meeting is requested, our board of directors shall convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

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Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, any of our directors may be removed by ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

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Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Act, our amended and restated memorandum and articles of association may only be amended by special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Under our amended and restated memorandum and articles of association, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

History of Securities Issuances

The following is a summary of our securities issuances since our incorporation:

Ordinary Shares

The Company is authorized to issue 300,000,000 Ordinary Shares of $0.0001 par value and 3,000,000 preferred shares of $0.0001 par value. As of July 15, 2022, 12,000,000 Ordinary Shares were issued and outstanding.

Option Grants

We have not granted any options to purchase our Ordinary Shares.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, 17,000,000 Ordinary Shares will be outstanding, assuming the underwriters do not exercise their over-allotment option to purchase additional Ordinary Shares. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of Ordinary Shares in the public market could adversely affect prevailing market prices of the Ordinary Shares. Prior to this offering, there has been no public market for our Ordinary Shares. While we intend to list the Ordinary Shares on the Nasdaq Capital Market, we cannot assure you that a regular trading market will develop in the Ordinary Shares.

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Lock-Up Agreements

All of our directors, company officers, and holders of 10% or more of our Ordinary Shares have agreed with the underwriters not to, without the prior written consent of the representative, for a period of 6 months  following the consummation of this offering, offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, right or warrant to purchase, make any short sale, file a registration statement (other than a registration statement on Form S-8) with respect to, or otherwise dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests) any Ordinary Shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, Ordinary Shares or any substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of the effective date of this prospectus).

The following list of shareholders are subject to the 6-month days lock-up:

Name
Divine Star Ventures Limited (beneficial owner is Zhisheng Zhao)
Radiant Global Ventures Limited (beneficial owner is Zhisheng Zhao)

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. Generally, subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates solely by virtue of their status as an officer or director of us may, under Regulation S, resell their restricted shares in an “offshore transaction” if none of the seller, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States and, in the case of a sale of our restricted shares by an officer or director who is an affiliate of us solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of our restricted shares who will be an affiliate of us other than by virtue of his or her status as an officer or director of us.

We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Rule 144

All of our Ordinary Shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates are subject to additional restrictions under Rule 144. Our affiliates may only sell a number of restricted shares within any three-month period that does not exceed the greater of the following:

●	1% of the then outstanding Ordinary Shares, which will equal approximately Ordinary Shares immediately after this offering; or

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●	the average weekly trading volume of our Ordinary Shares on the Nasdaq Capital Market, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Ordinary Shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our Ordinary Shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following summary of material Cayman Islands, Hong Kong and U.S. federal income tax consequences of an investment in Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in Ordinary Shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to investors levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise is not party to any double tax treaties which are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required under Cayman Islands laws on the payment of a dividend or capital to any holder of Ordinary Shares, nor will gains derived from the disposal of Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Ordinary Shares or on an instrument of transfer in respect of our Ordinary Shares except those which hold interests in land in the Cayman Islands.

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Hong Kong Profits Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling our Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling our Ordinary Shares. Under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Ordinary Shares.

●	Revenues gains from the sale of our Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

●	Gains arising from the sale of Ordinary Shares, where the purchases and sales of the Ordinary Shares are effected outside of Hong Kong such as, for example, on Cayman Islands, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Ordinary Shares.

United States Federal Income Taxation Considerations

The following discussion is a summary of United States federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S. holder (as defined below) that acquires our Ordinary Shares in this offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, investors required to accelerate the recognition of any item of gross income with respect to our Ordinary Shares as a result of such income being recognized on an applicable financial statement, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax or any non-income tax (such as the U.S. federal gift or estate tax) considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code or applicable United States Treasury regulations.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Ordinary Shares.

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Sale or Other Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such Ordinary Shares. Any capital gain or loss will be long-term if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of individuals and other non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the Ordinary Shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. If a U.S. holder is not eligible for the benefits of the income tax treaty or fails to make the election to treat any gain as foreign source, then such U.S. holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the Ordinary Shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. holders are advised to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our Ordinary Shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the Ordinary Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our Ordinary Shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our Ordinary Shares, provided that the Ordinary Shares are regularly traded on the Nasdaq Capital Market.

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Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our Ordinary Shares will generally continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Ordinary Shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

If a U.S. holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. holder owns our Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws than the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed The Crone Law Group P.C., 500 Fifth Ave, Suite 938, New York, NY 10110 as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York in connection with this offering under the federal securities laws of the United States or the securities laws of any State in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York in connection with this offering under the securities laws of the State of New York.

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Harney Westwood & Riegels, our counsel as to Cayman Islands law, has advised us that it is uncertain whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. We have been further advised that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, a final and conclusive monetary judgment for a definite sum obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that:

(a)	the foreign court had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

(b)	the judgment given by the foreign court was not in respect of penalties, fines, taxes or similar fiscal or revenue obligations;
(c)	in obtaining judgment there was no fraud on the part of the person in whose favour judgment was given or on the part of the foreign court;

(d)	recognition or enforcement in the Cayman Islands would not be contrary to public policy; and

(e)	the proceedings pursuant to which judgment was obtained were not contrary to the principles of natural justice.

CFN Lawyers, our counsel as to Hong Kong law, has advised us that (1) it would be highly unlikely that the courts of Hong Kong would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, and (2) there is uncertainty as to whether the courts of Hong Kong would entertain original actions brought in Hong Kong against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

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UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below (collectively, the “underwriters”), where Pacific Century Securities is acting as the representative of the underwriters (the “Representative”) have severally agreed to purchase from us on a firm commitment basis the following respective number of Ordinary Shares at the public price less the underwriting discounts set forth on the cover page of this prospectus:

Name	Number of Ordinary Shares
Pacific Century Securities	5,000,000
-

Total	5,000,000

The underwriters are committed to purchase all the Ordinary Shares offered by us if any Ordinary Shares are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated. The underwriters are offering the Ordinary Shares subject to their acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions.

All sales of Ordinary Shares in the United States will be made through United States registered broker-dealers. Sales of Ordinary Shares made outside the United States may be made by affiliates of the underwriters.

The address of Pacific Century Securities is 60-20 Woodside Ave., Ste. 211, Queens, NY 11377.

Over-Allotment Option

If the underwriters sell more Ordinary Shares than the total number set forth in the table above, we have granted to the underwriters a 45-day option following the effective date of this prospectus to purchase up to 750,000 additional Ordinary Shares from us at the initial public offering price less the underwriting discounts and commissions, based on the assumed offering price of $5.00 per Ordinary Share. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional Ordinary Shares approximately proportionate to that underwriter’s initial purchase commitment. Any Ordinary Shares issued or sold under the option will be issued and sold on the same terms and conditions as the other Ordinary Shares that are the subject of this offering.

In connection with the offering, the underwriters may purchase and sell Ordinary Shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Ordinary Shares. They may also cause the price of the Ordinary Shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Discounts, Commissions, and Expenses

We have agreed to pay the underwriters a cash fee equal to seven (7%) of the aggregate gross proceeds raised in this offering.  The following table shows the price per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us.

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
Initial public offering price	$5.00	$25,000,000	$28,750,000
Underwriting discounts to be paid by us	0.35	1,750,000	2,012,500
Proceeds, before expenses, to us	$4.65	$23,250,000	$26,737,500

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We have agreed to pay reasonable and documented underwriters’ accountable expenses of up to $250,000, which includes, without limitation, (A) reasonable fees of legal counsel incurred by the underwriters in connection with the offering; (B) all third party due diligence include the cost of any background checks; (C) IPREO book-building and prospectus tracking software; (D) reasonable roadshow expenses; (E) preparation of bound volumes and Lucite cube mementos in such quantities as the underwriters including underwriter’s U.S. & local counsel shall reasonably request, and (F) background check consultant. The Company has advanced $80,000 to the Representative to partially cover its out-of-pocket expenses. The advance will be returned to the Company to the extent such out-of-pocket accountable expenses are not actually incurred, or are less than the advances in accordance with FINRA Rule 5110(g).

We have also agreed to pay the underwriters a non-accountable expense, equal to one percent (1.0%) of the gross proceeds received by us from the sale of our Ordinary Shares excluding shares sold pursuant to the exercise of the over-allotment option.

Right of First Refusal

Pacific Century Securities, LLC will receive a right of first refusal in connection with this offering, which covers all investment banking services for twelve (12) months, including (a) acting as lead manager for any underwritten public offering; and (b) acting as placement agent or initial purchaser in connection with any private offering.

Electronic Offer, Sale and Distribution of Ordinary Share

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of Ordinary Shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the Representative to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

Lock-up Agreements

We, each of our directors and officers and holders of ten percent or more of our Ordinary Shares on a fully diluted basis immediately prior to the consummation of this offering have agreed or are otherwise contractually restricted for a period of six (6) months after the consummation of the offering, without the prior written consent of the Representative not to directly or indirectly:

●	issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our Ordinary Share or other capital stock or any securities convertible into or exercisable or exchangeable for our Ordinary Share or other capital stock;

●	in the case of us, file or cause the filing of any registration statement under the Securities Act with respect to any shares of Ordinary Share or other capital stock or any securities convertible into or exercisable or exchangeable for Ordinary Share or other capital stock, other than registration statements on Form S-8 filed with the SEC after the closing date of this offering; or

●	enter into any swap or other agreement, arrangement, hedge or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our Ordinary Share or other capital stock or any securities convertible into or exercisable or exchangeable for Ordinary Share or other capital stock, whether any transaction described in any of the foregoing bullet points is to be settled by delivery of our Ordinary Share or other capital stock, other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing.

There are no existing agreements between the underwriters and any person who will execute a lock-up agreement in connection with this offering providing consent to the sale of shares prior to the expiration of the lock-up period. The lock up does not apply to the issuance of shares upon the exercise of rights to acquire Ordinary Shares pursuant to any existing stock option or the conversion of any of our preferred convertible stock.

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Stabilization

Prior to this offering, there has been no public market for our Ordinary Shares. Consequently, the initial public offering price for our Ordinary Shares will be determined by negotiations among us and the Representative. Among the factors to be considered in determining the initial public offering price are our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. Neither we nor the underwriters can assure investors that an active trading market will develop for Ordinary Shares, or that our Ordinary Shares will trade in the public market at or above the initial public offering price.

We plan to have our Ordinary Shares approved for listing on the Nasdaq Capital Market under the symbol “_______.”

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

●	Over-allotment involves sales by the Underwriter of the Ordinary Share in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

●	Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of our Ordinary Share available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Ordinary Share originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

●	In passive market making, market makers in the shares who are the underwriters or prospective underwriter may, subject to limitations, make bids for or purchases of our Ordinary Share until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the Ordinary Shares or preventing or retarding a decline in the market price of Ordinary Shares. As a result, the price of Ordinary Shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq or otherwise, and, if commenced, may be discontinued at any time.

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A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of Ordinary Shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Investors

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area, an offer of Ordinary Shares described in this prospectus may not be made to the public in that member state unless the prospectus has been approved by the competent authority in such member state or, where appropriate, approved in another member state and notified to the competent authority in that member state, all in accordance with the Prospectus Regulation, except that an offer to the public in that member state of any Ordinary Shares may be made at any time under the following exemptions under the Prospectus Regulation:

●	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

●	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

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●	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Ordinary Shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For purposes of this provision, the expression an “offer of securities to the public” in any member state means the communication in any form and by any means of sufficient information on the terms of the offer and the Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Ordinary Shares and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The sellers of the Ordinary Shares have not authorized and do not authorize the making of any offer of Ordinary Shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the Ordinary Shares as contemplated in this prospectus. Accordingly, no purchaser of the Ordinary Shares, other than the underwriters, is authorized to make any further offer of the Ordinary Shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors as defined in the Prospectus Regulation that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the Ordinary Shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The Ordinary Shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the Ordinary Shares has been or will be:

●	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

●	used in connection with any offer for subscription or sale of the Ordinary Shares to the public in France.

Such offers, sales and distributions will be made in France only:

●	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

●	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

●	in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The Ordinary Shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

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Notice to Prospective Investors in Switzerland

This document, as well as any other offering or marketing material relating to the Ordinary Shares which are the subject of the offering contemplated by this prospectus, neither constitutes a prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations nor a simplified prospectus as such term is understood pursuant to article 5 of the Swiss Federal Act on Collective Investment Schemes. Neither the Ordinary Shares nor the shares underlying the Ordinary Shares will be listed on the SIX Swiss Exchange and, therefore, the documents relating to the Ordinary Shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The Ordinary Shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the Ordinary Shares with the intention to distribute them to the public. The investors will be individually approached from time to time. This document, as well as any other offering or marketing material relating to the Ordinary Shares, is confidential and it is exclusively for the use of the individually addressed investors in connection with the offer of the Ordinary Shares in Switzerland and it does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in or from Switzerland.

Notice to Prospective Investors in Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the Ordinary Shares.

The Ordinary Shares are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for the Ordinary Shares, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, the Ordinary Shares shall be deemed to be made to such recipient and no applications for the Ordinary Shares will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for the Ordinary Shares you undertake to us that, for a period of 12 months from the date of issue of the Ordinary Shares, you will not transfer any interest in the Ordinary Shares to any person in Australia other than to a wholesale client.

Notice to Prospective Investors in Hong Kong

The Ordinary Shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made thereunder.

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Notice to Prospective Investors in Japan

The Ordinary Shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The Ordinary Shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Ordinary Shares may not be circulated or distributed, nor may the Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the Ordinary Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

●	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

●	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Ordinary Shares pursuant to an offer made under Section 275 of the SFA except:

●	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than US$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

●	where no consideration is or will be given for the transfer; or

●	where the transfer is by operation of law.

Notice to Prospective Investors in Canada

The Ordinary Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Ordinary Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

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Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the Cayman Islands

This prospectus does not constitute a public offer of the Ordinary Shares or Ordinary Shares, whether by way of sale or subscription, in the Cayman Islands. Ordinary Shares or Ordinary Shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Notice to Prospective Investors in the PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and our Ordinary Shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any residents of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, the PRC does not include Taiwan, Hong Kong or Macau.

Notice to Prospective Investors in Taiwan

The Ordinary Shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Ordinary Shares in Taiwan.

Notice to Prospective Investors in Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Notice to Prospective Investors in Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the Ordinary Shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait. Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof nor distribute the same to any other person in Kuwait and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the Ordinary Shares.

111

Notice to Prospective Investors in the United Arab Emirates

The Ordinary Shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

Notice to Investors in the Dubai International Financial Centre

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The Ordinary Shares to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Ordinary Shares offered should conduct their own due diligence on the Ordinary Shares. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to Prospective Investors in Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser.

EXPENSES RELATING TO THIS OFFERING

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of Ordinary Shares being registered. All amounts are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority filing fee and the Nasdaq Capital Market listing fee.

SEC registration fee	$10,000
FINRA filing fee	10,000
Nasdaq Capital Market listing fee	50,000
Legal fees and expenses	329,000
Accounting fees and expenses	260,000
Consultant fees	250,000
Underwriter’s expenses	250,000
Transfer agent fee, financial printing and miscellaneous expenses	81,000
Total	$1,240,000

LEGAL MATTERS

The validity of the Ordinary Shares and certain other legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by The Crone Law Group, P.C. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Sichenzia Ross Ference LLP. The validity of the Ordinary Shares offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Harney Westwood & Riegels. Legal matters as to Hong Kong law will be passed upon for us by CFN Lawyers and for the underwriters by _________.

112

EXPERTS

The consolidated financial statements as of and for the years ended December 31, 2020 and 2021 included in this prospectus have been audited by WWC, P.C., an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements). Such financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The main office of WWC, P.C. is located at 2010 Pioneer Court, San Mateo, CA 94403.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form F-1, including relevant exhibits, with the SEC under the Securities Act with respect to the underlying Ordinary Shares represented by the Ordinary Shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our Ordinary Shares.

We are subject to periodic reporting and other information requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated combined financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of Ordinary Shares and, if we so request, will mail to all record holders of Ordinary Shares the information contained in any notice of a shareholders’ meeting received by the depositary from us.

113

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

PLUTUS FINANCIAL GROUP LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2020 AND 2021

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Plutus Financial Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Plutus Financial Group Limited and its subsidiaries (the “Company”) as of December 31, 2020, and 2021, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID: 1171

We have served as the Company’s auditor since 2022

San Mateo, California

July 18, 2022

F-2

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amount in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2020	2021	2021
	HKD’000	HKD’000	US$’000
Assets
Current assets:
Cash and cash equivalents	17,314	12,611	1,617
Cash segregated for regulatory purpose	14,286	4,164	534
Loans to customers, net of allowance of nil as of December 31, 2020 and 2021	20,849	63,209	8,104
Loans to customers - related parties, net of allowance of nil as of December 31, 2020 and 2021	8,745	8,685	1,114
Receivables from:
Customers, net of allowance of nil as of December 31, 2020 and 2021	1,530	3,079	395
Broker-dealers, net of allowance of nil as of December 31, 2020 and 2021	292	341	44
Prepaid expenses and other current assets	480	507	65
Amount due from related parties	721	30,398	3,897
Total current assets	64,217	122,994	15,770

Non-current assets:
Property, plant and equipment, net	340	38	5
Right-of-use assets	2,512	1,172	150
Intangible asset	600	600	77
Deferred tax assets	357	329	43
Refundable deposit	205	205	26
Total non-current assets	4,014	2,344	301
TOTAL ASSETS	68,231	125,338	16,071

Liabilities and Stockholders’ Equity
Current liabilities:
Payables to:
Customers	10,549	4,573	586
Customers - related parties	985	730	94
Clearing organizations	1,210	2,435	312
Accruals and other current liabilities	121	5,218	669
Amount due to a related party	801	-	-
Lease liabilities - current	1,455	1,172	150
Income taxes payable	1,530	5,737	736
Total current liabilities	16,651	19,865	2,547

Non-current liability:
Lease liabilities - non-current	1,057	-	-
Total non-current liability	1,057	-	-
TOTAL LIABILITIES	17,708	19,865	2,547

Commitments and contingencies	-	-	-
Shareholders’ equity
Preferred shares US$0.0001 par value per share; 3,000,000 authorized; nil share issued and outstanding as of December 31, 2020 and 2021, respectively* Ordinary shares US$0.0001 par value per share; 300,000,000 authorized; 12,000,000 shares issued and outstanding as of December 31, 2020 and 2021, respectively*	9	9	1
Additional paid-in capital	43,000	76,477	9,805
Retained earnings	7,514	28,987	3,718
Total shareholders’ equity	50,523	105,473	13,524

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	68,231	125,338	16,071

*	Giving retroactive effect to the issuance of ordinary share effected on July 15, 2022 which are detailed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

F-3

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Amount in thousands, except for share and per share data, or otherwise noted)

	For the year ended December 31,
	2020	2021	2021
	HKD’000	HKD’000	US$’000

Revenues:
Securities brokerage commission and handling fee	210	3,227	415
Underwriting and placing services fee	22,074	33,028	4,235
Asset management fee	99	2,897	371
Interest income	1,524	5,154	661
Total revenues	23,907	44,306	5,682

Expenses:
Commission expenses	-	1,378	178
Compensation and benefits	4,883	6,858	879
Advertising and marketing	45	4,500	577
Depreciation	1,304	302	39
General and administrative	3,845	5,826	748
Total expenses	10,077	18,864	2,421

Income from operations	13,830	25,442	3,261

Other income (expense):
Other income	569	268	34
Interest expense	(30)	-	-
Other income, net	539	268	34

Income before income taxes	14,369	25,710	3,295

Income tax expense	2,301	4,237	543

Net income and total comprehensive income	12,068	21,473	2,752

Net income per share attributable to ordinary shareholders
Basic and diluted*	1.01	1.79	0.23
Weighted average number of ordinary shares used in computing net income per share
Basic and diluted*	12,000,000	12,000,000	12,000,000

*	Giving retroactive effect to the issuance of ordinary share effected on July 15, 2022 which are detailed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

F-4

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amount in thousands, except for share and per share data, or otherwise noted)

	Ordinary shares		Additional	Retained earnings	Total
	No of shares	Amount	paid-in capital	(accumulated losses)	shareholders’ equity
		HKD’000	HKD’000	HKD’000	HKD’000

Balance as of January 1, 2020	12,000,000	9	35,000	(4,554)	30,455
Shareholder’s contribution	-	-	8,000	-	8,000
Net income	-	-	-	12,068	12,068

Balance as of December 31, 2020	12,000,000	9	43,000	7,514	50,523
Shareholder’s contribution	-	-	33,477	-	33,477
Net income	-	-	-	21,473	21,473

Balance as of December 31, 2021	12,000,000	9	76,477	28,987	105,473

*	Giving retroactive effect to the issuance of ordinary share effected on July 15, 2022 which are detailed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

F-5

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in thousands, except for share and per share data, or otherwise noted)

	For the year ended December 31,
	2020	2021	2021
	HKD’000	HKD’000	US$’000
Operating activities
Net income	12,068	21,473	2,752
Adjustment:
Depreciation	1,304	302	39
Changes in operating assets and liabilities:
Loans to customers	(29,594)	(42,300)	(5,423)
Receivables from customers and broker-dealers	3,700	(1,598)	(205)
Prepaid expenses and other current assets	(3)	(27)	(3)
Deferred tax assets	771	28	4
Payables to customers and clearing organizations	10,349	(5,006)	(642)
(Repayment to)/ advance from related parties	(3,454)	72	9
Accruals and other current liabilities	(287)	5,097	655
Income taxes payable	1,530	4,207	539
Cash used in operating activities	(3,616)	(17,752)	(2,275)

Investing activities
Purchase of property, plant and equipment	(18)	-	-
Cash used in investing activities	(18)	-	-

Financing activities
Proceeds from shareholder’s contribution	8,000	33,477	4,292
Advance to a related party	-	(36,025)	(4,619)
Repayment from a related party	-	5,475	702
Cash provided by financing activities	8,000	2,927	375

Foreign currency effect	-	-	(25)
Net change in cash, cash equivalents and cash segregated for regulatory purpose	4,366	(14,825)	(1,925)
Cash, cash equivalents and cash segregated for regulatory purpose at beginning of the year	27,234	31,600	4,076
Cash and cash equivalents and cash segregated for regulatory purpose at the end of the year	31,600	16,775	2,151

Supplementary Cash Flows Information
Cash paid for interest	30	-	-
Cash paid for income taxes	-	-	-
Non-cash investing and financing activities:
Supplemental schedule of non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	2,512	-	-

The accompanying notes are an integral part of these consolidated financial statements.

F-6

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Plutus Financial Group Limited (the “Company”) was incorporated in the Cayman Islands on January 12, 2022 as an investment holding company. The Company conducts its primary operations through its indirectly wholly-owned subsidiaries that are incorporated and domiciled in Hong Kong, namely: 1.) Plutus Securities Limited (“Plutus Securities”) which is licensed with the Securities and Futures Commission of Hong Kong (“SFC”) to carry out Type 1 (dealing in Securities) regulated activities and mainly offers securities dealings and brokerage services, underwriting and placing services and other financing services; and 2.) Plutus Asset Management Limited (“Plutus AM”) which is licensed with the SFC to carry out Type 4 (advising on securities) and Type 9 (asset management) regulated activities in Hong Kong and mainly offer (i) asset management services and (ii) investment advisory services to customers. The Company holds Plutus Securities and Plutus AM via two wholly-owned subsidiaries, namely Plutus Investment Holdings Group Limited (“Plutus IH Group”) and Plutus Investment Holdings International Limited (“Plutus IH Int’l”), respectively, both of which were incorporated and are domiciled in the British Virgin Islands.

The Company generates brokerage commission income by enabling its customers to trade on multiple exchanges around the world; commission income by underwriting and placing securities for its customers; and asset management fee by providing investment advisory services to its customers.

Details of the Company and its subsidiaries are set out in the table as follows:

	Date of	Percentage of effective ownership December 31,		Place of	Principal
Name	incorporation	2020	2021	incorporation	activities
Plutus Financial Group Limited	January 12, 2022	N/A	N/A	Cayman Islands	Investment holding
Plutus Investment Holdings Group Limited	February 8, 2022	100%	100%	The British Virgin Islands	Investment holding
Plutus Investment Holdings International Limited	February 8, 2022	100%	100%	The British Virgin Islands	Investment holding
Plutus Securities Limited	April 20, 2018	100%	100%	Hong Kong	Securities dealings and brokerage, underwriting and placing services
Plutus Asset Management Limited	April 20, 2018	100%	100%	Hong Kong	Asset management
Plutus Asset Management Cayman Limited	August 30, 2018	100%	100%	Cayman Islands	Investment holding
Plutus Financial Holdings Limited	March 19, 2019	100%	100%	Hong Kong	Investment holding
Plutus Financial Holdings Limited	February 11, 2019	100%	100%	The British Virgin Islands	Investment holding

F-7

Reorganization

Pursuant to a group reorganization (“Group Reorganization”) that took place on July 15, 2022 (“Closing Date”), the former sole shareholder of Plutus Securities and Plutus AM, namely Mr. Zhisheng Zhao (“Mr. Zhao”) transferred all the issued shares of Plutus Securities and Plutus AM to Plutus IH Group and Plutus IH Int’l, respectively, which are both wholly-owned by the Company, in consideration of the Company allotting and issuing 12,000,000 ordinary shares to two private companies wholly-owned by Mr. Zhao, credited as fully paid. Following such share exchanges, Plutus Securities and Plutus AM became the Company’s indirectly wholly-owned subsidiaries, whereas Mr. Zhao became the ultimate controlling shareholder of the Company holding the entire issued share capital of the Company.

The Group Reorganization has been accounted for as a reverse acquisition whereby Plutus Securities and Plutus AM are deemed to be the accounting acquirers (legal acquirees) and the Company to be the accounting acquiree (legal acquirer). The financial statements before the Group Reorganization are those of Plutus Securities and Plutus AM on a combined basis with the results of the Company being consolidated from the Closing Date. The equity section and earnings per share of the Company have been retroactively restated to reflect the reverse acquisition and no goodwill has been recorded.

The accompanying financial statements are presented assuming that the existing group structure was an existence at the beginning of the first period presented.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the regulations of the Securities and Exchange Commission.

Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions, if any, and balances due to, due from, long-term investment subsidiary, and registered paid in capital have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for doubtful accounts, useful lives and impairment for property, plant and equipment, fair value of financial instruments and contingencies. Actual results could vary from the estimates and assumptions that were used.

Foreign currency translation and transaction and convenience translation

The accompanying consolidated financial statements are presented in the Hong Kong dollar (“HKD”), which is the reporting currency of the Company. HKD is also the functional currency of the Company’s operating subsidiaries.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Translation gains and losses are recognized in the consolidated statements of income and comprehensive income as other comprehensive income or loss. Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the consolidated statements of income and comprehensive income as other income (expense).

F-8

Translations of the consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from HKD into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the reader and were calculated at the rate of US$1 = HKD7.7996, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2021.

Fair Value Measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Based on the short-term nature of cash and cash equivalents, cash segregated for regulatory purpose, loans to customers, loans to customers - related parties, receivables from customers and broker-dealers, amount due from related parties, prepaid expenses and other current assets, payables to customers, payables to customers - related parties, and clearing organizations, accruals and other current liabilities, income taxes payable and amount due to a related party has determined that the carrying value approximates their fair values. The carrying amount of operating lease liabilities approximate their fair values since they bear an interest rate which approximates market interest rates.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and deposit placed with banks, which are unrestricted as to withdrawal and use. The Company does not have any cash equivalents as of December 31, 2020 and 2021. The Company maintains its cash in bank deposit accounts which at times may exceed insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

F-9

Cash segregated for regulatory purpose

Pursuant to the Securities and Futures (Client Money) Rule under the Hong Kong Securities and Futures Ordinance, the Company maintains cash in segregated bank accounts with banks for the exclusive benefit of clients. The Company has classified such cash in segregated bank accounts as cash segregated for regulatory purpose under the assets section in the consolidated balance sheets and recognized the corresponding accounts payable to the respective customers under the liabilities section.

Loans to customers

Loans primarily include margin loans and Initial Public Offering (“IPO”) loans extended to customers, collateralized by customers’ securities and are carried at the amount receivable net of an allowance for expected credit losses. Collateral is required to be maintained at specified minimum levels at all times. The Company monitors margin levels and requires customers to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes. The Company applies the practical expedient based on collateral maintenance provisions under Accounting Standards Codification (ASC) 326, Financial Instruments – Credit Losses, in estimating an allowance for credit losses for loans. In accordance with the practical expedient, when the Company reasonably expects that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of credit losses when the collateral’s fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion. For the year ended December 31, 2020 and 2021, expected credit loss expense of HK$ nil resulting from the assessment of credit losses for loans under ASC Topic 326 at year-end.

An allowance for credit losses on unsecured or partially secured receivables from customers is estimated based on the aging of those receivables. Unsecured balances due to confirmed fraud are reserved immediately. The Company’s policy is to charge off any delinquent margin loans, including the accrued interest on such loans, no later than at 90 days past due. Accrued interest charged off is recognized as credit loss expense and is included in other expenses in the consolidated statements of income. Clients with margin loans have agreed to allow the Company to pledge collateralized securities in accordance with applicable regulations. The collateral is not reflected in the consolidated financial statements.

Receivables

Receivables from and payables to customers include (i) amounts due on brokerage transactions on a trade-date basis; and (ii) interest receivable from customers which is calculated based on the contractual interest rate of margin and IPO loans and is recorded as interest income as earned.

Receivables from broker-dealers represent the receivable on trades that not withdrawn by the Company.

Payables to clearing organizations include those arising from unsettled trades on a trade-date basis. Clearing house receivables typically represent the proceeds receivable on trades that have yet to settle and are usually settled within two days.

The Company’s policy is to net the receivables from and payables to clearing organizations that meet the offsetting requirements prescribed in ASC Topic 210-20.

Interest receivable from customers is calculated based on the contractual interest rate of margin and IPO loans and is recorded as interest income as earned.

The receivable balances will be written off to the extent that there is no realistic prospect of recovery. This is generally the case when the Company determines that the customer does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

Refundable deposit

As a clearing member firm of Hong Kong Exchanges and Clearing Limited (“HKEx”), the Company is exposed to clearing member credit risk.

F-10

HKEx requires member firms to deposit cash to a clearing fund. If a clearing member defaults in its obligations to clearing organizations in an amount larger than its own margin and clearing fund deposits, the shortfall is absorbed pro rata from the deposits of the other clearing members. HKEx has the authority to assess their members for additional funds if the clearing fund is depleted. A large clearing member default could result in a substantial cost if the Company is required to pay such additional funds.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Leasehold improvements	Shorter of the lease terms or the estimated useful lives of the assets
Furniture and fixtures	3 years
Equipment	3 years

Expenditure for repair and maintenance costs, which do not materially extend the useful lives of the assets, are charged to expenses as incurred, whereas the expenditure for major renewals and betterment that substantially extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income and other comprehensive income.

Intangible assets

Intangible assets are originally recognized at cost. The useful lives of intangible assets are assessed to be either finite or indefinite. The Company’s intangible assets consist of eligibility rights to trade on or through The Stock Exchange of Hong Kong Limited. Management has determined that such assets have indefinite useful lives. These intangible assets are not amortized and tested for impairment annually either individually or at the cash-generating unit level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized as of December 31, 2020 and 2021.

Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter. There were no material commitments or contingencies as of December 31, 2020 and 2021.

F-11

Revenue recognition

In May 2014, the FASB issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company currently generates its revenue from the following main sources:

Securities brokerage commissions and handling fee

Securities brokerage commission income earned for executing and/or clearing trades for customers in individual equities is recognized and accrued on a trade-date basis, and is recognized at a point in time (trade date) when the transactions are executed. The Company acts as an agent and commission income is directly charged from the customer’s account when the transactions are executed.

Handling fee income earned from providing services such as settlement, subscription and dividend collection handling and is recognized and accrued on a trade-date basis, and is recognized at a point in time when the transactions are executed. The Company acts as an agent and handling fee income is directly charged from the customer’s account when the transactions are executed.

Underwriting and placing services

Underwriting and placing commission income is recognized at a point in time when the transaction is completed under the respective engagement terms. The Company acts as an agent and the contractual   payment terms are typically due in no more than 30 days from invoicing. Underwriting and placing commission income is due and paid within the specified terms of payment.

Asset management and advisory fee

Revenue from asset management and advisory services is primarily in connection with (i) services as an investment manager or an advisor from funds or investments; and (ii) fund subscription services to customers. The Company’s management services rendered to customers, which are recorded over the period of service provided. Subscription fee charged to customers for subscription of funds is recognized at a point in time. Asset management and advisory service fee is charged by the Company to funds monthly and collected directly out of custodial accounts. Fund subscription fee is charged by the Company to funds when the subscription of funds is completed, and typically due in no more than 30 days from invoicing  . Asset management and advisory fee is due and paid within the specified terms of payment.

Interest income

The Company earns interest income primarily from its margin and IPO financing offered by the Company to customers. Revenue is recognized over the period that the margin loans are outstanding. The Company acts as an agent and interest income is directly charged from the customer’s account monthly or when customers repay the principal amount of margin and IPO financing.

There were no contract asset or contract liability balances as of December 31, 2020 and 2021.

Other income

Interest income is mainly generated from savings and time deposits and is recognized on an accrual basis using the effective interest method.

Government grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and the grants will be received.

Government grants are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the grants are intended to compensate.

Government grants related to income that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs are recognized in profit or loss in the period in which they become receivable. Such grants are presented under other income.

Commission expenses

Commission expenses for executing and /or clearing transactions are accrued on a trade-date basis and are expensed as incurred.

Advertising and marketing expenses

Advertising and marketing expenses mainly consists of advertising, promotion and marketing expenses.

General and administrative expenses

General and administrative expenses mainly consist of staff cost, lease expense, office supplies and upkeep expenses, legal and professional fees, and other miscellaneous administrative expenses.

Operating leases

The Company is a lessee of non-cancellable operating leases for office. The Company determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease’s commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term in calculating the right-of-use (“ROU”) assets and liabilities.

The Company may recognize the lease payments in the consolidated statements of income and other comprehensive income on a straight-line basis over the lease terms and variable lease payments in the periods in which the obligations for those payments are incurred, if any. The lease payments under the lease arrangements are fixed.

The Company did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2020 and 2021, the Company did not have any impairment loss against its operating lease right-of-use assets.

F-12

Employee Benefits

All salaried employees of the Company in Hong Kong are enrolled in a Mandatory Provident Fund Scheme (“MPF scheme”) scheme under the Hong Kong Mandatory Provident Fund Schemes Ordinance, within two months of employment. The MPF scheme is a defined contribution retirement plan administered by an independent trustee. The Company makes regular contributions of 5% of the employee’s relevant income to the MPF scheme, subject to a maximum of HKD1,500 per month. Contributions to the plan vest immediately. The Company recorded MPF expense of HKD148,000 and HKD185,000 for the years ended December 31, 2020 and 2021, respectively.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes”, prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income and other comprehensive income for the years ended December 31, 2020 and 2021, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2020 and 2021, there were no dilutive shares.

Recent accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

F-13

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments - Credit Losses - Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The Company has not early adopted this update and it will become effective on January 1, 2023. The Company is still evaluating the impact of accounting standard of credit losses on the Company’s consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification. That reduce the likelihood that the disclosure requirement would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. ASU 2020-10 is effective for the Company for annual and interim reporting periods beginning January 1, 2022. Early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

3.	SEGMENT INFORMATION

The Company has two reportable segments: securities related services and asset management services. Segments were identified based on the Company’s internal reporting and how the chief operating decision maker (“CODM”) assesses the performance of the business. The securities related services segment generated commission by offering securities dealing and brokerage services, securities underwriting and placing services and other financing services. The asset management services segment generated asset management fee by providing asset management services and investment advisory services.

F-14

Key financial performance measures of the segments are as follows:

Year ended December 31, 2020

	Securities related services segment	Asset management services segment	Corporate	Total
	HKD’000	HKD’000	HKD’000	HKD’000

Revenues	23,808	99	-	23,907
Compensation and benefits	-	-	(4,883)	(4,883)
Advertising and marketing	-	-	(45)	(45)
Depreciation	-	-	(1,304)	(1,304)
General and administrative	(2,320)	(242)	(1,283)	(3,845)
Other income (expense)	539	-	-	539

Income (loss) before income taxes	22,027	(143)	(7,515)	14,369

Total assets	60,105	5,274	2,852	68,231
Total liabilities	(14,823)	(373)	(2,512)	(17,708)

Net assets	45,282	4,901	340	50,523

Year ended December 31, 2021

	Securities related services segment	Asset management services segment	Corporate	Total
	HKD’000	HKD’000	HKD’000	HKD’000

Revenues	41,409	2,897	-	44,306
Commission expenses	(1,378)	-	-	(1,378)
Compensation and benefits	-	-	(6,858)	(6,858)
Advertising and marketing	-	-	(4,500)	(4,500)
Depreciation	-	-	(302)	(302)
General and administrative	(3,213)	(1,173)	(1,440)	(5,826)
Other income (expense)	268	-	-	268

Income (loss) before income taxes	37,086	1,724	(13,100)	25,710

Total assets	117,172	6,956	1,210	125,338
Total liabilities	(13,176)	(848)	(5,841)	(19,865)

Net assets	103,996	6,108	4,631	105,473

F-15

4.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Financial assets and financial liabilities not measured at fair value

The following table presents information about the carrying value, fair value, and fair value hierarchy category of financial assets and liabilities that are not recorded at fair value in the Company’s consolidated balance sheets. Because of their being short term in nature, management believes these financial assets and liabilities’ carrying values approximate their fair value.

	As of December 31, 2020
	Carrying value	Level 1	Level 2	Level 3
	HKD’000	HKD’000	HKD’000	HKD’000
Financial assets not measured at fair value
Cash and cash equivalents	17,314	17,314	-	-
Cash segregated for regulatory purpose	14,286	14,286	-	-
Loans to customers	20,849	-	20,849	-
Loans to customers - related parties	8,745	-	8,745	-
Receivables:
Customers	1,530	-	1,530	-
Broker-dealers	292	-	292	-
Amount due from related parties	721	-	721	-
Total financial assets not measured at fair value	63,737	31,600	32,137	-

	As of December 31, 2020
	Carrying value	Level 1	Level 2	Level 3
	HKD’000	HKD’000	HKD’000	HKD’000
Financial liabilities not measured at fair value
Payables to:
Customers	10,549	-	10,549	-
Customers - related parties	985	-	985	-
Clearing organizations	1,210	-	1,210	-
Amount due to a related party	801	-	801	-
Operating lease liabilities	2,512	-	2,512	-
Total financial liabilities not measured at fair value	16,057	-	16,057	-

	As of December 31, 2021
	Carrying value	Level 1	Level 2	Level 3
	HKD’000	HKD’000	HKD’000	HKD’000
Financial assets not measured at fair value
Cash and cash equivalents	12,611	12,611	-	-
Cash segregated for regulatory purpose	4,164	4,164	-	-
Loans to customers	63,209	-	63,209	-
Loans to customers - related parties	8,685	-	8,685	-
Receivables:
Customers	3,079	-	3,079	-
Broker-dealers	341	-	341	-
Amount due from related parties	30,398	-	30,398	-
Total financial assets not measured at fair value	122,487	16,775	105,712	-

	As of December 31, 2021
	Carrying value	Level 1	Level 2	Level 3
	HKD’000	HKD’000	HKD’000	HKD’000
Financial liabilities not measured at fair value
Payables to:				-
Customers	4,573	-	4,573	-
Customers - related parties	730	-	730	-
Clearing organizations	2,435	-	2,435	-
Lease liabilities	1,172	-	1,172	-
Total financial liabilities not measured at fair value	8,910	-	8,910	-

There was no transfer between any levels during the years ended December 31, 2020 and 2021.

5.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consists of the following:

	As of December 31,
	2020	2021
	HKD’000	HKD’000

Leasehold improvements	2,260	2,260
Office equipment	531	531
Sub-total	2,791	2,791
Less: accumulated depreciation	(2,451)	(2,753)
Property, plant and equipment, net	340	38

Depreciation expenses were approximately HKD1,304,000 and HKD302,000 and for the years ended December 31, 2020 and 2021, respectively.

F-16

6.	RIGHT OF USE ASSETS AND LEASE LIABILITIES

The Company’s ROU assets and operating lease liabilities recognized in the consolidated balances sheets consist of the following:

	As of December 31,
	2020	2021
	HKD’000	HKD’000

Operating lease ROU assets	2,512	1,172

	As of December 31,
	2020	2021
	HKD’000	HKD’000
Operating lease liabilities
Current portion	1,455	1,172
Non-current portion	1,057	-
Total	2,512	1,172

	As of December 31,
	2020	2021
Operating leases:
Weighted average remaining lease term (years)	2	1
Weighted average discount rate	5.38%	5.25%

During the year ended December 31, 2020 and 2021, the Company incurred lease expense of approximately HKD1,283,000 and HKD1,440,000, respectively.

The maturity analysis of the Company’s non-cancelable operating lease obligations as of December 31, 2021 is as follows:

Operating leases
HKD’000

Year ending December 31, 2022	1,200
Total undiscounted lease obligations	1,200
Less: imputed interest	(28)
Lease liabilities recognized in the consolidated balance sheet	1,172

7.	LOANS to customers

	As of December 31,
	2020	2021
	HKD’000	HKD’000

Margin loans	23,151	71,894
IPO loans	6,443	-
	29,594	71,894

F-17

8.	PREPAID EXPENSES AND other CURRENT assets

	As of December 31,
	2020	2021
	HKD’000	HKD’000

Prepaid expenses	78	105
Refundable lease and other deposits	402	402
	480	507

9.	accruals and other current liabilities

	As of December 31,
	2020	2021
	HKD’000	HKD’000

Accrued payroll and welfare expenses	-	669
Accrued advertising and promotion expenses	-	4,000
Other accruals and payables	121	549
	121	5,218

F-18

10.	DISAGGREGATED REVENUE

The following is the Company’s revenue from contracts with customers that are recognized at a point in time, in accordance with ASC Topic 606, by major transactional based services:

	For the year ended December 31,
	2020	2021
	HKD’000	HKD’000

Securities brokerage services
Securities brokerage commission income	192	2,037
Securities brokerage handling fee	18	1,190
	210	3,227

Underwriting and placing services
Underwriting commission income	9,104	7
Placing commission income	12,970	33,021
	22,074	33,028

Asset management services
Fund subscription fee	99	-

Total revenues	22,383	36,255

The following is the Company’s revenue from contracts with customers for services recognized over a period of time in accordance with ASC Topic 606, by major service type:

	For the year ended December 31,
	2020	2021
	HKD’000	HKD’000
Interest income
Margin financing	1,473	4,818
IPO financing	51	336
	1,524	5,154

Asset management services
Management fee income	-	2,897
Total revenues	1,524	8,051

11.	INCOME TAX EXPENSE

Cayman Islands and British Virgin Islands

The Company and its subsidiaries, Plutus IH Group and Plutus IH Int’l are domiciled in the Cayman Islands and the British Virgin Islands, respectively. Both localities currently enjoy permanent income tax holidays; accordingly, the Company, Plutus IH Group and Plutus IH Int’l do not accrue for income taxes.

Hong Kong

Under the Inland Revenue Ordinance of Hong Kong, only profits arising in or derived from Hong Kong are chargeable to Hong Kong profits tax, whereas the residence of a taxpayer is not relevant. Therefore, the Company’s operating subsidiaries, namely Plutus Securities and Plutus AM, are generally subject to Hong Kong income tax on its taxable income derived from the trade or businesses carried out by them in Hong Kong.

F-19

The income tax provision consists of the following components:

	For the year ended December 31,
	2020	2021
	HKD’000	HKD’000
Current tax	1,530	4,209
Deferred tax	771	28
	2,301	4,237

A reconciliation of the provision for income taxes determined at the Hong Kong statutory income tax rate to the Company’s effective income tax rate is as follows:

	For the year ended December 31,
	2020	2021
	HKD’000	HKD’000
Income before income taxes	14,369	25,710

Tax at Hong Kong statutory tax rate of 16.5%	2,371	4,242
Reconciling items:
Tax effect of temporary difference	11	14
Tax effect of non-taxable income	(85)	(27)
Tax effect of unrecognized tax losses	4	8
Income tax expense	2,301	4,237

Deferred tax

Significant components of deferred tax were as follows:

	Property, plant and equipment	Tax losses	Total
	HKD’000	HKD’000	HKD’000
As of January 1, 2020	151	977	1,128
Recognized in statements of income	172	(943)	(771)

As of December 31, 2020	323	34	357
Recognized in statements of income	6	(34)	(28)

As of December 31, 2021	329	-	329

Management considers future taxable income, including the impacts of reversing taxable temporary differences and future forecasted income when evaluating whatever deferred tax assets are more likely than not to be realized prior to expiration.

F-20

12.	RELATED PARTY BALANCE AND TRANSACTIONS

Nature of relationships with related parties

Name	Relationship
Mr. Zhao	Chairman and Executive Director of the Company
Mr. Ting Kin Cheung (“Mr. Cheung”)	Chief Executive Officer and Executive Director of the Company
Mr. Chin Hung Wong (“Mr. Wong”)*	Former Executive Director of Plutus Securities and Plutus AM
Mr. Wie Hon Tan (“Mr. Tan”)	Executive Director of Plutus Securities and Plutus AM
Aurum Hill Limited	Entity controlled by management of the Company
Plutus Guardians Fund SPC (“Fund SPC”) and its subsidiaries	Entity of which Plutus AM holds management share

* Mr. Wong resigned as Executive Director of Plutus Securities and Plutus AM in April 2022.

Balances with related parties

	As of December 31,
	2020	2021
	HKD’000	HKD’000
Loans to customers:
Mr. Cheung	-	6,080
Mr. Wong	387	956
Mr. Tan	-	156
Aurum Hill Limited	8,358	1,493

Payable to customers:
Mr. Zhao	561	709
Mr. Cheung	424	21

Amounts due from related parties:
Mr. Zhao	-	29,749
Fund SPC and its subsidiaries	721	649

Amount due to a related party:
Mr. Zhao	801	-

Transactions with related parties

	For the year ended December 31,
	2020	2021
	HKD’000	HKD’000

Interest income:
Mr. Cheung	-	321
Aurum Hill Limited	237	225

F-21

Amounts due from related parties and to a related party are unsecured, non-interest bearing and repayable on demand. These balances are non-trade in nature.

Remuneration to directors for the years ended December 31, 2020 and 2021 were:

	For the year ended December 31,
	2020	2021
	HKD’000	HKD’000

Salaries and other short term employee benefits	2,160	3,330
Payments to defined contribution pension schemes	36	53
	2,196	3,383

13.	REGULATORY REQUIREMENtS

The following table illustrates the minimum regulatory capital as established by the Hong Kong Securities and Exchange Commission that the Company’s subsidiaries are required to maintain as of December 31, 2020 and 2021 and the actual amounts of capital that were maintained:

	As of December 31, 2020
	Minimum regulatory capital requirement	Capital levels maintained	Excess net capital	Percent of requirement maintained
	HKD’000	HKD’000	HKD’000	HKD’000

Plutus Securities	5,640	30,046	24,406	533%
Plutus AM	3,000	3,968	968	132%
Total	8,640	34,014	25,374	394%

	As of December 31, 2021
	Minimum regulatory capital requirement	Capital levels maintained	Excess net capital	Percent of requirement maintained
	HKD’000	HKD’000	HKD’000	HKD’000

Plutus Securities	3,000	50,838	47,838	1,695%
Plutus AM	3,000	4,798	1,798	160%
Total	6,000	55,636	49,636	927%

14.	CONCENTRATIONS AND RISKS

Credit Risk

Cash segregated for regulatory purpose is deposited in financial institutions as required by the Hong Kong Securities and Futures Ordinance. These financial institutions are of sound credit ratings and hence management believes that there is no significant credit risk related to cash held for regulatory purpose.

F-22

The Company’s securities trading activities are transacted on either a cash or margin basis. The Company’s credit risk is limited because substantially all of the contracts entered into are settled directly at securities clearing organizations. In margin transactions, the Company extends credit to customers subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers’ account. IPO loans are exposed to credit risk from customers who fail to repay the loans upon IPO stock allotment. The Company monitors the customers’ collateral level and has the right to dispose of the newly allotted stocks once the stocks first start trading.

In connection with its clearing activities, the Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions by the settlement date, generally two business days after the trade date. If customers do not fulfil their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by generally requiring customers to deposit sufficient cash and/or securities into their account prior to placing an order.

Concentrations of credit risk

The Company’s exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes.

The following table sets forth a summary of single customer who represented 10% or more of the Company’s total revenue:

	As of December 31,
	2020	2021
	HKD’000	HKD’000
Customer A	8,900	-
Customer B	8,190	-
Customer C	4,680	-
Customer D	-	12,496
Customer E	-	10,725
Customer F	-	9,360

The following table sets forth a summary of single customer who represented 10% or more of the Company’s loans to customers and receivables from customers:

	As of December 31,
	2020	2021
	HKD’000	HKD’000
Customer A	8,416	*
Customer B	3,436	9,255
Customer C	-	15,752

*Less than 10%

F-23

The following table sets forth a summary of single customer who represented 10% or more of the Company’s payables to customers:

	As of December 31,
	2020	2021
	HKD’000	HKD’000

Customer A	5,000	-
Customer B	2,000	-
Customer C	1,494	-
Customer D	-	1,309
Customer E	-	1,290
Customer F	-	1,110
Customer G	*	709

*Less than 10%

Currency Risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the financial instruments. The Company is not exposed to significant transactional foreign currency risk since almost all of its transactions, assets and liabilities are denominated in HKD.

15.	COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2021 and through the issuance date of these consolidated financial statements.

16.	SUBSEQUENT EVENTS

The Group Reorganization as detailed in note 1 above, was completed on July 15, 2022.

The Company has assessed all events from December 31, 2021, up through July 18, 2022, which is the date of these consolidated financial statements are available to be issued. Saved to the Group Reorganization, there are no other material subsequent events that require disclosure in these consolidated financial statements.

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PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
(Amount in thousands, except for share and per share data, or otherwise noted)

SCHEDULE I — PARENT ONLY FINANCIAL INFORMATION

The following presents condensed parent company only financial information of Plutus Financial Group Limited.

Condensed Balance Sheets

	Years Ended December 31,
	2020	2021	2021
	HK$	HK$	US$
Current Assets
Amount due from a shareholder	9	9	1
Non-Current Assets
Interests in subsidiaries	1,560	1,560	200
Total Assets	1,569	1,569	201

Liabilities and Stockholders’ Equity
Current Liabilities
Amount due to a subsidiary	1,560	1,560	200
Total Liabilities	1,560	1,560	200

Stockholders’ Equity
Preferred shares US$0.0001 par value per share; 3,000,000 authorized; nil share issued and outstanding as of December 31, 2020 and 2021, respectively Ordinary shares US$0.0001 par value per share; 300,000,000 authorized; 12,000,000 shares issued and outstanding as of December 31, 2020 and 2021, respectively	9	9	1
Total Stockholders’ Equity	9	9	1
Total Liabilities and Stockholders’ Equity	1,569	1,569	201

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(i)	Basis of presentation

The Company was incorporated under the laws of the Cayman Islands as an exempted company with limited liability on January 12, 2022 and as a holding company.

The condensed parent company financial information of the Company has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements.

The condensed parent-company-only financial statements are presented as if the incorporation of the Company and its subsidiaries had taken place on January 1, 2020 and throughout the two years ended December 31, 2021.

(ii)	Restricted Net Assets

Schedule I of Rule 5-04 of Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The condensed parent company financial statements have to be prepared in accordance with Rule 12-04, Schedule I of Regulation S-X if the restricted net assets of the subsidiaries of Plutus Financial Group Limited exceed 25% of the consolidated net assets of Plutus Financial Group Limited. A significant portion of the Company’s operations and revenue are conducted and generated by the Company’s wholly-owned subsidiaries, Plutus Securities and Plutus Asset Management, which are licensed by the SFC in Hong Kong. the ability of these two operating subsidiaries to pay dividends to the Company may be restricted because these two SFC licensed operating subsidiaries are subject to the minimum paid-up capital and liquid capital requirements imposed by the SFO to maintain their business licenses and due to the availability of cash balances of these two operating subsidiaries.

As of December 31, 2020 and 2021, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.

No Statements of income and comprehensive income and Statements of cash flows have been presented as the Company has no revenue or expense and cash transaction for both years.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Subject to the provisions of the Companies Act and in the absence of fraud or willful default, the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a Director, managing director, agent, auditor, secretary and other officer for the time being of the Company; or

(b)	is or was, at the request of the Company, serving as a director, managing director, agent, auditor, secretary and other officer for the time being of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

In accordance with the provisions in our articles of incorporation, we will indemnify an officer, director, or former officer or director, to the full extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following Ordinary Shares in connection with the incorporation of the Company without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of shares.

Purchaser	Date of Sale or Issuance	Number of Ordinary Shares	Consideration
Divine Star Ventures Limited which is 100% owned by Zhisheng Zhao.	July 15, 2022	5,400,000	(1)
Radiant Global Ventures Limited which is 100% owned by Zhisheng Zhao.	July 15, 2022	6,600,000	(2)

Totals		12,000,000

(1)	In exchange for the 100% interests in Plutus Securities Limited previously owned by Zhisheng Zhao.
(2)	In exchange for the 100% interests in Plutus Asset Management Limited previously owned by Zhisheng Zhao.

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ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibits

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
3.1	Memorandum and Articles of Association of Plutus Financial Group Limited, dated January 12, 2022
4.1	Registrant’s Specimen Certificate for Ordinary Shares*
5.1	Opinion of Harney Westwood & Riegels regarding the validity of the Ordinary Shares being registered*
8.2	Opinion of CFN Lawyers regarding certain Hong Kong legal matters and tax matters*
10.1	Agreement with Hee Solutions Limited
10.2	Independent Asset Manager Agreement with Bank of Singapore Limited, Hong Kong Branch
10.3	Collaboration Agreement with Bank J. Safra Sarasin Ltd., Hong Kong Branch
10.4	Collaboration Agreement with Bank J. Safra Sarasin Ltd., Singapore Branch
10.5	Tenancy Agreement with Sun Properties Company Limited
10.6	Employment Agreement with Ting Kin Cheung
10.7	Employment Agreement with Chun Lok Yeung
10.8	Form of Lock-up Agreement (included as Exhibit A to Underwriting Agreement)*
14.1	Code of Business Conduct and Ethics of the Registrant
21.1	Subsidiaries of the Registrant
23.1	Consent of WWC, P.C., an independent registered public accounting firm
99.1	Consent of Independent Director Nominee Wing Cheung Yan
99.2	Consent of Independent Director Nominee Tin Shun Lui
99.3	Consent of Independent Director Nominee Wing Yan Lam
107	Filing Fee Table*

*	To be filed by amendment

Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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The undersigned registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate Offering Price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

To provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

To file a post-effective amendment to the Registration Statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering, unless the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

4.	For the purpose of determining any liability under the Securities Act, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Wan Chai, Hong Kong on July 19, 2022.

Plutus Financial Group Limited

By:	/s/ Ting Kin Cheung
Name:	Ting Kin Cheung
Title:	Chief Executive Officer

By:	/s/ Chun Lok Yeung
Name:	Chun Lok Yeung
Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ Zhisheng Zhao
Name:	Zhisheng Zhao
Title:	Chairman and Director

By:	/s/ Ting Kin Cheung
Name:	Ting Kin Cheung
Title:	Director

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POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Ting Kin Cheung and Chun Lok Yeung as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of Ordinary Shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ting Kin Cheung	Principal Executive Officer	July 19, 2022
Name:

/s/ Chun Lok Yeung	Principal Financial and Accounting Officer	July 19, 2022
Name:

/s/ Zhisheng Zhao	Chairman and Director	July 19, 2022
Name:

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Plutus Financial Group Limited, has signed this registration statement or amendment thereto in New York, NY on July 19, 2022.

The Crone Law Group P.C.

By:	/s/ Mark Crone
Name:	Mark Crone
Title:	Managing Partner

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